Form 10-K405, Exhibit 13
period 1995-06-30
CALIFORNIA MICROWAVE INC
filed 1995-09-28
CIK 16357

                                                                     Exhibit 13
                                                  Annual Report to Stockholders
                                               (pages incorporated by reference)


CONSOLIDATED STATEMENTS OF OPERATIONS                 CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

                                                  (In thousands, except per share amounts)
------------------------------------------------------------------------------------------
Years ended June 30,                                    1995           1994           1993
------------------------------------------------------------------------------------------
SALES                                               $467,928       $405,832       $306,564
Cost of products sold                                344,806        294,803        220,896
                                                    --------------------------------------
Gross margin                                         123,122        111,029         85,668

EXPENSES:
Research and development                              29,707         17,627         11,916
Marketing and administration                          73,236         62,875         49,422
Amortization of intangible assets                      2,452          2,068          1,554
Other charges:
   Restructuring                                      20,946
   Merger-related                                      3,762
                                                    --------------------------------------
Total expenses                                       130,103         82,570         62,892
                                                    --------------------------------------
OPERATING INCOME (LOSS)                               (6,981)        28,459         22,776
Interest expense                                      (4,813)        (3,045)        (2,576)
Interest income                                          452            521            216
                                                    --------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                    (11,342)        25,935         20,416
Provision for (benefit from) income taxes             (3,447)         9,337          6,711
                                                    --------------------------------------
NET INCOME (LOSS)                                   $ (7,895)      $ 16,598       $ 13,705
                                                    ======================================

NET INCOME (LOSS) PER SHARE:
   Primary                                          $  (0.51)      $   1.04       $   1.02
                                                    ======================================
   Fully diluted                                    $  (0.51)      $   1.04       $   1.02
                                                    ======================================
Average shares and equivalents outstanding:
   Primary                                            15,533         15,890         13,380
   Fully diluted                                      15,533         17,240         13,380
                                                    ======================================

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS                           CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                         (Dollars in thousands)
June 30,                                                                             1995                  1994
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                     $  1,983              $ 13,949
   Short-term investments                                                             613                   434
   Accounts receivable, less $2,136 allowance for
     doubtful accounts ($925 in 1994)                                             106,635               115,943
   Inventories                                                                    100,431                79,422
   Deferred tax assets                                                             11,494                 5,404
   Prepaid expenses                                                                 1,898                 2,180
                                                                                 --------              --------
     Total current assets                                                         223,054               217,332
                                                                                 --------              --------

Property, plant and equipment, at cost                                             86,633                73,521
Less accumulated depreciation and amortization                                     46,365                37,060
                                                                                 --------              --------
     Net property, plant and equipment                                             40,268                36,461
                                                                                 --------              --------
Intangible assets of businesses acquired, less accumulated
     amortization of $19,348 ($6,896 in 1994)                                      52,007                64,511
Deferred tax assets                                                                 5,467
Other assets                                                                        5,816                 3,146
                                                                                 --------              --------
                                                                                 $326,612              $321,450
                                                                                 ========              ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable                                                                 $                     $  3,400
   Current portion of long-term debt                                                  301                   465
   Accounts payable                                                                38,637                39,688
   Accrued income taxes                                                             2,892                 6,574
   Other accrued liabilities                                                       55,403                44,016
                                                                                 --------              --------
     Total current liabilities                                                     97,233                94,143
                                                                                 --------              --------

LONG-TERM LIABILITIES:
   Long-term debt                                                                   4,591                 5,203
   Other long-term liabilities                                                      7,876                 2,394
   Convertible subordinated notes                                                  63,200                65,200
                                                                                 --------              --------
     Total long-term liabilities                                                   75,667                72,797
                                                                                 --------              --------

STOCKHOLDERS' EQUITY:
   Common stock, $0.10 par value, 29,200,000 shares authorized:
     15,718,872 shares issued and outstanding (15,257,094 shares in 1994)           1,572                 1,526
   Capital in excess of par value                                                  84,034                77,165
   Retained earnings                                                               68,720                76,615
   Unamortized restricted stock plan expense                                         (462)                 (775)
   Cumulative translation adjustment                                                 (152)                  (21)
                                                                                 --------              --------
     Total stockholders' equity                                                   153,712               154,510
                                                                                 --------              --------
                                                                                 $326,612              $321,450
                                                                                 ========              ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY       CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


Three years ended June 30, 1995                                                                  (In thousands, except for shares)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Unamortized
                                                                   Capital                 restricted    Cumulative   Total stock-
                                           Common stock       in excess of     Retained    stock plan   translation       holders'
                                           Shares    Amount      par value     earnings       expense    adjustment         equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992               11,817,617    $1,182        $36,146      $46,312       $(1,359)        $           $ 82,281
                                       -------------------------------------------------------------------------------------------
Public offering of common stock         2,530,000       253         30,934                                                  31,187
Common stock issued under:
   Stock option, restricted stock
     and stock purchase plans             285,674        29          2,592                        120                        2,741
   Other                                  205,088        20          1,473                                                   1,493
Currency translation adjustment                                                                                   3              3
Net income                                                                       13,705                                     13,705
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993               14,838,379     1,484         71,145       60,017        (1,239)            3        131,410
                                       -------------------------------------------------------------------------------------------
Common stock issued under:
   Stock option, restricted stock and
     stock purchase plans                 407,235        41          5,916                        464                        6,421
   Other                                   11,480         1            104                                                     105
Currency translation adjustment                                                                                 (24)           (24)
Net income                                                                       16,598                                     16,598
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994               15,257,094     1,526         77,165       76,615          (775)          (21)       154,510
                                       -------------------------------------------------------------------------------------------
Common stock issued under:
   Stock option, restricted stock
     and stock purchase plans             465,028        47          6,941                        313                        7,301
   Other                                   (3,250)       (1)           (72)                                                    (73)
Currency translation adjustment                                                                                (131)          (131)
Net loss                                                                         (7,895)                                    (7,895)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995               15,718,872    $1,572        $84,034      $68,720       $  (462)        $(152)      $153,712
                                       ===========================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                 CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

                                                                                          (In thousands)
--------------------------------------------------------------------------------------------------------
Years ended June 30,                                                  1995           1994           1993
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                 $ (7,895)      $ 16,598       $ 13,705

Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Depreciation and amortization                                    11,762          8,567          6,539
   Amortization of intangible assets                                 2,452          2,068          1,554
   Non-cash portion of restructuring charge                         12,345
   Other adjustments                                                  (155)           449            181
   Deferred taxes                                                  (11,557)          (120)            15
   Debt issuance costs paid                                            210         (1,936)           581

Net effect of changes in:
   Accounts receivable                                               9,308        (34,284)       (13,560)
   Inventories                                                     (23,009)       (10,967)        (9,525)
   Prepaid expenses                                                    282            429           (423)
   Accounts payable                                                 (1,051)         1,493          6,733
   Accrued income taxes                                             (1,910)         2,664            849
   Other accrued liabilities and other long-term liabilities        24,409         (8,255)         5,654
                                                                  --------------------------------------
Net cash provided by (used in) operating activities                 15,191        (23,294)        12,303
                                                                  --------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                               (17,259)       (12,266)       (11,889)
Acquisition of MRC                                                  (9,600)        (1,550)
Acquisition of TTS                                                                (24,196)
Proceeds from sale of assets                                           123            142             98
Unexpended plant and equipment funds                                                  341          2,981
Other                                                                 (902)          (302)           173
                                                                  --------------------------------------
Net cash provided by (used in) investing activities                (27,638)       (37,831)        (8,637)
                                                                  --------------------------------------

FINANCING ACTIVITIES
Issuance of convertible subordinated notes                                         63,200
Payments on long-term obligations                                   (1,356)          (503)       (35,260)
Net borrowings (repayments) of notes payable                        (3,400)         1,900         (1,950)
Issuance of long-term debt                                                            267            215
Issuance of common stock                                             5,237          4,657         34,480
                                                                  --------------------------------------
Net cash provided by (used in) financing activities                    481         69,521         (2,515)
                                                                  --------------------------------------
Net increase (decrease) in cash and cash equivalents               (11,966)         8,396          1,151
Cash and cash equivalents at beginning of year                      13,949          5,553          4,402
                                                                  --------------------------------------
Cash and cash equivalents at end of year                          $  1,983       $ 13,949       $  5,553
                                                                  ======================================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
   Interest                                                       $  4,746       $  2,771       $  2,942
   Income taxes                                                      9,808          6,884          6,348

Supplemental disclosure of non-cash investing and
   financing activities:
Additional purchase price of MRC's stock                                            9,600          1,400
Tax benefit of options exercised                                     1,772          1,448            437
Note issued in connection with the purchase
   of TTS' assets                                                   (2,000)         2,000
                                                                  ======================================


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of California Microwave, Inc. and all subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated.

Microwave Networks Incorporated ("MNI") merged with a wholly owned subsidiary of the Company effective May 31, 1995, in a transaction accounted for as a pooling of interests. All periods presented prior to 1995 have been restated to reflect this merger (see Note 3).

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to June 30 and includes 53 weeks in fiscal 1993 and 52 weeks in fiscal 1994 and 1995. For clarity of presentation, all fiscal periods are reported as ending on a calendar month-end.

REVENUE RECOGNITION
Generally, sales are recorded at the time individual items are shipped. Sales on certain long-term, small quantity, high unit-value contracts are recognized at the completion of significant project milestones, which generally are contract line items. Scheduled billings and retainages under certain contracts (principally export contracts) have deferred billing provisions resulting in unbilled accounts receivable at June 30, 1995 and 1994 of $12,650,000 and $21,359,000, respectively. The unbilled receivable at June 30, 1995 is expected to be collected within one year.

INVENTORIES AND COST OF PRODUCTS SOLD
Inventories are recorded at the lower of cost or market. Project inventories are transferred to cost of products sold at the time revenue is recognized based on the estimated total manufacturing costs and total contract prices under each contract. Losses on contracts are recognized in full when the losses become determinable. The cost of other inventories is generally based on standard costs which approximate actual costs as determined by the first-in, first-out method.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash equivalents are carried at cost which approximates market and consist of highly liquid investments with maturities, when purchased, of three months or less. The Company invests its excess cash principally in commercial paper of highly rated large industrial companies and in bankers' acceptances and certificates of deposits of large banks. Generally, these investments mature within 90 days. The Company has not experienced losses related to these investments. The adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities," did not have a material impact on the Company's financial position or results of operations.

CREDIT RISK
The Company manufactures and sells communications products and systems to large commercial customers, principally domestic and foreign telephone companies and major common carriers, and to the U.S. government. The Company generally requires no collateral, but generally requires letters of credit, denominated in U.S. dollars, from its foreign customers. In 1995, 1994 and 1993, the Company charged to operations $1,297,000, $361,000 and $381,000, respectively, for its provision for doubtful accounts.

FOREIGN EXCHANGE CONTRACTS
The Company enters into forward currency exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the assets being hedged. Gains and losses on hedges of firm commitments are deferred and included in the basis of the hedged transaction when it is completed. Contracts to sell 4.6 million United Kingdom pounds and 17.4 million German marks (total U.S. dollar equivalent of approximately $19.8 million) were outstanding at June 30, 1995 and mature from July 1995 through December 1995. The net gains and losses resulting from these and other foreign currency transactions have not been material.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets.

NET INCOME (LOSS) PER SHARE
Net income per share is based on the weighted average number of common shares outstanding plus the effect of the assumed exercise of stock options which are dilutive common stock equivalents. Fully diluted net income per share assumes conversion of the convertible subordinated notes and the related reduction of interest expense, when dilutive. Net loss per share is computed using the weighted average number of common shares outstanding.

INTANGIBLE ASSETS OF BUSINESSES ACQUIRED
The excess of purchase price over the fair market value of net assets acquired generally is amortized on a straight-line basis over periods of 5 to 30 years. The carrying value of this excess purchase price will be reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the excess purchase price will not be recoverable, the Company's carrying value will be reduced appropriately. See Note 12.

                                                      CALIFORNIA MICROWAVE, INC.

FOREIGN CURRENCY TRANSLATION
The Company translates the assets and liabilities of its foreign subsidiaries into U.S. dollars at the rates of exchange in effect at the end of the period. Gains and losses from this translation are credited or charged to stockholders' equity as cumulative translation adjustments. Revenues and expenses are translated using average rates in effect during the period.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SALES
The Company operates in one industry--the manufacture of electronics equipment for communications, including telephone, data, control, detection, ranging and surveillance. A breakdown of sales by product class and by market sector for the last three years is shown below:

                                                                 (In thousands)
-------------------------------------------------------------------------------
                                         1995             1994             1993
-------------------------------------------------------------------------------
Satellite communications             $174,034         $178,119         $157,282
                                           37%              44%              51%
Wireless                              228,069          176,239          100,388
                                           49%              44%              33%
Intelligence                           64,625           49,796           45,511
                                           14%              12%              15%
Other                                   1,200            1,678            3,383
                                                                              1%
                                     ------------------------------------------
                                     $467,928         $405,832         $306,564
                                     ==========================================

International                        $223,976         $188,473         $146,461
                                           48%              46%              48%
U.S. commercial                       136,284          115,479           78,608
                                           29%              28%              26%
U.S. government                       107,668          101,880           81,495
                                           23%              26%              26%
                                     ------------------------------------------
                                     $467,928         $405,832         $306,564
                                     ==========================================

International sales by geographic area were as follows:

                                                                 (In thousands)
                                         1995             1994             1993
-------------------------------------------------------------------------------
Asia--Pacific                        $ 66,598        $  64,570        $  36,989
Latin America                          62,623           45,368           37,436
Europe                                 58,744           49,795           37,137
Africa and Middle East                 23,334           17,765           28,229
Other--principally
    Canada                             12,677           10,975            6,670
                                     ------------------------------------------
                                     $223,976         $188,473         $146,461
                                     ==========================================

3. ACQUISITIONS
Microwave Networks Incorporated
On May 31, 1995, California Microwave, Inc. acquired MNI in a merger effected by exchanging 3,342,653 shares of the Company's common stock and options to acquire 132,347 shares of the Company's common stock for all of the outstanding MNI Capital Stock (defined as the then outstanding MNI common and preferred stock and MNI common stock issuable under then outstanding options, warrants or other convertible securities). At May 31, 1995, MNI had outstanding 9,140,422 shares of common and preferred stock and 361,900 options to acquire MNI common stock, resulting in an exchange ratio of 0.3657 share of the Company's common stock for each share of MNI Capital Stock. MNI is engaged in the design, manufacture, sale and installation of high performance microwave radios and transmission products. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated to include the results of MNI for all periods presented. Separate results of operations are as follows:

                                                                               (In thousands)
---------------------------------------------------------------------------------------------
                                                       Merger-
                            California                 Related
                       Microwave, Inc.         MNI    Expenses     Adjustments       Combined
---------------------------------------------------------------------------------------------
Year ended
   June 30, 1995

Sales                         $409,208    $59,720      $               $(1,000)      $467,928
Net income (loss)             $ (9,244)   $ 5,152      $(3,762)        $   (41)      $ (7,895)

Year ended
  June 30, 1994

Sales                         $369,017    $36,976      $               $  (161)      $405,832
Net income                    $ 15,056    $ 1,612      $               $   (70)      $ 16,598

Year ended
  June 30, 1993

Sales                         $267,181     $39,383     $                $             $306,564
Net income                    $ 10,004     $ 3,701     $                $             $ 13,705

The merger-related expenses reflect costs associated with the merger transaction, such as legal, investment banking and accounting fees.

California Microwave-TeleCom Transmission Systems, Inc. (formerly TeleSciences Transmission Systems, Inc.) The Company acquired substantially all of the assets and certain of the liabilities of TeleSciences Transmission Systems, Inc. ("TTS"), a wholly owned subsidiary of TeleSciences, Inc., on October 26, 1993. TTS' product line consists of digital and analog microwave radios for the cellular, personal communications network and private network markets. The Company paid $28.7 million for those net assets at the closing, consisting of $23.7 million in cash and a $5 million, five-year, 5% convertible subordinated note, convertible (after the resolution of certain acquisition-related matters) at the option of the holder into common stock of the Company at a conversion price of $28.50 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

Concurrent with the closing of this transaction, the Company issued for cash to Motorola, Inc., an investor in TeleSciences, Inc., a $5.7 million, five-year 5% convertible subordinated note, convertible at Motorola's option into the Company's common stock at a price of $28.50 per share.

Of the $5 million note to TeleSciences, Inc., $3 million was offset against advances from TTS to its parent during the period prior to the closing of the acquisition, and the remaining $2 million was offset during 1995 by adjustments provided for in the acquisition agreement.

The acquisition was accounted for as a purchase transaction and accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition. The net assets at acquisition were adjusted from preliminary estimates as information regarding asset and liability valuations and customer commitments was obtained and finalized. The excess of the purchase price over the valuation of the net assets acquired is being amortized on a straight-line basis over thirty years. During 1995, the excess of purchase price over the valuation of net assets acquired for TTS of $22,103,000 was reduced by $10,000,000 as a result of the restructuring described in Note 12. The operating results of TTS have been included in the Consolidated Statements of Operations from the acquisition date.

The effect of the acquisition of TTS on the Consolidated Statements of Cash Flows was as follows:

                                                                 (In thousands)
-------------------------------------------------------------------------------
                                                                           1994
-------------------------------------------------------------------------------
Working capital acquired (excluding cash),
   as adjusted                                                          $(1,903)
Property, plant and equipment                                             5,188
Other assets                                                                497
Other long-term obligations                                              (1,689)
Excess of purchase price over valuation
   of net assets acquired                                                22,103
                                                                        -------
Total cash price, net of cash received                                  $24,196
                                                                        =======

The following pro forma combined results for 1994 and 1993 are as if the acquisition of TTS had been consummated on July 1, 1992.

(Unaudited)                             (In thousands, except per share amounts)
--------------------------------------------------------------------------------
                                                         1994               1993
--------------------------------------------------------------------------------
Sales                                                $426,697           $371,178
Income before income taxes                             21,790             18,380
Net income                                             13,987             12,422
Net income per share                                 $   0.88           $   0.93
Average shares outstanding                             15,890             13,380
                                                     ===========================

The pro forma results, which are based upon certain assumptions and estimates which the Company believes are reasonable, do not purport to be indicative of results that actually would have occurred had the acquisition closed on July 1, 1992, and are not intended to be a projection of future results.

Intangible assets resulting from acquisitions made prior to 1993 are being amortized over periods ranging from five to thirty years.

4. INVENTORIES
The components of inventories were as follows:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                                         1995               1994
--------------------------------------------------------------------------------
Projects in process                                  $ 35,062            $20,963
Less progress billings                                 13,358              4,702
                                                     --------            -------
                                                       21,704             16,261
Work-in-process and
   finished goods                                      38,179             30,953
Raw materials and parts                                40,548             32,208
                                                     --------            -------
                                                     $100,431            $79,422
                                                     ========            =======

5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                         Life              1995             1994
                                      (In years)
--------------------------------------------------------------------------------
Land                                                    $ 2,220          $ 2,514
Buildings                                30-40            6,072            9,838
Test equipment and
   machinery                              3-10           49,255           40,305
Office equipment                          5-10           22,076           16,294
Vehicles                                  3-5             1,337            1,441
Leasehold
   improvements                       Term of lease       5,673            3,129
                       ---------------------------------------------------------
                                                        $86,633          $73,521
                       =========================================================


Included in other assets at June 30, 1995 is approximately $2.3 million of land and buildings held for sale in conjunction with the restructuring described in
Note 12.

Depreciation and amortization expense was $11,465,000 for the year ended June 30, 1995 ($8,694,000 and $6,084,000 for the years ended June 30, 1994 and 1993, respectively).

                                                      CALIFORNIA MICROWAVE, INC.

6. ACCRUED LIABILITIES
Other accrued liabilities consisted of the following:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                                          1995              1994
--------------------------------------------------------------------------------
Salaries, bonuses and
    commissions                                        $12,563           $10,368
Vacations                                                5,732             4,720
Other payroll related                                    3,670             4,159
Warranties                                               4,282             1,074
Contract costs                                          15,300             3,963
Advance payments                                         3,131             2,666
Due to former MRC stockholders                                             9,600
Accrued restructuring expenses                           4,303
Other                                                    6,422             7,466
                                                       -------------------------
                                                       $55,403           $44,016
                                                       =========================

7. CREDIT LINES, NOTES PAYABLE AND LONG-TERM DEBT
The Company has available two unsecured committed credit facilities totaling $33.5 million. In October 1993, the Company amended one of these agreements to increase its credit facilities to a total of $48.5 million. In February 1994, the unsecured committed credit facilities were reduced to $33.5 million, of which $25 million expires in October 1995, and $8.5 million expires in October 1996. As of June 30, 1995, there were no borrowings and $10.6 million of standby letters of credit outstanding under these credit lines. The standby letters of credit support certain export contracts. The facilities require 1/4% annual commitment fees and interest rates for borrowings will not exceed the banks' reference rates.

At June 30, 1994, MNI had notes payable consisting of funds borrowed under a $7,622,000 line of credit with a bank. The line bore interest at the prime rate and was secured by certain assets. At June 30, 1994, the unused portion of the line of credit was $4,222,000. Also at June 30, 1994, MNI had long-term debt consisting of a $378,000 note payable to a bank, which bore interest at prime and was secured by certain assets. In connection with the merger, both the line of credit and the long-term debt were repaid and canceled.

Long-term debt consisted of the following:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                                           1995             1994
--------------------------------------------------------------------------------
Industrial Development Bonds:
   Suffolk County, New York                             $ 1,930          $ 2,130
   Monroe County, New York                                2,370            2,550
City of Rochester, New York                                 592              610
Other                                                                        378
                                                        ------------------------
                                                        $ 4,892          $ 5,668
                                                        ========================
Current portion of above                                $   301          $   465
                                                        ========================
Long-term portion of above                              $ 4,591          $ 5,203
                                                        ========================
Convertible subordinated notes:
   5 1/4% notes due 2003                                $57,500          $57,500
   5% notes due 1998                                      5,700            7,700
                                                        ------------------------
                                                        $63,200          $65,200
                                                        ========================

Debt maturing in each of the next five years and thereafter is as follows:
1996--$301,000; 1997--$413,000; 1998--$315,000; 1999--$6,126,000;
2000--$278,000; 2001 and thereafter--$60,659,000.

The industrial development bonds bear interest at a floating rate, based upon prevailing market conditions, which is redetermined every seven days. The weighted average interest rate in effect on both bonds as of June 30, 1995, was 4.3%. The Suffolk County bonds are repaid in 15 annual installments beginning November 1993, while the Monroe County bonds are repaid in 20 annual installments beginning June 1993. Both bonds may be prepaid at any time, without penalty and are backed by letters of credit. The City of Rochester loans bear an interest rate of 5.9% and require monthly repayments. Both the bonds and the city loans are secured by mortgages on the properties involved.

At June 30, 1995, there existed certain events of technical defaults under the credit facilities and debt agreements. The lenders have waived such defaults and amended such covenants under the credit facilities and debt agreements as necessary to bring the Company into compliance at June 30, 1995.

On December 15, 1993, the Company issued $57.5 million of 5 1/4% convertible subordinated notes, due December 15, 2003. These notes are convertible, at the option of the holder, at a price of $28.4375 per share at any time prior to maturity. These notes are redeemable at any time on or after January 1, 1997, at the option of the Company. Interest is payable semi-annually commencing June 15, 1994. The notes are subordinated to all existing and future senior indebtedness of the Company. These notes are quoted on the Nasdaq National Market. At June 30, 1995, the fair value of the outstanding notes was $59.2 million, based on quoted market prices (which reflect the market value of the underlying securities into which they are convertible, as well as current interest rates), compared to the carrying amount of $57.5 million.

Concurrent with the closing of the acquisition of TTS in October 1993, the Company issued a $5.7 million, five-year 5% convertible subordinated note to Motorola, Inc., convertible at Motorola's option into the Company's common stock at a price of $28.50 per share. At its option, the Company may redeem the note without penalty, at any time after December 31, 1994. The note is subordinated to all existing and future senior indebtedness of the Company.

Also concurrent with the closing of the acquisition of TTS, the Company issued a $5 million, five year, 5% convertible subordinated note to TeleSciences, Inc. Of the $5 million note, $3 million was offset against advances from TTS to its parent during the period prior to the closing of the acquisition, and the remaining $2 million was offset during 1995 by adjustments provided for in the acquisition agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

The maximum amount of interest-bearing debt during 1995 was $ 95.6 million and the average amount borrowed was $80.2 million at an average interest rate of 5.5%. Comparable amounts for 1994 and 1993 were $75.4 million and $ 47.0 million maximum borrowings, $ 49.9 million and $ 32.9 million average borrowings and 5.0% and 5.5% average rates, respectively.

8. COMMON STOCK
STOCKHOLDER RIGHTS
In October 1989, the stockholders approved a rights agreement under which there was distributed to the Company's stockholders the right to buy, for $35, one share of common stock for each share of common stock held by such stockholders. The rights will only become exercisable if a person or group acquires 20% or more of the Company's common stock or announces an offer to acquire 30% or more of the Company's common stock. In the event the Company is acquired, or upon the occurrence of certain other events, each right may under certain circumstances entitle the holder to purchase, for $35, $70 worth of common stock. Until such events occur, the rights are redeemable at any time by the Company for $0.01 per right.

PUBLIC OFFERING
In March 1993, the Company sold in a public offering 2,530,000 shares of its common stock at $13.25 per share. The net proceeds of $31.2 million were used to retire the bridge loan incurred in the acquisition of Microwave Radio Corporation ("MRC").

OPTIONS AND OTHER STOCK PLANS
Stock options have been granted to officers, directors, key employees and consultants under the Company's stock option plans at the fair market value on the date of grant. Most options currently outstanding become exercisable in annual installments of 25%, beginning one year after the date of grant. Options granted under the 1986 and 1992 Stock Option Plans expire after ten years. Options assumed by the Company that were granted under MNI's stock option plans (the "MNI Plans") generally become exercisable in annual installments of 25%, beginning on the date of grant.

A summary of activity for fiscal 1995, 1994 and 1993 under the 1986 and 1992 Stock Option Plans and the MNI Plans is presented below:

                               Shares Under Option
--------------------------------------------------------------------------------
                              Years ended June 30,

                                                                    Option Price
                              1995         1994         1993           Per Share
--------------------------------------------------------------------------------
Beginning of year        1,663,947    1,517,724    1,084,641      $0.49 - $27.25
Granted                    628,695      598,945      715,822      $2.60 - $34.25
Exercised                 (376,712)    (327,087)    (175,889)     $0.49 - $27.25
Canceled                  (199,106)    (125,635)    (106,850)     $0.64 - $27.25
                         -------------------------------------------------------
End of year              1,716,824    1,663,947    1,517,724      $0.56 - $34.25
                         =======================================================
Exercisable                517,306      484,213      412,866
Available for grant        713,947      743,588      716,898
Additional authorized      500,000      500,000      600,000

Stock grants have been made to officers and other key employees under the 1988 restricted stock plan at no charge to the employees. These grants generally vest 20% per year, beginning one year after the date of issue. The fair market value of the shares, at grant date, is charged to compensation expense over the five-year period. Compensation expense relating to this plan for the past three years was: 1995--$298,000; 1994--$404,000 and 1993--$454,000. On October 21,
1993, the Company's 1992 Restricted Stock Plan covering 250,000 shares was terminated.

A summary of activity in the restricted stock plans is as follows:

                                                  Outstanding Restricted Shares
-------------------------------------------------------------------------------
                                       1995              1994              1993
-------------------------------------------------------------------------------
Beginning of year                    83,300           129,200           138,300
Granted                               3,450               600            40,000
Canceled                            (10,600)           (6,300)          (11,500)
Vested                              (31,820)          (40,200)          (37,600)
                                    -------------------------------------------
End of year                          44,330            83,300           129,200
                                    ===========================================
Available for grant                  32,050            24,900           269,200
                                    ===========================================

The Company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at no less than 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During 1995, 95,466 shares were issued for $1,880,000 (85,848 shares for $1,271,000 during 1994 and 81,285 shares for $696,000 during
1993), leaving 287,457 shares reserved for future issuances.

9. RETIREMENT PLANS
The Company has a defined contribution retirement plan covering substantially all employees. One part of the plan is a 401(k) savings plan which allows employees to contribute pretax compensation up to the lesser of 20% of total annual compensation or the statutory limit (currently $9,240). The Company matched 67% of the first $1,200 of each employee's contributions in fiscal 1995. The second part of the plan arises out of the conversion by the Company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of California Microwave employment. All of the above employer contributions are determined by and subject to the approval of the Company's board of directors.

Contributions to these plans are summarized below. Included in these amounts are amounts expensed under California Microwave's previous cash profit sharing plan and MRC's and MNI's separate 401(k) plans. MRC's employees participated in the MRC 401(k) plan through June 30, 1994. They began participation in the Company's retirement plans on July 1, 1994. MNI's employees participated in MNI's 401(k) through June 30, 1995.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

Fiscal year:                                                      (In thousands)
--------------------------------------------------------------------------------
1995                                                                      $1,730
1994                                                                       2,157
1993                                                                       1,270

10. INCOME TAXES
The provision for (benefit from) income taxes consisted of the following:

                                                                 (In thousands)
-------------------------------------------------------------------------------
                                      1995               1994              1993
-------------------------------------------------------------------------------
Current:
   Federal                        $  6,862           $  9,791           $ 5,735
   State                             1,248              2,282             1,143
   Foreign                                                                  236
                                  ---------------------------------------------
                                     8,110             12,073             7,114
                                  ---------------------------------------------
Deferred:
   Federal                          (9,779)            (2,312)               12
   State                            (1,778)              (424)             (415)
                                  ---------------------------------------------
                                   (11,557)            (2,736)             (403)
                                  ---------------------------------------------
                                  $ (3,447)          $  9,337           $ 6,711
                                  =============================================

Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets are as follows:

                                                                  (In thousands)
--------------------------------------------------------------------------------
June 30,                                                    1995            1994
--------------------------------------------------------------------------------
Deferred tax assets:
   Restructuring charges                                 $ 8,169          $
   Inventory reserve                                       4,231           3,237
   Warranty reserve                                        1,771             627
   Contracts in progress                                   1,458           1,042
   Receivables reserve                                       932             414
   Compensation related reserves                             714             630
   Other                                                   1,230           1,504
                                                         -----------------------
                                                          18,505           7,454
                                                         -----------------------
Deferred tax liabilities:
   Depreciation                                            1,163           1,196
   Other                                                     381             854
                                                         -----------------------
                                                           1,544           2,050
                                                         -----------------------
Net deferred tax assets                                  $16,961          $5,404
                                                         =======================

The differences between the U.S. federal statutory income tax rate and the Company's effective rate were as follows:

                                             1995           1994           1993
-------------------------------------------------------------------------------
U.S. federal statutory
   income tax rate                          (35.0)%         35.0%          34.0%
Merger expenses                              11.6
State income taxes,
   net of federal benefit                    (3.0)           4.7            3.7
Goodwill                                      5.5            2.1            2.4
Foreign Sales Corporation
   tax benefits                              (8.0)          (5.0)          (4.2)
Research tax credits                         (2.6)          (2.2)          (0.9)
Other                                         1.1            1.4           (2.1)
                                            -----------------------------------
                                            (30.4)%         36.0%          32.9%
                                            ===================================

At June 30, 1995, the Company has available to provide future tax benefits net operating loss carryforwards of approximately $416,000, which will expire in 2002, and unused foreign tax credits of approximately $224,000, which will expire in 1997 and 1998.

11. COMMITMENTS
All of the buildings occupied by the Company, except for Company-owned facilities, are occupied under operating leases which expire in one to ten years. Certain of these leases contain escalation clauses. Total lease expense for the past three years was: 1995--$5,270,000; 1994--$4,098,000 and
1993--$2,868,000. Lease commitments, exclusive of property taxes, which are payable by the Company, will be due as follows: 1996--$4,944,000; 1997--$4,217,000; 1998--$3,504,000; 1999--$2,498,000; 2000--$2,516,000 and 2001
through 2008--$1,028,000.

12. RESTRUCTURING AND OTHER CHARGES
In June 1995, the Company recorded restructuring and other charges of approximately $37 million in connection with a program to reduce costs and improve operating efficiencies. The program includes, among other things: the integration of operations within the Company's Wireless Products Group and the exit by TTS from the short-haul radio market, which included certain short-haul radio contracts and the shifting of short-haul radio sales to MRC; the recording of certain contract costs at STS; the elimination of excess facilities; the reduction of employees at STS; the write-off of excess inventory and capital equipment; and the write down of intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


The elements of the total charges as of June 30, 1995 are as follows:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                                            Representing
                                                     ---------------------------
                                                           Asset          Future
                                       Provision     Write Downs    Cash Outlays
--------------------------------------------------------------------------------
Contract
  termination
  and other
  costs                                  $13,450         $   750         $12,700
Excess facilities                          6,702             955           5,747
Severance costs                            1,254                           1,254
Inventory write-offs                         227             227
Capital equipment
  write-offs                               1,363           1,363
Other                                      3,400             600           2,800
Intangible asset
  write-down                              10,000          10,000
                                         ---------------------------------------
                                         $36,396         $13,895         $22,501
                                         =======================================

The charges are included in the accompanying Consolidated Statements of Operations as follows:

                                                                  (In thousands)
--------------------------------------------------------------------------------
                                                                            1995
--------------------------------------------------------------------------------
Cost of sales                                                            $14,850
Marketing and administration                                                 600
Restructuring                                                             20,946
                                                                         -------
                                                                         $36,396
                                                                         =======
Tax effect of charges                                                    $14,195
                                                                         =======
Net after tax effect                                                     $22,201
                                                                         =======

Contract termination and other costs represent the estimated costs of certain low-margin, short-haul radio contracts at TTS, including extended warranty provisions and other charges, as well as certain contract costs at STS. The excess facilities costs represent the consolidation into one location from two previously occupied by STS and the consolidation of other facilities. Employee severance costs relate to the termination of approximately 90 employees in connection with the STS consolidation. Inventory and capital equipment write-offs relate to the excess inventory and capital equipment as a result of the consolidation of STS locations, the integration of Wireless Products Group operations and TTS exiting the short-haul radio market. The write down of intangible assets represents the excess of the carrying value of TTS' intangible assets over the revised amount recoverable as a result of TTS exiting the short-haul radio market.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS     CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------



The Board of Directors and Stockholders
California Microwave, Inc.

We have audited the accompanying consolidated balance sheets of California Microwave, Inc. at June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of California Microwave, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.




Palo Alto, California
August 4, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                             CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------



OVERVIEW
Since the late 1980s, California Microwave, Inc.'s strategy has focused on increasing sales through penetration of international markets and on increased internal and external investment in new wireless and satellite communications products. Consistent with this strategy, the Company has targeted the wireless product area and in April 1992 acquired Microwave Radio Corporation (MRC), a manufacturer of digital and analog fixed-link and portable microwave radios, and in October 1993 acquired all of the assets and certain of the liabilities of TeleSciences Transmission Systems, Inc. (TTS), a manufacturer of digital and analog microwave radios for the cellular, personal communications network and private network markets.

In May 1995, California Microwave acquired Microwave Networks Incorporated (MNI) in a merger effected by exchanging approximately 3.3 million shares of its common stock for all the outstanding common and preferred stock of MNI and options to acquire approximately 132,000 shares of California Microwave common stock for all the outstanding options of MNI. MNI is a manufacturer of digital microwave transmission products and systems for worldwide cellular operators, private businesses and domestic common carriers. The merger was accounted for as a pooling of interests, and accordingly, all periods presented have been restated to include the results of MNI.

As a result of these acquisitions, wireless sales have grown from 21% of total sales in fiscal 1992 to 49% of total sales in fiscal 1995. The Company's international sales have also expanded significantly, from 40% of total sales in 1992 to 48% of total sales in 1995. This growth in international sales has been in both the satellite communications and wireless areas, as investment in telecommunications infrastructure in foreign countries has accelerated. Likewise, since 1992, sales of wireless and satellite communications products have increased by approximately 400% while overall sales of turnkey satellite earth stations and intelligence systems have remained relatively flat. Consequently, product sales represented 70% of total sales in 1995 compared to 37% of total sales in 1992.

In June 1995, the Company recorded restructuring and other charges totaling approximately $37 million. The restructuring charges of approximately $21 million reflect actions the Company is taking to improve profit margins over the long term and were recorded principally in connection with the integration of operations within the Company's Wireless Products Group and the consolidation of facilities of its Satellite Transmission Systems, Inc. (STS) subsidiary. The other charges of approximately $16 million related principally to the phase-out of short-haul radios and associated contracts at TTS and costs to complete certain long-term contracts at STS.

The Company's overall gross margin reflects a blend of higher gross margin product sales combined with lower gross margin system sales. Gross margin as a percentage of sales decreased from 27.9% in 1993 to 26.3% in 1995. Excluding the other charges to cost of products sold relating to the phase-out of short-haul radios and associated contracts at TTS and to certain contract costs at STS described above, the Company's gross margin would have increased to 29.5% in 1995, reflecting a higher proportion of product sales in 1995 compared to 1994 and 1993, offset in part by declining margins on satellite communications systems sales, and to a lesser extent by the impact of a full year of TTS sales which continued at relatively low margins.

The Company's fiscal year ends on the Saturday closest to June 30 and included 53 weeks in fiscal 1993 and 52 weeks in fiscal 1994 and 1995. For clarity of presentation, all fiscal periods are reported as ending on a calendar month end. The effect on operations of this method of reporting has not been material.

The following table sets forth, for the periods indicated, certain income and expense items expressed as a percentage of total sales:

                                                     Fiscal Year Ended June 30,
-------------------------------------------------------------------------------
                                               1995          1994          1993
-------------------------------------------------------------------------------
Sales                                         100.0%        100.0%        100.0%
Gross margin                                   26.3          27.4          27.9
Research and devlopment expenses                6.3           4.3           3.9
Marketing and administration expenses          15.7          15.5          16.1
Amortization of intangible assets                .5            .5            .5
Restructuring charges                           4.5
Merger related charges                           .8
Operating income (loss)                        (1.5)          7.0           7.4
Interest income
   (expense), net                              (0.9)         (0.6)         (0.8)
Income (loss) before
   income taxes                                (2.4)          6.4           6.7
Net income (loss)                              (1.7)          4.1           4.5

COMPARISON OF FISCAL YEARS 1995, 1994 AND 1993
Bookings and Backlog. Bookings were $462.7 million, $441.0 million, and $327.0 million in fiscal 1995, 1994 and 1993, respectively, representing year-to-year increases of 5% in 1995 and 35% in 1994.

Bookings increased during the three-year period in each of the Company's principal product areas and market sectors, except for intelligence systems and U.S. government orders in fiscal 1995, which declined $7.2 million, or 9%, and $14.3 million, or 12%, respectively, compared to fiscal 1994.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


The most significant bookings increase during the three-year period was in the wireless product area, which included bookings of TTS since its acquisition in October 1993. Wireless bookings accounted for 55% of the increase in total bookings from fiscal 1993 to fiscal 1995. Wireless bookings were 42% of total bookings in 1995 compared to 36% in 1993.

International bookings increased 15% in fiscal 1995, offsetting a 12% decrease in bookings from the U.S. government. The increase in international orders reflects the growing demand for wireless and satellite products in expanding the worldwide telecommunications infrastructure, both within and between countries. The Company anticipates that U.S. government bookings will continue to decline as a percentage of total bookings and that U.S. commercial bookings will increase due, in part, to the development of the Personal Communications Services (PCS) market.

Backlog was $231.5 million, $232.7 million, and $164.8 million at June 30, 1995, 1994 and 1993, respectively, representing a decrease of 1% for 1995 and an increase of 41% for 1994. The proportion of such backlog that was expected to be delivered within 12 months was 80%, 80%, and 85% as of the end of 1995, 1994, and 1993, respectively.

SALES. Sales were $467.9 million, $405.8 million and $306.6 million in fiscal 1995, 1994 and 1993, respectively, representing year-to-year increases of 15% in 1995 and 32% in 1994.

Sales increased in each of the Company's three primary product areas in both 1995 and 1994, except for satellite communications, which decreased by 2% in 1995. Approximately 79% of the increase in sales during the two-year period was in wireless, which includes the sales of TTS from the date of its acquisition in October 1993. Nearly half of the wireless increase was due to the acquisition of TTS, with the balance principally due to growth in digital microwave radio sales into the international cellular and personal communications network markets. Sales of satellite communications products increased by over 50% in 1995, but this was more than offset by a 34% reduction in sales of turnkey earth station systems. Satellite systems sales are expected to improve in fiscal 1996 due to significant sales to AT&T for its telecommunications projects in Saudi Arabia.

Sales also increased in each major market sector. International and U.S. commercial sales increased 19% and 18%, respectively, in 1995 compared to 1994, and 29% and 47%, respectively, in 1994 compared to 1993. International sales represented 57% of the total sales growth in 1995 and 42% of the total sales growth in 1994. This strong growth in international sales was due to the growing demand for wireless and satellite communications products in expanding the worldwide telecommunications infrastructure. This growth was broad-based, but was strongest in Latin America, reflecting the Company's continued penetration into that market sector. However, there can be no assurances that this trend of growth in Latin America will continue given the lack of liquidity in Mexico, a significant market for MNI. The Company's international sales are generally denominated in U.S. dollars. During the three year period ended June 30, 1995, fluctuations of currency exchange rates did not have a material effect on the Company's results of operations.

Another trend was the continuing increase in wireless and satellite communications product sales relative to lower margin intelligence and satellite system sales. Product sales increased 31%, representing 70% of total sales in fiscal 1995 compared to 61% of total sales in 1994.

No single customer accounted for more than 10% of sales in 1995, 1994 or 1993. However, the Company's sales to all departments and agencies of the U.S. government represented 23%, 26%, and 26% of total sales in 1995, 1994 and 1993, respectively. Because California Microwave is concentrating its investments in commercial areas, this downward trend is expected to continue.

GROSS MARGIN. Gross margin was $123.1 million, $111.0 million and $85.7 million in 1995, 1994 and 1993, respectively, representing year-to-year increases of 11% in 1995 and 30% in 1994. Gross margins as a percentage of sales for products are generally in the 35% to 45% range, while turnkey satellite earth stations and intelligence systems typically yield gross margins in the 10% to 20% range. System sales include a relatively high percentage of large subcontracted items to which the Company adds less value and upon which customers allow minimal markup. In addition, engineering costs in turnkey satellite earth stations and intelligence systems are customer funded and are included in cost of products sold. The Company's strategy includes increasing the proportion of product sales.

The Company recorded charges of approximately $15 million to cost of products sold during the fourth quarter of fiscal 1995. These charges reflect principally the Company's estimate of additional future costs required to complete certain long-term contracts at STS and the costs to phase-out of the short-haul radio market and associated contracts at TTS. Future short-haul radio business will be conducted by MRC. The Company believes that these charges will be adequate to complete these contracts.

Gross margin as a percentage of sales decreased from 27.9% in 1993 to 27.4% in 1994 and to 26.3% in 1995. Excluding the charges to cost of products sold relating to the phase-out of short-haul radios and associated contracts at TTS and certain contract costs at STS described above, the gross margin would have increased to approximately 29.5% in 1995, reflecting a higher proportion of wireless and satellite communications product sales in 1995 compared to 1994 and 1993, offset in part by depressed margins on satellite communications systems sales, and to a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                             CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------



lesser extent by the impact of a full year of TTS sales which continued at relatively low margins.

Research and Development Expenses. Research and development expenses were $29.7 million, $17.6 million, and $11.9 million in 1995, 1994, and 1993, respectively, representing year-to-year increases of 69% in 1995 and 48% in 1994. Research and development expenses as a percentage of sales were 6.3%, 4.3% and 3.9% in 1995, 1994, and 1993, respectively. The Company anticipates that research and development expenses will remain in the range of 6% to 7% of sales as it continues to accelerate development of new wireless and satellite networking products with higher value added. In general, engineering expenditures in turnkey satellite earth stations and intelligence systems are customer funded and are included in cost of products sold.

Marketing and Administration Expenses. Marketing and administration expenses were $73.2 million, $62.9 million and $49.4 million in 1995, 1994 and 1993, respectively, representing year-to-year increases of 16% in 1995 and 27% in 1994. Marketing and administration expenses as a percentage of total sales were 15.7%, 15.5% and 16.1% in 1995, 1994, and 1993, respectively. In general, the dollar increases in marketing and administration expenses relate to increased expenses associated with the Company's strategy of expanding its wireless operations, as well as increased expenses in satellite communications, where the Company continues to develop new international and domestic markets. In addition, 1995 includes a full year and 1994 includes eight months of marketing and administration expenses for TTS. California Microwave anticipates that marketing and administration expense, as a percent of sales, will remain in the 15% to 16% range, excluding the impact of any future acquisitions.

AMORTIZATION OF INTANGIBLE ASSETS EXPENSE. Amortization expense associated with intangible assets was $2.5 million, $2.1 million and $1.6 million in 1995, 1994 and 1993, respectively, representing year-to-year increases of 19% in 1995 and 31% in 1994. The increases reflect increased intangible assets associated with the acquisitions of TTS and MRC. During 1995, the Company wrote down intangible assets of $10 million in connection with the restructuring described below. Accordingly, the Company expects that amortization expense will decrease in the future by approximately $350,000 per year, excluding the impact of any future acquisitions.

RESTRUCTURING CHARGES. In June 1995, California Microwave recorded restructuring charges of $20.9 million in connection with a program to reduce costs and improve operating efficiencies. The program includes, among other things, the elimination of excess facilities; the integration of operations within the Company's Wireless Products Group; the reduction in number of employees; the write-off of capital equipment; and the write-down of intangible assets.

The elements of the total charge are as follows:

Excess facilities                                                    $ 6,702,000
Severance costs                                                        1,254,000
Capital equipment write-offs                                           1,363,000
Intangible assets write-down                                          10,000,000
Other costs                                                            1,627,000
                                                                     -----------
                                                                     $20,946,000
                                                                     ===========

The excess facilities costs represent the consolidation into one location from two previously occupied by STS, and the consolidation of other facilities. Employee severance costs relate to the termination of approximately 90 employees in connection with the STS consolidation. The write-off of capital equipment is the result of the consolidation of STS locations, the integration of Wireless Products Group operations, and TTS exiting the short-haul radio market. The write-down of intangible assets represents the excess of the carrying value of TTS' intangible assets over the revised amount recoverable as a result of TTS exiting the short-haul radio market.

Approximately $12 million of the restructuring charges are non-cash items. The remaining $9 million will be spent during fiscal 1996 and 1997.

MERGER RELATED CHARGES. Merger related charges of $3.8 million reflect costs associated with the merger of California Microwave and MNI during 1995, including legal, investment banking and accounting fees.

INTEREST EXPENSE, NET. Net interest expense was $4.4 million, $2.5 million and $2.4 million in 1995, 1994 and 1993, respectively. The increase during 1995 reflects a full year of interest for the $65.2 million of subordinated convertible notes issued during the second quarter of fiscal 1994 principally to fund the acquisition and working capital needs of TTS. Interest expense also increased during 1995 due to the impact of the final $9.6 million payment to the former stockholders of MRC and extended payment terms on certain international system contracts.

PROVISION FOR (BENEFIT OF) INCOME TAXES. The provision for (benefit of) income taxes was ($3.4) million, $9.3 million, and $6.7 million in 1995, 1994 and 1993, respectively. The effective tax rate was (30%), 36%, and 33% for such years. The effective tax rate increased from 33% in 1993 to 36% in 1994 due to a 1% increase in the federal statutory rate and the increase in state taxes as more taxable income was allocated to states with higher tax rates. Due to taxable losses and non-deductible merger related expenses in 1995, tax rates (benefits) are not comparable to prior years.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


It is anticipated that the Company's 1996 effective tax rate will be 36%.

At June 30, 1995, the Company had a cumulative net deferred tax asset of approximately $17 million that will be available to reduce payments on future federal and state tax liabilities. Management believes it is more likely than not that the asset will be realized based on the Company's operating history and future results.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 1995, the Company had working capital of $125.8 million, including cash and cash equivalents of $2.0 million, compared to working capital at June 30, 1994 of $123.2 million, including cash and cash equivalents of $13.9 million. Net cash from operating activities was $15.2 million in 1995 compared to net cash used in operating activities of $23.3 million in 1994 and net cash provided from operating activities of $12.3 million in 1993. Cash flow from operations was negative in 1994 principally due to the need to infuse approximately $25 million of working capital into TTS and to extended payment terms on certain international contracts. The latter factor continued to impact cash flow in 1995. Average receivables increased to 87 days of sales in 1995 from 81 days in 1994. Partially offsetting the longer collection period, unbilled receivables were reduced from $21.4 million at June 30, 1994 to $12.7 million at June 30, 1995. The Company expects to collect these receivables in fiscal 1996. Another factor contributing to the improved cash flow from operating activities was the increase in other accrued liabilities and other long-term liabilities during 1995. This increase had the following components:
$8.6 million of accrued liabilities and long-term liabilities associated with the Company's restructuring of operations and $13.9 million of charges associated with TTS phasing out of certain short-haul radio contracts and with STS contract costs. Offsetting the increase in accrued liabilities were increases in inventories of approximately $23.0 million. Inventory turnover decreased from 4.5 in 1994 to 3.8 in 1995. This is principally due to the impact of increased product sales relative to faster turning system sales.

The Company's investing activities in 1995 were a final payment, under the April 1992 MRC acquisition agreement, to MRC's former stockholders of $9.6 million and payments for capital additions of $17.3 million. Total cash outflows for investing activities were $27.6 million.

Sales of the Company's common stock to its employees under on-going stock plans resulted in a cash inflow of $5.2 million. This amount was offset in part by the repayment of MNI's notes payable of $3.4 million upon the acquisition of MNI in May 1995.

The above activity resulted in a net decrease in cash and cash equivalents of $12.0 million in 1995.

Capital expenditures were $12.3 million and $11.9 million in 1994 and 1993, respectively, compared to $17.3 million in 1995.

During 1994, cash was generated from the sale of $57.5 million of ten-year, 51/4% convertible subordinated notes due 2003 and a $5.7 million, five-year, 5% convertible subordinated note due 1998. The ten year notes are convertible at the option of the holder into the Company's common stock at a conversion price of $28.4375 per share and the five-year note is convertible at $28.50 per share. The proceeds of $63.2 million were used to retire a bank loan incurred to fund the acquisition and working capital needs of TTS. The Company paid $28.7 million for the net assets of TTS, consisting of $23.7 million in cash and a $5 million, five-year, 5% convertible subordinated note. Of the $5 million note, $3 million was offset against advances from TTS to its parent prior to the closing of the acquisition and the remaining $2 million was offset during 1995 by adjustments provided for in the acquisition agreement.

In fiscal 1993, the Company sold 2,530,000 shares of its common stock at $13.25 per share. The net proceeds of approximately $31.2 million along with then current cash balances were used to retire the $35 million bridge loan incurred in connection with the 1992 acquisition of MRC.

The Company has available two unsecured committed credit facilities, totaling $33.5 million, $25 million of which expires in October 1995 and $8.5 million of which expires in October 1996. At June 30, 1995, there were no borrowings and $10.6 million of standby letters of credit outstanding under these credit lines, leaving $22.9 million of available credit lines. At June 30, 1995, there existed certain events of technical default under the credit facilities. The lenders have waived such defaults and amended such covenants under the credit facilities as necessary to bring the Company into compliance at June 30, 1995. The Company expects to renew or replace its credit facility that expires in October 1995 on terms no less favorable than current terms.

The Company believes that its current cash position, funds generated from operations and funds available from its credit facilities will be adequate to meet California Microwave's requirements for working capital, capital expenditures, debt service and external investments for the foreseeable future.

SELECTED FINANCIAL DATA (UNAUDITED)                   CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


Five years ended June 30, 1995 (A)                                    (Dollars in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                                                      1995         1994(B)           1993         1992(C)           1991
OPERATIONS

Sales                                             $467,928       $405,832        $306,564       $221,506        $193,414
Operating income (loss)                             (6,981)        28,459          22,776          8,068          14,310
Income (loss) before income taxes                  (11,342)        25,935          20,416          7,198          13,304
Net income (loss)                                   (7,895)        16,598          13,705          5,294           8,597
Net income (loss) per share                       $  (0.51)      $   1.04        $   1.02       $   0.44        $   0.76
Average shares and equivalents (in thousands)       15,533         15,890          13,380         12,138          11,374

PERCENT OF SALES:
Gross margin                                          26.3%          27.4%           27.9%          24.1%           24.7%
Operating income                                      (1.5)%          7.0%            7.4%           3.6%            7.4%
Income (loss) before income taxes                     (2.4)%          6.4%            6.7%           3.2%            6.9%
Net income (loss)                                     (1.7)%          4.1%            4.5%           2.4%            4.4%
Return on average assets                               N/M            6.5%            7.8%           3.9%            8.4%
Return on average stockholders' equity                 N/M           11.6%           12.8%           6.8%           13.0%

FINANCIAL POSITION
Total assets                                      $326,612       $321,450        $188,894       $162,016        $108,809
Long term debt (excluding current portion)          67,791         70,403           5,955         40,726           2,230
Current ratio                                        2.3:1          2.3:1           2.4:1          2.6:1           2.6:1
Debt to capitalization (D)                            0.31           0.33            0.05           0.35            0.07
Stockholders' equity per share                        9.78          10.13            8.86           6.96            6.45
Ratio of earnings to fixed charges (E)                 N/M           6.88            6.78           4.62            7.92

OTHER SELECTED DATA
Year end backlog                                  $231,546       $232,680        $164,752       $144,291        $127,684
Year end employment                                  2,382          2,136           1,595          1,480           1,197
Year end facilities (thousands of square feet)         770            795             616            551             436

(A) In May 1995, the Company acquired Microwave Networks Incorporated (MNI) for 3,475,000 shares of the Company's common stock and options to acquire common stock. The acquisition was accounted for as a pooling of interests. All periods have been restated to include MNI.
(B) In October 1993, the Company acquired substantially all the assets and certain of the liabilities of TeleSciences Transmission Systems, Inc. (TTS) for $23.7 million in cash. The acquisition was accounted for as a purchase transaction. The operating results of TTS have been included in operations from the acquisition date.
(C) In April 1992, the Company acquired Microwave Radio Corporation (MRC) for $33 million in cash. An additional $11 million in contingent payments based on the income of MRC has been subsequently paid. The acquisition was accounted for as a purchase transaction. The operating results of MRC have been included in operations from the acquisition date.
(D) Debt to capitalization is debt divided by debt plus stockholders' equity.
(E) The ratio of earnings to fixed charges has been computed by dividing income before income taxes plus fixed charges by fixed charges.

N/M Not meaningful

STOCK AND QUARTERLY DATA (UNAUDITED)

California Microwave, Inc. has one series of common stock, $.10 par value common stock. Holders of common stock have full voting rights and have the right to cumulate votes for the election of directors. California Microwave follows the policy of reinvesting all earnings to finance expansion of its business and has paid no cash dividends. No change in this policy is contemplated in the foreseeable future. At June 30, 1995, the number of California Microwave shareholders totaled approximately 12,000, of which approximately 1,800 were holders of record. California Microwave stock is traded in the Nasdaq Stock Market, is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq National Market) under the trading symbol CMIC, and is listed in the Wall Street Journal and in other newspapers. The following table sets forth for the fiscal periods indicated the high and low stock prices.

STOCK PRICES BY QUARTER  Fiscal years 1994 and 1995

                             1994                               1995
                 Q1      Q2       Q3      Q4       Q1       Q2       Q3       Q4
--------------------------------------------------------------------------------
High             29  31 1/4   27 1/2      24       26   38 1/4   39 3/4       35
Low          17 1/4      21   19 1/4  16 1/2   20 3/4   24 1/4   24 1/2   23 1/2

FINANCIAL RESULTS BY FISCAL QUARTER

                                        (In thousands, except per share amounts)
--------------------------------------------------------------------------------
Fiscal                      Gross    Net income               Earnings per share
quarter         Sales      margin        (loss)       Primary      Fully diluted
--------------------------------------------------------------------------------
1994
1            $ 71,320    $ 22,042       $ 3,733       $  0.24            $  0.24
2              90,393      26,253         3,547          0.22               0.22
3             115,072      31,173         4,876          0.30               0.30
4             129,047      31,561         4,442          0.28               0.28
             -------------------------------------------------------------------
             $405,832    $111,029      $ 16,598       $  1.04            $  1.04
             ===================================================================
1995
1            $115,139    $ 32,268      $  5,177       $  0.32            $  0.31
2             119,063      35,473         5,943          0.37               0.35
3             121,893      36,914         6,035          0.37               0.36
4             111,833      18,467       (25,050)       (1.60)             (1.60)
             -------------------------------------------------------------------
             $467,928    $123,122      $ (7,895)      $(0.51)            $(0.51)
             ===================================================================


32