Form 10-K405, Exhibit 13
period 1996-06-30
CALIFORNIA MICROWAVE INC
filed 1996-09-27
CIK 16357

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF OPERATIONS                 CALIFORNIA MICROWAVE, INC.

                                                 (In thousands, except per share amounts)
Years ended June 30,                                  1996          1995          1994
                                                   ---------     ---------     ---------
Net sales                                          $ 460,653     $ 467,928     $ 405,832
Costs of products sold                               329,388       344,806       294,803
                                                   ---------     ---------     ---------
Gross margin                                         131,265       123,122       111,029
                                                   ---------     ---------     ---------
Expenses:
Research and development                              30,871        29,707        17,627
Marketing and administration                          75,870        73,236        62,875
Amortization of intangible assets                      2,186         2,452         2,068
Other charges:
  Restructuring                                                     20,946
  Merger-related                                                     3,762
                                                   ---------     ---------     ---------
Total expenses                                       108,927       130,103        82,570
                                                   ---------     ---------     ---------
Operating income (loss)                               22,338        (6,981)       28,459
Interest expense                                      (4,279)       (4,813)       (3,045)
Interest income                                          102           452           521
                                                   ---------     ---------     ---------
Income (loss) before income taxes                     18,161       (11,342)       25,935
Provision for (benefit from) income taxes              6,538        (3,447)        9,337
                                                   ---------     ---------     ---------
Net income (loss)                                  $  11,623     $  (7,895)    $  16,598
                                                   =========     =========     =========
Net income (loss) per share                        $    0.72     $   (0.51)    $    1.04
                                                   =========     =========     =========
Average shares and equivalents                        16,200        15,533        15,890
                                                   =========     =========     =========

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS                           CALIFORNIA MICROWAVE, INC.

                                                             (Dollars in thousands)
June 30,                                                        1996          1995
- --------                                                     ---------     ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                  $   4,560     $   1,983
  Short-term investments                                         1,504           613
  Accounts receivable, less $2,378 allowance for doubtful
     accounts ($2,136 in 1995)                                 108,278       106,635
  Inventories                                                  103,456       100,431
  Deferred tax assets                                           10,387        11,494
  Prepaid expenses                                               2,314         1,898
                                                             ---------     ---------
       Total current assets                                    230,499       223,054
                                                             ---------     ---------
Property, plant and equipment, at cost                         106,443        86,633
Less accumulated depreciation and amortization                 (57,681)      (46,365)
                                                             ---------     ---------
       Net property, plant and equipment                        48,762        40,268
                                                             ---------     ---------
Intangible assets of businesses acquired, less
  accumulated amortization of $21,534 ($19,348 in 1995)         49,821        52,007
Deferred tax assets                                              1,973         5,467
Other assets                                                     7,285         5,816
                                                             ---------     ---------
                                                             $ 338,340     $ 326,612
                                                             =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                          $     525     $     301
  Accounts payable                                              46,566        38,637
  Accrued income taxes                                           3,406         2,892
  Other accrued liabilities                                     38,750        55,403
                                                             ---------     ---------
     Total current liabilities                                  89,247        97,233
                                                             ---------     ---------
LONG-TERM LIABILITIES:
  Long-term debt                                                15,563         4,591
  Other long-term liabilities                                      470         7,876
  Convertible subordinated notes                                63,200        63,200
                                                             ---------     ---------
     Total long-term liabilities                                79,233        75,667
                                                             ---------     ---------
Commitments and contingencies

STOCKHOLDERS' EQUITY:
  Common stock, $0.10 par value, 29,200,000 shares
   authorized:  16,031,048 shares issued and outstanding
   (15,718,872 shares in 1995)                                   1,603         1,572
  Capital in excess of par value                                88,788        84,034
  Retained earnings                                             80,343        68,720
  Unamortized restricted stock plan expense                       (722)         (462)
  Cumulative translation adjustment                               (152)         (152)
                                                             ---------     ---------
     Total stockholders' equity                                169,860       153,712
                                                             ---------     ---------
                                                             $ 338,340     $ 326,612
                                                             =========     =========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY       CALIFORNIA MICROWAVE, INC.

Three years ended June 30, 1996                                                     (In thousands, except for shares)

                                                                                   Unamortized
                                                             Capital               restricted   Cumulative Total stock-
                                         Common Stock      in excess of  Retained  stock plan   translation  holders'
                                      Shares       Amount   par value    earnings    expense    adjustment    equity
                                    ----------     ------    -------     -------     -------     -------     --------
BALANCE AT JUNE 30, 1993            14,838,379     $1,484    $71,145     $60,017     $(1,239)    $     3     $131,410
                                    ----------     ------    -------     -------     -------     -------     --------
Common stock issued under:
  Stock option, restricted stock
     and stock purchase plans          407,235         41      5,916                     464                    6,421
  Other                                 11,480          1        104                                              105
Currency translation adjustment                                                                      (24)         (24)
Net income                                                                16,598                               16,598
                                    ----------     ------    -------     -------     -------     -------     --------
BALANCE AT JUNE 30, 1994            15,257,094      1,526     77,165      76,615        (775)        (21)     154,510
                                    ----------     ------    -------     -------     -------     -------     --------
Common stock issued under:
  Stock option, restricted stock
    and stock purchase plans           465,028         47      6,941                     313                    7,301
Other                                   (3,250)        (1)       (72)                                             (73)
Currency translation adjustment                                                                     (131)        (131)
Net loss                                                                  (7,895)                              (7,895)
                                    ----------     ------    -------     -------     -------     -------     --------
BALANCE AT JUNE 30, 1995            15,718,872      1,572     84,034      68,720        (462)       (152)     153,712
                                    ----------     ------    -------     -------     -------     -------     --------
Common stock issued under:
  Stock option, restricted stock
    and stock purchase plans           312,176         31      4,754                    (260)                   4,525
Net income                                                                11,623                               11,623
                                    ----------     ------    -------     -------     -------     -------     --------
BALANCE AT JUNE 30, 1996            16,031,048     $1,603    $88,788     $80,343       $(722)      $(152)    $169,860
                                    ==========     ======    =======     =======     =======     =======     ========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                 CALIFORNIA MICROWAVE, INC.

                                                                                                (In thousands)
Years ended June 30,                                                         1996         1995         1994
- --------------------                                                       --------     --------     --------
OPERATING ACTIVITIES
Net income (loss)                                                          $ 11,623     $ (7,895)    $ 16,598

Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                             13,525       11,762        8,567
   Amortization of intangible assets                                          2,186        2,452        2,068
   Non-cash portion of restructuring charge                                               12,345
   Other adjustments                                                                        (155)         449
   Deferred taxes                                                             4,601      (11,557)        (120)
   Debt issuance costs                                                          210          210       (1,936)

Net effect of changes in:
   Accounts receivable, less amounts transferred
      to long-term                                                           (3,920)       9,308      (34,284)
   Inventories                                                               (3,025)     (23,009)     (10,967)
   Prepaid expenses                                                            (416)         282          429
   Accounts payable                                                           7,929       (1,051)       1,493
   Accrued income taxes                                                       1,201       (1,910)       2,664
   Other accrued liabilities and other
      long-term liabilities                                                 (21,778)      24,409       (8,255)
                                                                           --------     --------     --------
Net cash provided by (used in) operating activities                          12,136       15,191      (23,294)
                                                                           --------     --------     --------
INVESTING ACTIVITIES
Capital expenditures                                                        (27,701)     (17,259)     (12,266)
Acquisition of Microwave Radio Corporation                                                (9,600)      (1,550)
Acquisition of TeleSciences Transmission Systems, Inc.                                                (24,196)
Proceeds from sale of assets                                                  4,833          123          142
Other                                                                        (1,476)        (902)          39
                                                                           --------     --------     --------
Net cash provided by (used in) investing activities                         (24,344)     (27,638)     (37,831)
                                                                           --------     --------     --------
FINANCING ACTIVITIES
Issuance of convertible subordinated notes                                                             63,200
Payments on long-term debt                                                     (428)      (1,356)        (503)
Net borrowings (repayments) under bank credit facilities                     10,500       (3,400)       1,900
Borrowings of long-term debt                                                  1,124                       267
Issuance of common stock                                                      3,589        5,237        4,657
                                                                           --------     --------     --------
Net cash provided by (used in) financing activities                          14,785          481       69,521
                                                                           --------     --------     --------
Net increase (decrease) in cash and cash equivalents                          2,577      (11,966)       8,396
Cash and cash equivalents at beginning of year                                1,983       13,949        5,553

Cash and cash equivalents at end of year                                   $  4,560     $  1,983     $ 13,949
                                                                           --------     --------     --------
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
      Interest                                                             $  4,347     $  4,746     $  2,771
      Income taxes                                                            2,353        9,808        6,884

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of Microwave Radio Corporation                                                              9,600
Tax benefit of stock options exercised                                          687        1,772        1,448
Note issued (canceled) in connection with the purchase
     of TeleSciences Transmission Systems, Inc.'s assets                                  (2,000)       2,000
                                                                           ========     ========     ========

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF  PRESENTATION

The accompanying consolidated financial statements include the accounts of California Microwave, Inc. and all subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES; RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining the collectibility of accounts receivable, warranty costs, inventory realization, profitability on long-term contracts, accounting for income taxes, restructuring reserves, recoverability of property, plant, and equipment, and contingencies. Further, in connection with the Company's restructuring of its wireless operations, certain product lines are being consolidated. Product transition plans have been implemented to utilize existing inventories and purchase commitments. Reserves have been established for inventories considered to be excess at June 30, 1996. Actual results could differ from estimates.

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to June 30, and includes 53 weeks in fiscal 1996 and 52 weeks in fiscal 1994 and 1995. For clarity of presentation, all fiscal periods are reported as ending on a calendar month end.

REVENUE RECOGNITION, RECEIVABLES AND CREDIT RISK

Generally, sales are recorded at the time individual items are shipped. Sales on certain long-term, small quantity, high unit value contracts are recognized at the completion of significant project milestones, which are generally contract line items. Scheduled billings and retainages under certain contracts (principally export contracts) have deferred billing provisions resulting in unbilled accounts receivables at June 30, 1996, and 1995, of $7.5 million and $12.7 million, respectively. The unbilled receivable at June 30, 1996, is expected to be collected within one year.

The Company manufactures and sells satellite and wireless communications products, systems and turnkey telecommunications networks to large commercial customers, principally domestic and foreign telephone companies and major common carriers, and to the U.S. government. The Company generally requires no collateral, but generally requires letters of credit, denominated in U.S. dollars, from its foreign customers. Further, beginning in fiscal 1996, the Company entered a credit insurance program to insure certain receivables from foreign customers where a confirmed letter of credit was not cost effective or available. Additionally, from time to time, the Company sells certain insured receivables, without recourse, at prevailing discount rates.

In fiscal 1996, 1995 and 1994, the Company charged to operations $595,000, $1,297,000 and $361,000, respectively, for its provision for doubtful accounts.

INVENTORIES AND COST OF PRODUCTS SOLD

Inventories are recorded at the lower of cost or market. Project inventories are transferred to cost of products sold at the time revenue is recognized based on the estimated total manufacturing costs and total contract prices under each contract. Losses on contracts are recognized in full when the losses become determinable. The cost of other inventories is generally based on standard costs which approximate actual costs determined by the first-in, first-out method.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are carried at cost which approximates market and consist of highly liquid investments with maturities when purchased of 90 days or less. Short-term investments consist of money market instruments, investments in municipal bonds and mutual funds. The Company has not experienced losses from these investments.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The Company enters into forward currency exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. This hedging minimizes the impact of foreign currency exchange rate movements on the Company's operating results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange movements because gains and losses on these contracts generally offset losses and gains on the assets being hedged. Gains and losses on hedges of firm commitments are deferred and included in the basis of the hedged transaction when it is completed. Contracts to sell 3.0 million German marks (total U.S. dollar equivalent of approximately $2.0 million) were outstanding at June 30, 1996, and mature in August 1996. The net gains and losses resulting from these and other foreign currency transactions have not been material.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets.

                                                      CALIFORNIA MICROWAVE, INC.

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" during fiscal 1996. This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identified intangibles that are either held and used or to be disposed of. The adoption of this standard had no material effect on the consolidated financial statements.

NET INCOME (LOSS) PER SHARE

Net income per share is based on the weighted average number of common shares outstanding plus the effect of the assumed exercise of stock options which are dilutive common stock equivalents. Net loss per share is computed using the weighted average number of common shares outstanding. Fully diluted net income per share has not been presented because there is no material additional dilution.

INTANGIBLE ASSETS OF BUSINESSES ACQUIRED

The excess of purchase price over the fair value of net assets acquired generally is amortized on a straight line basis over periods of 5 to 30 years. The carrying value of this excess purchase price is reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the excess purchase price is not recoverable, the Company's carrying value is reduced appropriately.

FOREIGN CURRENCY TRANSLATION

The Company translates the assets and liabilities of its foreign subsidiaries into U.S. dollars at the rates of exchange in effect at the end of the period. Gains and losses from this translation are credited or charged to stockholders' equity as cumulative translation adjustments. Revenue and expenses are translated using the average rates in effect during the period.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SALES

The Company operates in one industry -- the manufacture of electronics equipment for wireless communications, including telephone, data, control, detection, ranging and surveillance. A breakdown of sales by product class and by market sector for the last three years were as follows:

                                                                  (In thousands)
                                       1996             1995             1994
                                     --------         --------         --------
Satellite com-
  munications                        $215,887         $174,034         $178,119
                                           47%              37%              44%
Wireless                              166,131          228,069          176,239
                                           36%              49%              44%
Intelligence                           77,036           64,625           49,796
                                           17%              14%              12%
Other                                   1,599            1,200            1,678
                                     --------         --------         --------
                                     $460,653         $467,928         $405,832
                                     ========         ========         ========
International                        $223,995         $223,976         $188,473
                                           49%              48%              46%
U.S. commercial                       132,680          136,284          115,479
                                           29%              29%              28%
U.S. government                       103,978          107,668          101,880
                                           22%              23%              26%
                                     --------         --------         --------
                                     $460,653         $467,928         $405,832
                                     ========         ========         ========

International sales by geographic area were as follows:

                                                                  (In thousands)
                                          1996            1995            1994
                                        --------        --------        --------
Asia-Pacific                            $ 68,706        $ 66,598        $ 64,570
Latin America                             50,070          62,623          45,368
Europe                                    42,256          58,744          49,795
Africa and
  Middle East                             51,150          23,334          17,765
Other -- principally
  Canada                                  11,813          12,677          10,975
                                        --------        --------        --------
                                        $223,995        $223,976        $188,473
                                        ========        ========        ========

3. ACQUISITIONS

MICROWAVE NETWORKS INCORPORATED

On May 31, 1995, California Microwave, Inc. acquired Microwave Networks Incorporated (MNI) in a merger effected by exchanging 3,342,653 shares of the Company's common stock and options to acquire 132,347 shares of the Company's common stock for all of the outstanding MNI capital stock (defined as the then-outstanding MNI common and preferred stock and MNI common stock issuable under then-outstanding options, warrants, or other convertible securities). MNI is engaged in the design, manufacture, sale and installation of high performance microwave radios and transmission products. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements include the results of MNI for all periods presented. The merger related expenses of $3.8 million reflect costs associated with the merger transaction, such as legal, investment banking, and accounting fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

TELESCIENCES TRANSMISSION SYSTEMS, INC.

On October 26, 1993, the Company acquired substantially all of the assets and certain of the liabilities of TeleSciences Transmission Systems, Inc. (TTS), a wholly-owned subsidiary of TeleSciences, Inc. TTS' product line consists of digital and analog microwave radios for cellular, personal communications network and private network markets. The Company paid $23.7 million for those net assets.

The acquisition of TTS was accounted for as a purchase transaction and accordingly, the acquired assets and liabilities of TTS were recorded at their estimated fair value at the date of acquisition. The excess of the purchase price over the valuation of the net assets acquired is being amortized on a straight line basis over thirty years. During fiscal 1995, the excess of purchase price over the valuation of the net assets acquired for TTS of $22.1 million was reduced by $10.0 million as a result of the restructuring described in Note 12. The operating results of TTS have been included in the Consolidated Financial Statements from the acquisition date.

4. INVENTORIES

The components of inventories were as follows:

                                                                  (In thousands)
                                                        1996              1995
                                                      --------          --------
Projects in process                                   $ 23,948          $ 35,062
Less: progress billings                                 11,750            13,358
                                                      --------          --------
                                                        12,198            21,704

Work-in-process and finished
  goods                                                 43,161            38,179
Raw materials and parts                                 48,097            40,548
                                                      --------          --------
                                                      $103,456          $100,431
                                                      ========          ========

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                                  (In thousands)
                                        Life
                                     (in years)             1996           1995
                                     ----------           --------       -------
Land                                                      $  1,399       $ 2,220
Buildings                               30-40                6,694         6,072
Machinery and equipment                  3-10               59,154        49,255
Office and computer
  equipment                              5-10               26,867        22,076
Leasehold
  improvements                        Lease term            11,335         5,673
Vehicles                                 3-5                   994         1,337
                                                          --------       -------
                                                          $106,443       $86,633
                                                          ========       =======

Included in other assets at June 30, 1996, is approximately $1.4 million of land and buildings held for sale in connection with the restructuring described in
Note 12.

Depreciation and amortization expense on property, plant and equipment was $13.3 million, $11.5 million, and $8.7 million for the years ended June 30, 1996, 1995 and 1994, respectively.

6. OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

                                                                  (In thousands)
                                                          1996             1995
                                                        -------          -------
Salaries, bonuses,
  and commissions                                       $ 8,430          $12,563
Vacation                                                  4,932            5,732
Other payroll related                                     5,964            3,670
Warranties                                                3,260            4,282
Contract costs                                            3,369           15,300
Advance payments                                          2,281            3,131
Accrued restructuring expenses                            3,568            2,954
Other                                                     6,946            7,771
                                                        -------          -------
                                                        $38,750          $55,403
                                                        =======          =======

At June 30, 1995, approximately $7.0 million of other long-term liabilities represented accrued restructuring expenses.

7. CREDIT LINES, NOTES PAYABLE, AND LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                  (In thousands)
                                                          1996             1995
                                                        -------          -------
Bank credit facilities                                  $10,500          $
Industrial development bonds                              4,020            4,300
Other                                                     1,568              592
                                                        -------          -------
                                                        $16,088          $ 4,892
                                                        =======          =======
Convertible subordinated notes:
  5 1/4% notes due 2003                                 $57,500          $57,500
  5% notes due 1998                                       5,700            5,700
                                                        -------          -------
                                                        $63,200          $63,200
                                                        =======          =======

Debt maturing in each of the next five years and thereafter is as follows: 1997
- - $525,000; 1998 - $434,000; 1999 - $16,754,000; 2000 - $414,000; 2001 -
$459,000; 2002 and thereafter - $60,702,000.

                                                      CALIFORNIA MICROWAVE, INC.

The Company has available two unsecured committed bank credit facilities totaling $65.0 million, of which $60.0 million expires in September 1998, and $5.0 million expires in October 1996. In December 1995, the Company amended its credit facilities to increase the amount available from the previous amount of $33.5 million. As of June 30, 1996, there were $10.5 million of borrowings and $15.0 million of standby letters of credit outstanding under these credit lines. The standby letters of credit support certain export contracts. These facilities require .25% annual commitment fees and interest rates for borrowings will not exceed the banks' reference rates (7.6% at June 30, 1996). Because of the Company's ability to defer payment of the borrowings until September 1998, the amount outstanding at June 30, 1996, has been classified as a long-term liability. The carrying value of the amount borrowed at June 30, 1996, approximated fair value based on prevailing interest rates.

The industrial development bonds are payable in annual installments through June 2013, may be prepaid at any time without penalty and bear interest at a floating rate (3.7% at June 30, 1996), based upon prevailing market conditions, which is redetermined every seven days. The other long-term debt represents notes which are payable through 2005. The industrial development bonds and the other long-term debt are secured by mortgages on the equipment and properties involved.

At June 30, 1996, the Company was not in compliance with a certain covenant of its debt agreements. The lenders have waived such non-compliance and amended such covenant under the credit facilities and debt agreements as necessary to bring the Company into compliance at June 30, 1996.

On December 15, 1993, the Company issued $57.5 million of 5 1/4%, convertible subordinated notes due December 15, 2003. These notes are convertible at any time prior to maturity, at the option of the holder, into shares of the Company's common stock at a price of $28.4375 per share. These notes are redeemable at any time on or after January 1, 1997, at the option of the Company. Interest is payable semi-annually. The notes are subordinated to all existing and future senior indebtedness of the Company. These notes are quoted on the Nasdaq National Market. At June 30, 1996, the fair value of the outstanding notes was $48.3 million, based on the quoted market prices (which reflect the market value of the underlying securities into which the notes are convertible, as well as current prevailing interest rates).

Concurrent with the closing of the acquisition of TTS in October 1993, the Company issued for cash to Motorola, Inc., an investor in TeleSciences, Inc., a $5.7 million, five year, 5% convertible subordinated note, convertible at Motorola's option into the Company's common stock at a price of $28.50 per share. At its option the Company may redeem the note without penalty. The note is subordinated to all existing and future senior indebtedness of the Company.

8. COMMON STOCK

STOCKHOLDER RIGHTS

In October 1989, the stockholders of the Company approved a rights agreement under which there was distributed to the Company's stockholders the right to buy, for $35, one share of common stock for each share of common stock held by such stockholders. The rights will become exercisable only if a person or group acquires 20% or more of the Company's common stock or announces an offer to acquire 30% or more of the Company's common stock. In the event the Company is acquired, or upon the occurrence of certain other events, each right may under certain circumstances entitle the holder to purchase, for $35, $70 worth of common stock. Until such events occur, the rights are redeemable at any time by the Company for $0.01 per right.

OPTIONS AND OTHER STOCK PLANS

Stock options have been granted to officers, directors, key employees and consultants under the Company's stock option plans with exercise prices equal to the fair market value of the Company's common stock on the date of grant. Most options currently outstanding become exercisable in annual installments of 25% beginning one year after the date of grant. Options granted to the Company's directors become 100% exercisable upon grant. Options granted under the 1986 and 1992 stock option plans expire after ten years. Options assumed by the Company that were granted under MNI's stock option plans (the MNI plans) generally become exercisable in annual installments of 25% beginning on the date of grant.

In April 1996, the Board of Directors offered non-officer employees holding stock options with exercise prices over $21 per share (the current option) the opportunity of canceling those stock options in exchange for new options (the replacement options) issued with exercise prices of $21 per share, which exercise price was approximately 120% of the then current fair market value of the Company's common stock. The number of shares covered by the replacement option was equal to the number of outstanding shares covered by the current option reduced in the same proportion as the reduction in the exercise price. Included in the table below are options for 425,672 shares that were granted and options for 513,707 shares that were canceled under this program.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

A summary of activity for 1996, 1995 and 1994, under the 1986 and 1992 Stock Option Plans and the MNI plans is presented below:

                                   Outstanding shares under option
                                        Years ended June 30,
                    ------------------------------------------------------------
                       1996           1995           1994          1996 Option
                                                                 price per share
                    ----------     ----------     ----------     ---------------
Beginning
of year              1,716,824      1,663,947      1,517,724     $ 1.49 - $34.25
Granted              1,170,986        628,695        598,945     $17.00 - $26.00
Exercised             (128,214)      (376,712)      (327,087)    $ 0.81 - $27.25
Canceled              (857,473)      (199,106)      (125,635)    $ 1.49 - $34.00
                    ----------     ----------     ----------     ---------------
End of year          1,902,123      1,716,824      1,663,947     $ 1.50 - $34.25
                    ==========     ==========     ==========     ===============
Exercisable            769,496        517,306        484,213

Available
  for grant            237,573        581,388        743,588

Additional
  authorized                          500,000        500,000

In October 1995, SFAS No. 123, "Accounting for Stock Issued to Employees," which is effective for fiscal 1997, was issued. Under SFAS No. 123, companies can elect, but are not required, to recognize compensation expense for all stock-based awards, using a fair value methodology. The Company will implement in fiscal 1997 the disclosure only provisions, as permitted by SFAS No. 123.

Stock grants have been made to officers and other key employees under the 1988 restricted stock plan at no charge to the employees. These grants generally vest 20% per year, beginning one year after the date of issue. The fair market value of the shares, at the date of grant, is charged to compensation expense over the five year period. Compensation expense relating to this plan was: 1996 - $250,000; 1995 - $298,000; 1994 - $404,000. In fiscal 1994, the Company's 1992
Restricted Stock Plan covering 250,000 shares was terminated.

A summary of activity in the restricted stock plans was as follows:

                                             Outstanding restricted shares
                                       ----------------------------------------
                                         1996            1995            1994
                                       -------         -------         --------
Beginning of year                       44,330          83,300          129,200
Granted                                 34,250           3,450              600
Canceled                                (5,150)        (10,600)          (6,300)
Vested                                 (21,110)        (31,820)         (40,200)
                                       -------         -------         --------
End of year                             52,320          44,330           83,300
                                       -------         -------         --------
Available for grant                      2,950          32,050           24,900
                                       =======         =======         ========

The company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at no less than 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During 1996, 154,862 shares were issued for $2,555,000 (95,466 shares for $1,880,000 during 1995 and 85,848 shares for
$1,271,000 during 1994), leaving 132,595 shares available for future issuances.

9. RETIREMENT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. One part of the plan is a 401(K) savings plan which allows employees to contribute pre-tax compensation up to the lesser of 20% of total annual compensation or the statutory limit (currently $9,500). The Company matched 66 2/3 % of the first $1,500 of each employee's contribution in fiscal 1996. The second part of the plan arises out of the conversion by the Company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of employment. All of the above employer contributions are determined by and subject to the approval of the Company's Board of Directors.

Contributions to these plans were $2,355,000 in 1996, $1,730,000 in 1995, and $2,157,000 in 1994. Included in these amounts are amounts expensed under the Company's previous cash profit sharing plan and Microwave Radio Corporation
(MRC)'s and MNI's separate 401(K) plans. MRC's employees began participation in the Company's plan beginning on July 1, 1994, and MNI's employees began participation on January 1, 1996.

10. INCOME TAXES

The provision for (benefit from) income taxes consisted of the following:

                                                                  (In thousands)
                                   1996               1995               1994
                                 --------           --------           --------
Current:
  Federal                        $  1,739           $  6,862           $  9,791
  State                               198              1,248              2,282
                                 --------           --------           --------
                                    1,937              8,110             12,073
                                 --------           --------           --------
Deferred:
  Federal                           4,074             (9,779)            (2,312)
  State                               527             (1,778)              (424)
                                 --------           --------           --------
                                    4,601            (11,557)            (2,736)
                                 --------           --------           --------
                                 $  6,538           $ (3,447)          $  9,337
                                 ========           ========           ========

                                                      CALIFORNIA MICROWAVE, INC.

Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets are as follows:

                                                                  (In thousands)
                                                         1996              1995
                                                       -------           -------
Deferred tax assets:
  Restructuring
    charges                                            $ 1,439           $ 8,169
  Inventory                                              5,572             4,231
  Warranty                                               1,584             1,771
  Contracts in progress                                  1,738             1,458
  Allowance for bad debts                                  993               932
  Compensation related                                   1,634               714
  Other                                                  1,128             1,230
                                                       -------           -------
                                                        14,088            18,505
                                                       -------           -------
Deferred tax liabilities:
  Depreciation                                           1,444             1,163
  Other                                                    284               381
                                                       -------           -------
                                                         1,728             1,544
                                                       -------           -------
Net deferred tax assets                                $12,360           $16,961
                                                       =======           =======

The differences between the U.S. federal statutory income tax rate and the Company's effective rate were as follows:

                                                1996          1995          1994
                                                ----         -----          ----
U.S. federal
  statutory income
  tax rate                                      35.0%        (35.0%)        35.0%
Merger expenses                                               11.6
State income taxes,
  net of federal benefit                         2.6          (3.0)          4.7
Intangible assets                                3.4           5.5           2.1
Foreign Sales Corporation
  tax benefits                                  (5.6)         (8.0)         (5.0)
Research and
  development tax credits                                     (2.6)         (2.2)
Other                                            0.6           1.1           1.4
                                                ----         -----          ----
                                                36.0%        (30.4%)        36.0%
                                                ====         =====          ====

At June 30, 1996, the Company had available to provide future tax benefits net operating loss carryfowards of approximately $416,000, which will expire in 2002, and unused foreign tax credits of approximately $224,000, which will expire in 1997 and 1998.

11. COMMITMENTS AND CONTINGENCIES

All of the buildings occupied by the Company, except for Company-owned facilities, are occupied under operating leases which expire in one to twelve years. Certain of these leases contain escalation clauses. Total lease expense for the three years ended June 30, 1996 was $5,197,000, $5,270,000, and $4,098,000, respectively. Lease commitments which are payable by the Company, exclusive of property taxes, will be due as follows: 1997 - $6,710,000; 1998 - $5,970,000; 1999 - $5,329,000; 2000 - $4,447,000; 2001 - $3,146,000; 2002 and
thereafter - $6,656,000.

On November 9, 1995, and December 12, 1995, two putative class action lawsuits were filed in the United States District Court for the Northern District of California. The plaintiffs in these two cases, which have been consolidated, purport to represent a class of all persons who purchased common stock of the Company between September 6, 1994 and June 29, 1995 (the class period). Named as defendants are the Company and certain of its present and former executive officers. The complaints allege that defendants violated various federal securities laws through material misrepresentations and omissions during the class period. Defendants filed motions to dismiss the complaints, which the court granted on April 19, 1996, with leave to amend. Plaintiffs filed amended complaints and in August 1996 defendants filed motions to dismiss those complaints. Although the ultimate outcome of these proceedings can not be determined, the Company believes that it has meritorious defenses to the claims alleged in these lawsuits and intends to defend the actions vigorously.

The Company is subject to other legal proceedings and claims that arise in the normal course of its business. The Company believes these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

12. RESTRUCTURING AND OTHER CHARGES

In June 1995, the Company recorded restructuring charges of approximately $20.9 million and other charges of approximately $15.5 million, for a total of approximately $36.4 million in connection with a program to reduce costs and improve operating efficiencies. Substantially all of the other charges were reflected in costs of products sold. The program included, among other things: the integration of certain of the Company's wireless operations and the exit by TTS from the short-haul radio market, which included certain short-haul radio contracts and the shifting of short-haul radio sales to MRC; the recording of certain contract costs at Satellite Transmission Systems (STS) division; the elimination of excess facilities; the reduction of employees at STS; the write-off of excess

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

inventory and capital equipment; and the write-down of intangible assets. During 1996, the program was expanded, without a net charge to operations, to include merging the operations of TTS and MNI with certain operations of MRC into a new unit, Microwave Network Systems (MNS), resulting in the write-off of additional excess inventories and other assets and reducing the number of employees at MNS.

The following table summarizes these charges:

                                                                 (In thousands):
                                                        Asset write-
                                                          offs and
                                             1995         payments        Future
                                          provision,    through June       cash
                                         as adjusted      30, 1996       outlays
                                         -----------    ------------     -------
Restructuring:
  Excess facilities                         $ 3,930        $ 1,054        $2,876
  Severance costs                             4,026          4,026
  Capital equipment
    write-offs                                1,063          1,063
  Intangible assets
    write-down                               10,000         10,000
  Other                                       1,927          1,235           692
                                            -------        -------        ------
                                             20,946         17,378         3,568
                                            -------        -------        ------
Other charges:
  Contract termination
    and related costs
    and inventories                          13,450         11,758         1,692
  Other                                       2,000          1,000         1,000
                                            -------        -------        ------
                                             15,450         12,758         2,692
                                            -------        -------        ------
                                            $36,396        $30,136        $6,260
                                            =======        =======        ======

STS terminated approximately 75 employees in connection with the restructuring. MNS terminated approximately 200 employees in connection with the merging of operations of TTS and MNI with certain operations of MRC. The cost of MNS's terminations of approximately $2.8 million was offset by reduced amounts originally provided for excess facilities as these amounts were determined not to be needed. Accordingly, there was no additional restructuring charge in 1996, and the 1995 provision, as adjusted, reflects this $2.8 million adjustment.

Through June 30, 1996, assets written down and payments made totaled approximately $30.1 million, leaving a reserve balance of $6.3 million which is necessary for actions contemplated in fiscal 1997. The majority of remaining future cash outlays are associated with payments for excess or unused facilities which are expected to total approximately $2.9 million, substantially all of which will be made during fiscal 1997.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS     CALIFORNIA MICROWAVE, INC.

The Board of Directors and Stockholders
California Microwave, Inc.

We have audited the accompanying consolidated balance sheets of California Microwave, Inc. at June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of California Microwave, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Palo Alto, California
August 5, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         CALIFORNIA MICROWAVE, INC.

Statements made below and elsewhere in this Annual Report that are not historical facts, including any statements about expectations for fiscal year 1997 and beyond, involve certain risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, delays in the receipt of orders or in the shipment of products, delays in the integration of operations of acquired businesses and other factors referred to under "Information Regarding Forward Looking Statements" in the Company's Form 10-K Annual Report for its fiscal year ended June 30, 1996, and in the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The Consolidated Financial Statements and Notes to Consolidated Financial Statements should be read in conjunction with this Managements' Discussion and Analysis of Financial Conditions and Results of Operations.

OVERVIEW

California Microwave, Inc.'s (the Company's) strategy over the last several years has focused on increasing sales through penetration of international markets and on increased internal and external investment in new wireless and satellite communications products. Consistent with this strategy, the Company has targeted the wireless products area, acquiring three companies in recent years: Microwave Networks Incorporated (MNI), a manufacturer of digital microwave transmission products and systems; TeleSciences Transmission Systems, Inc. (TTS), a manufacturer of digital and analog microwave radios; and Microwave Radio Corporation (MRC), a manufacturer of digital and analog fixed-link and portable microwave radios. These companies are focused on the cellular, personal communications services, private networks, and broadcast markets. The MNI acquisition was accounted for as a pooling of interests; accordingly, the Company's financial statements include the results of MNI for all periods presented.

As a result of these acquisitions and the Company's focus on international markets, wireless products and international sales have both increased significantly since 1992. Wireless products sales have increased over 250% during the period, although they decreased 27% in 1996 compared to 1995. International sales have increased nearly 150% during the period 1992 to 1996.

The Company's strategy is also to improve profit margins through operational integration and coordinated product development and marketing strategies and activities among the business units. To this end, the Company recorded, in June 1995, restructuring charges of approximately $20.9 million in connection with a program to reduce costs and improve operating efficiencies. This included, among other things: the integration of certain of the Company's wireless operations; the elimination of excess facilities; the reduction of employees at Satellite Transmission Systems (STS) division; the write-off of capital equipment; and the write-down of intangible assets. In June 1995, the Company also recorded other charges of approximately $15.5 million relating principally to the phase-out of the short-haul radio market and associated contracts by TTS, costs to complete certain long-term contracts at STS and the write-off of certain excess inventories. During 1996, the program was expanded, without a net charge to operations, to include merging the operations of TTS and MNI with certain operations of MRC into a new unit, Microwave Network Systems (MNS), resulting in the reduction of employees at MNS and the writing-off of certain excess inventories and other assets.

The Company's fiscal year ends on the Saturday closest to June 30, and includes 53 weeks in fiscal 1996 and 52 weeks in fiscal 1994 and 1995. For clarity of presentation, all fiscal periods are reported as ending on a calendar month end. The effect on the consolidated financial statements of this method of reporting has not been material.

The following table sets forth, for the periods indicated, certain income and expense items expressed as a percentage of total sales:

                                             1996          1995           1994
                                            -----         -----          -----
Net sales                                   100.0%        100.0%         100.0%
Gross margin                                 28.5%         26.3%          27.4%
Research and
  development                                 6.7%          6.3%           4.3%
Marketing and
  administration                             16.5%         15.7%          15.5%
Amortization of
  intangible assets                           0.5%          0.5%           0.5%
Restructuring charges                         4.8%          4.5%
Merger-related charges                        0.9%          0.8%
Operating income (loss)                                    (1.5%)          7.0%
Interest expense, net                                       0.9%           0.6%
Income (loss) before
  income taxes                                3.9%         (2.4%)          6.4%
Net income (loss)                             2.5%         (1.7%)          4.1%

COMPARISON OF FISCAL YEARS 1996, 1995, AND 1994

BOOKINGS AND BACKLOG. Bookings were $397.6 million, $462.7 million and $441.0 million in fiscal 1996, 1995 and 1994, respectively, representing a year-to-year decrease of 14% in 1996 and a year-to-year increase of 5% in 1995.

Bookings decreased in 1996 compared to 1995 in each of the Company's three principal product areas (wireless products, satellite communications products and systems and intelligence systems) and in two of its three principal market sectors (international and U.S. government). Bookings in 1996 compared to 1995 for the wireless products, satellite communications and intelligence systems areas decreased 12%,18% and 11%, respectively, to 43%,

                                                      CALIFORNIA MICROWAVE, INC.

40% and 17%, respectively, of total bookings. International bookings and bookings from the U.S. government in 1996 compared to 1995 decreased 28% and 12%, respectively, while U.S. commercial bookings increased 14%.

The significant decrease in bookings for wireless products was due to several factors including the effects of the economic downturn in Mexico and other Latin America countries in late 1995, the late introduction of new wireless products for the European market and the reorganization of the MNS international sales force after the restructuring of the wireless operations. The decrease in bookings for satellite systems and products is largely due to delays in completing the financing of several large earth station projects in Asia-Pacific and Africa. The financing associated with these projects is expected to be completed in fiscal 1997. The increase in U.S. commercial bookings was generally due to the development of the relocation segment of the U.S. personal communications services (PCS) market, particularly in the second half of the fiscal year.

Backlog was $168.4 million, $231.5 million and $232.7 million at June 30, 1996, 1995 and 1994, respectively, representing decreases of 27% for 1996 and 1% for 1995. The proportion of such backlog that was expected to be delivered within 12 months was 95%, 80% and 80% as of the end of 1996, 1995 and 1994, respectively.

NET SALES. Net sales were $460.7 million, $467.9 million and $405.8 million in fiscal 1996, 1995, and 1994, respectively, representing a year-to-year decrease of 2% in 1996 and a year-to-year increase of 15% in 1995.

The Company operates in one industry -- the manufacture of electronics equipment for wireless communications, including telephone, data, control, detection, ranging and surveillance. A breakdown of sales by product class and by market sector for the last three years is shown below.

                                                                  (In thousands)
                                        1996             1995             1994
                                      --------         --------         --------
Satellite com-
  munications                         $215,887         $174,034         $178,119
Wireless                               166,131          228,069          176,239
Intelligence                            77,036           64,625           49,796
Other                                    1,599            1,200            1,678
                                      --------         --------         --------
                                      $460,653         $467,928         $405,832
                                      ========         ========         ========
International                         $223,995         $223,976         $188,473
U.S. commercial                        132,680          136,284          115,479
U.S. government                        103,978          107,668          101,880
                                      --------         --------         --------
                                      $460,653         $467,928         $405,832
                                      ========         ========         ========

In 1996, sales increased 24% and 19% in the satellite communications and intelligence areas, respectively, reflecting, principally, for the satellite market, the effect of a single order booked of $40 million for AT&T's telecommunications project in Saudi Arabia during fiscal 1995 and, for the intelligence market, the continued growth in intelligence programs in which the Company participates. Wireless products sales decreased 27% representing decreased sales in certain international cellular and personal communication network markets. Additionally, regulatory and other issues delayed the development of the PCS infrastructure market in the United States.

U.S. commercial sales and sales to the U.S. government decreased 3% each. International sales were comparable in 1996 compared to 1995. Declining sales in Latin America and Europe were offset by increased sales in Africa and the Middle East. The Company's international sales are generally denominated in U.S. dollars. During the three years ended June 30, 1996, fluctuations of currency exchange rates did not have a material effect on the Company's results of operations.

Wireless and international sales increased 29% and 19%, respectively, in 1995 compared to 1994, principally due to increased sales in Latin America and Europe, which included a full year of operating results of TTS in 1995, compared to eight months in 1994. Further, MNI sales increased significantly during this period due to several large, international projects. Intelligence sales increased 30% in 1995 compared to 1994 principally due to the expansion of the Airborne Reconnaissance Low program.

Sales of wireless and satellite products, as compared to satellite and intelligence systems, declined to 61% of total sales in 1996 from 70% of total sales in 1995, principally due to the decline in wireless sales. Product sales for the Company increased to 70% in 1995 from 61% in 1994.

No single customer accounted for more than 10% of sales in 1996, 1995 or 1994. However, the Company's sales to all departments and agencies of the U.S. government represented 22%, 23% and 26% of total sales in 1996, 1995 and 1994, respectively. Because the Company is concentrating its investments in commercial areas, this trend is expected to continue.

GROSS MARGIN. Gross margin was $131.3 million, $123.1 million and $111.0 million in fiscal 1996, 1995 and 1994, respectively, representing year-to-year increases of 7% in 1996 and 11% in 1995. Gross margins as a percentage of sales for products are generally in the 30% to 45% range, while turnkey satellite earth stations and intelligence systems typically yield gross margins in the 15% to 20% range. System sales, compared to product sales, include a relatively high percentage of large subcontracted items to which the Company adds less value and upon which customers allow less markup. In addition, engineering costs in turnkey satellite earth stations and intelligence systems are generally customer funded and are included in cost of products sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         CALIFORNIA MICROWAVE, INC.

Gross margin as a percentage of sales increased from 26.3% in 1995 and 27.4% in 1994 to 28.5% in 1996. The Company recorded charges of $14.9 million to costs of products sold during the fourth quarter of 1995. These charges reflected principally the Company's estimate of additional costs required to complete certain contracts at STS and costs to phase-out of the short-haul market and associated contracts at TTS as well as the write-off of certain excess inventories. Excluding these charges, the gross margin for 1995 would have been 29.5%. The decrease of gross margin as a percentage of sales to 28.5% in 1996 compared to the adjusted amount of 29.5% in 1995 is the result of lower overhead absorption in the wireless area due to lower sales and a higher percentage of total sales in 1996 represented by systems, which have relatively lower margins than products. The higher adjusted gross margin in 1995 compared to 1994 reflects a higher proportion of wireless and satellite communications products sales in 1995 compared to 1994, offset in part by depressed margins on satellite communications earth stations sales, and to a lesser extent by the impact of a full year of TTS sales, which were at relatively low margins. Gross margins on satellite systems sales improved significantly in 1996 compared to 1995.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $30.9 million, $29.7 million and $17.6 million in fiscal 1996, 1995 and 1994, respectively, representing year-to-year increases of 4% in 1996 and 69% in 1995. Research and development expenses as a percentage of sales were 6.7%, 6.3% and 4.3% in 1996, 1995 and 1994, respectively. Research and development expenses increased significantly in 1995, both in dollar terms and as a percentage of sales as the Company accelerated the development of new wireless and satellite networking products and software. The Company expects that research and development expenses as a percentage of sales will remain in the 6% to 7% of sales range. In general, engineering expenditures in turnkey satellite earth stations and intelligence systems are customer funded and are included in cost of products sold.

MARKETING AND ADMINISTRATION EXPENSES. Marketing and administration expenses were $75.9 million, $73.2 million and $62.9 million in fiscal 1996, 1995 and 1994, respectively, representing year-to-year increases of 4% in 1996 and 16% in 1995. Marketing and administration expenses as a percentage of sales were 16.5%, 15.7% and 15.5% in 1996, 1995 and 1994, respectively. In general, the dollar increases in marketing and administration expenses relate to increased expenses associated with the development of the domestic PCS and certain international markets. The increase in marketing and administration expenses in dollar terms in 1995 also reflects a full year of expenses for TTS, compared to eight months in 1994.

AMORTIZATION OF INTANGIBLE ASSETS EXPENSE. Amortization expense associated with intangible assets was $2.2 million, $2.5 million and $2.1 million in fiscal 1996, 1995 and 1994, respectively, representing a year-to-year decrease of 12% in 1996 and a year-to-year increase of 19% in 1995. The decrease in 1996 reflects the write-down of intangible assets of $10 million in connection with the restructuring in 1995. The increase in 1995 reflects increased intangible assets associated with the acquisitions of MRC and TTS.

RESTRUCTURING CHARGES. In June 1995, the Company recorded restructuring charges of approximately $20.9 million in connection with a program to reduce costs and improve operating efficiencies. The program included, among other things: the integration of certain of the Company's wireless operations, the elimination of excess facilities; the reduction of employees at STS; the write-off of capital equipment; and the write-down of intangible assets. During 1996, the program was expanded, without a net charge to operations, to include merging the operations of TTS and MNI with certain operations of MRC into a new unit, Microwave Network Systems (MNS), resulting in the reduction of employees at MNS.

The following table summarizes these charges (In thousands):

                                                     Asset write-
                                                      offs and
                                      1995            payments           Future
                                   provision,        through June         cash
                                  as adjusted         30, 1996           outlays
                                  -----------        ------------        -------
Excess facilities                   $ 3,930            $ 1,054            $2,876
Severance costs                       4,026              4,026
Capital equipment
  write-offs                          1,063              1,063
Intangible assets
  write-down                         10,000             10,000
Other                                 1,927              1,235               692
                                    -------            -------            ------
                                    $20,946            $17,378            $3,568
                                    =======            =======            ======

STS terminated approximately 75 employees in connection with the restructuring. MNS terminated approximately 200 employees in connection with the merging of operations of TTS and MNI with certain operations of MRC. The cost of MNS's terminations of approximately $2.8 million was offset by reduced amounts originally provided for excess facilities as these amounts were determined not to be needed. Accordingly, there was no additional restructuring charge in 1996, and the 1995 provision, as adjusted, reflects this $2.8 million adjustment.

Through June 30, 1996, assets written down and payments made in connection with the restructuring totaled $17.4 million, leaving a reserve balance of $3.6 million which is necessary for actions contemplated in fiscal 1997. The majority of remaining future cash outlays are for payments for excess or unused facilities which are expected to

                                                      CALIFORNIA MICROWAVE, INC.

total approximately $2.9 million, substantially all of which will be made during fiscal 1997.

MERGER-RELATED CHARGES. Merger-related charges of $3.8 million reflect costs associated with the merger of California Microwave, Inc. and MNI during 1995, including legal, investment banking and accounting fees.

INTEREST EXPENSE. Net interest expense was $4.2 million, $4.4 million and $2.5 million in fiscal 1996, 1995 and 1994, respectively. The increase during 1996 and 1995 compared to 1994 reflects a full year of interest expense for the $63.2 million of subordinated convertible notes issued during the second quarter of 1994 principally to fund the acquisition and working capital needs of TTS. Interest expense also increased during 1995 due to the impact of the final $9.6 million payment to the former shareholders of MRC and during 1995 and 1996 due to extended payment terms on certain international systems contracts.

PROVISION FOR (BENEFIT FROM) INCOME TAXES. The provision for (benefit from) income taxes was $6.5 million, ($3.4) million and $9.3 million in fiscal 1996, 1995 and 1994, respectively. The effective tax rate was 36%, (30%) and 36% for such years. Due to non-deductible expenses in 1995, the tax benefit rate in that year is not comparable to the tax rate in 1996 or 1994. The Company expects its 1997 effective tax rate to be 36%.

At June 30, 1996, the Company had a cumulative net deferred tax asset of $12.4 million that will be available to reduce payments on future federal and state tax liabilities. Management believes it is more likely than not that the asset will be realized based on the Company's operating history and future results.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1996, the Company had working capital of $141.3 million, including cash and cash equivalents of $4.6 million, compared to working capital at June 30, 1995 of $125.8 million, including cash and cash equivalents of $2.0 million. Net cash and cash equivalents provided by operating activities was $12.1 million in 1996 compared to net cash and cash equivalents provided by operating activities of $15.2 million in 1995 and net cash and cash equivalents used in operating activities of $23.3 million in 1994. Cash flow from operations was negative in 1994 principally due to the need to infuse approximately $25 million of working capital into TTS and to extended payment terms on certain international contracts. The latter continued to impact cash flow in 1995 and 1996. Average receivables were 85 days in 1996 compared to 87 days in 1995 and 81 days in 1994. The decrease in cash flow from operations in 1996 compared to 1995 is due principally to payments made during 1996 of approximately $6.9 million associated with the Company's restructuring and other charges recorded in 1995.

The Company's principal investing activities in 1996 were payments for capital additions of $27.7 million and the receipt of $4.8 million for the sale and resulting lease-back of the Company's Tempe, Arizona facility. The Company's principal investing activities during 1995 and 1994 consisted of capital additions of $17.3 million and $12.3 million, respectively, and payments for the acquisitions of MRC and TTS of $ 9.6 million and $25.7 million, respectively. Total cash and cash equivalents used in investing activities was $24.3 million, $27.6 million and $37.8 million in fiscal 1996, 1995 and 1994, respectively.

The Company's principal financing activities in 1996 were receipts of $3.6 million from the sale of the Company's common stock under on-going stock plans and $10.5 million under the Company's credit facilities. Sales of the Company's common stock were $5.2 million in 1995 and $4.7 million in 1994. During 1995, the Company repaid MNI's notes payable of $3.4 million upon its acquisition in May 1995. During 1994, cash was generated from the sale of $57.5 million of ten-year, 5 1/4%, convertible subordinated notes due 2003 and a $5.7 million, five-year, 5% convertible subordinated note due 1998. The notes are convertible at the option of the holder into the Company's common stock at a conversion price of $28.4375 per share for the ten-year notes and $28.50 per share for the five-year notes. The proceeds of $63.2 million were used to retire a bank loan incurred to fund the acquisition and working capital needs of TTS. The Company paid $23.7 million in cash for the net assets of TTS.

The above activities resulted in a net increase in cash and cash equivalents of $2.6 million in 1996, compared to a net decrease of cash and cash equivalents of $12.0 million in 1995 and a net increase in cash and cash equivalents of $8.4 million in 1994.

The Company has available two unsecured committed bank credit facilities totaling $65.0 million, of which $60.0 million expires in September 1998 and $5.0 million expires in October 1996. In December 1995, the Company amended its credit facilities to increase the amount available from the previous amount of $33.5 million. As of June 30, 1996, there were $10.5 million of borrowings and $15.0 million of standby letters of credit outstanding under these credit lines, leaving $39.5 million of available credit lines. At June 30, 1996, the Company was not in compliance with a certain covenant of its debt agreements. The lenders have waived such non-compliance and amended such covenant under the credit facilities and debt agreements as necessary to bring the Company into compliance at June 30, 1996.

The Company believes that its current cash position, funds generated from operations and funds available from its credit facilities will be adequate to meet its requirements for working capital, capital additions, debt service and external investments for the foreseeable future.

SELECTED FINANCIAL DATA (UNAUDITED)                   CALIFORNIA MICROWAVE, INC.

Five years ended June 30, 1996 (A)
(Dollars in thousands, except per share amounts)

                                                      1996         1995 (B)        1994 (C)          1993          1992 (D)
                                                  -----------     ---------      -----------     -----------     -----------
OPERATIONS:
Net sales                                         $   460,653     $ 467,928      $   405,832     $   306,564     $   221,506
Operating income (loss)                                22,338        (6,981)          28,459          22,776           8,068
Income (loss) before income taxes                      18,161       (11,342)          25,935          20,416           7,198
Net income (loss)                                      11,623        (7,895)          16,598          13,705           5,294
Net income (loss) per share                       $      0.72     $   (0.51)     $      1.04     $      1.02     $      0.44
Average shares and equivalents (in thousands)          16,200        15,533           15,890          13,380          12,138

PERCENT OF SALES:
Gross margin                                             28.5%         26.3%            27.4%           27.9%           24.1%
Operating income (loss)                                   4.8%         (1.5%)            7.0%            7.4%            3.6%
Income (loss) before income taxes                         3.9%         (2.4%)            6.4%            6.7%            3.2%
Net income (loss)                                         2.5%         (1.7%)            4.1%            4.5%            2.4%
Return on average assets                                  3.5%          N/M              6.5%            7.8%            3.9%
Return on average stockholders' equity                    7.2%          N/M             11.6%           12.8%            6.8%

FINANCIAL POSITION:
Total assets                                      $   338,340     $ 326,612      $   321,450     $   188,894     $   162,016
Long-term debt (excluding current portion)             78,763        67,791           70,403           5,955          40,726
Current ratio                                           2.6:1         2.3:1            2.3:1           2.4:1           2.6:1
Debt to capitalization (E)                               0.32          0.31             0.33            0.05            0.35
Stockholders' equity per share                    $     10.60     $    9.78      $     10.13     $      8.86     $      6.96
Ratio of earnings to fixed charges (F)                   4.02           N/M             6.88            6.78            4.62

OTHER:
Year-end backlog                                  $   168,449     $ 231,546      $   232,680     $   164,752     $   144,291
Year-end employees                                      2,294         2,382            2,136           1,595           1,480
Year-end facilities (thousands of square feet)            879(G)        807              795             616             551

(A) In May 1995, the Company acquired Microwave Networks Incorporated (MNI) for 3,475,000 shares of the the Company's common stock and options to acquire common stock. The acquisition was accounted for as a pooling of interests. All periods include MNI.

(B) In fiscal 1995, the Company recorded approximately $40.2 million of restructuring, merger-related and other charges.

(C) In October 1993, the Company acquired substantially all the assets and certain of the liabilities of TeleSciences Transmission Systems (TTS) for $23.7 million in cash. The acquisition was accounted for as a purchase transaction. The operating results of TTS have been included from the acquisition date.

(D) In April 1992, the Company acquired Microwave Radio Corporation (MRC) for $33 million in cash. An additional $11 million in contingent payments based on the income of MRC was subsequently paid. The acquisition was accounted for as a purchase transaction. The operating results of MRC have been included from the acquisition date.

(E) Debt to capitalization is year-end debt divided by year-end debt plus stockholders' equity.

(F) The ratio of earnings to fixed charges is income before income taxes plus fixed charges divided by fixed charges.

(G) Excludes approximately 260,000 square feet, which the Company intends to sell or sub-lease.

N/M   Not meaningful

STOCK AND QUARTERLY DATA (UNAUDITED)

California Microwave, Inc. has one series of common stock, $0.10 par value common stock. Holders of common stock have full voting rights and have the right to cumulate votes for the election of directors. California Microwave follows the policy of reinvesting all earnings to finance expansion of its business and has paid no cash dividends. No change in this policy is contemplated in the foreseeable future. At June 30, 1996, the number of California Microwave shareholders totaled approximately 13,000, of which approximately 2,200 were holders of record. California Microwave stock is traded in the Nasdaq Stock Market, is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq National Market) under the trading symbol CMIC, and is listed in the Wall Street Journal and in other newspapers. The following table sets forth for the fiscal periods indicated the high and low stock prices.

STOCK PRICES BY QUARTER  FISCAL YEARS 1995 AND 1996

                        1995                                    1996
          Q1        Q2        Q3        Q4        Q1        Q2        Q3        Q4
        ------    ------    ------    ------    ------    ------    ------    ------
High    26        38 1/4    39 3/4    35        32 1/2    25 1/4    20 3/4    20 1/4
Low     20 3/4    24 1/4    24 1/2    23 1/2    23 1/2    16 1/4    13 1/2    14 7/8

FINANCIAL RESULTS BY FISCAL QUARTER

Fiscal                Gross     Net income       Earnings per share
Quarter    Sales      margin      (loss)      Primary    Fully diluted
- -------  --------    --------   ----------    -------    -------------
1996
1        $115,763    $ 34,773    $  5,107     $ 0.31         $ 0.31
2         116,289      34,130       3,648       0.23           0.23
3         100,073      29,696       1,325       0.08           0.08
4         128,528      32,666       1,543       0.10           0.10
         --------    --------    --------     ------         ------
         $460,653    $131,265    $ 11,623     $ 0.72         $ 0.72
         ========    ========    ========     ======         ======
1995
1        $115,139    $ 32,748    $  5,177     $ 0.32         $ 0.31
2         119,063      35,951       5,943       0.37           0.35
3         121,893      37,394       6,035       0.37           0.36
4         111,833      17,029     (25,050)     (1.60)         (1.60)
         --------    --------    --------     ------         ------
         $467,928    $123,122    $ (7,895)    $(0.51)        $(0.51)
         ========    ========    ========     ======         ======


32