Form 10-K405, Exhibit 13
period 1997-06-30
CALIFORNIA MICROWAVE INC
filed 1997-09-26
CIK 16357

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF OPERATIONS                 CALIFORNIA MICROWAVE, INC.


                                                       (In thousands, except per share amounts)

Years ended June 30,                                      1997               1996          1995
                                                      --------           --------      --------

Net sales                                             $254,161           $239,964      $216,419
Costs of products sold                                 181,404            158,042       135,506
                                                      --------           --------      --------
Gross margin                                            72,757             81,922        80,913
                                                      --------           --------      --------
Expenses:
Research and development                                18,214             16,608        13,242
Marketing and administration                            46,107             38,747        39,497
Amortization of intangible assets                        1,394              1,381         1,294
Restructuring charges                                                                     1,500
                                                      --------           --------      --------
Total expenses                                          65,715             56,736        55,533
                                                      --------           --------      --------
Operating income                                         7,042             25,186        25,380
Interest expense                                        (5,944)            (4,314)       (4,279)
Interest income                                              5                              446
Gain on sale of subsidiary                               2,744
                                                      --------           --------      --------
Income from continuing operations before income taxes    3,847             20,872        21,547
Provision for income taxes                               1,268              7,514         6,518
                                                      --------           --------      --------
Income from continuing operations                        2,579             13,358        15,029
                                                      --------           --------      --------
Discontinued operations:
  Loss from operations of discontinued businesses      (50,974)            (1,735)      (22,924)
  Loss on disposal of discontinued businesses           (8,371)
                                                      --------           --------      --------
                                                       (59,345)            (1,735)      (22,924)
                                                      --------           --------      --------
Net income (loss)                                    $ (56,766)         $  11,623     $  (7,895)
                                                     =========          =========     =========
Per share data
  Income from continuing operations                  $     .16          $     .82     $     .93
  Loss from discontinued operations                      (3.66)              (.11)        (1.48)
                                                      --------           --------      --------
  Net income (loss)                                  $   (3.50)         $     .72     $    (.51)
                                                     =========          =========     =========
Average shares                                          16,226             15,912        15,533
Average shares and equivalents                          16,333             16,200        16,231
                                                     =========          =========     =========

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS                           CALIFORNIA MICROWAVE, INC.


                                                                       (Dollars in thousands)
June 30,                                                               1997               1996

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                         $  4,974           $  4,560
  Short-term investments                                               2,097              1,504
  Refundable income taxes                                             10,085
  Accounts receivable, less $943 allowance
     for doubtful accounts ($798 in 1996)                             35,701             36,664
  Inventories                                                         50,353             50,026
  Deferred tax assets                                                 18,359             10,387
  Prepaid expenses                                                     1,391              1,182
  Net current assets of discontinued operations                       60,604             82,359
                                                                    --------           --------
        Total current assets                                         183,564            186,682
                                                                    --------           --------
Property, plant and equipment (at cost)                               53,460             58,191
Less accumulated depreciation and amortization                       (30,648)           (34,594)
                                                                    --------           --------
                          Net property, plant and equipment           22,812             23,597
                                                                    --------           --------
Intangible assets of businesses acquired, less
   accumulated amortization of $7,769 ($6,375 in 1996)                29,488             30,882
Deferred tax assets                                                    7,411              1,973
Other assets                                                           4,046              4,610
Net long-term assets of discontinued operations                       19,052             44,631
                                                                    --------           --------
                                                                    $266,373           $292,375
                                                                    ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                                 $    333           $    325
  Accounts payable                                                    26,681             15,066
  Accrued income taxes                                                 3,211              3,406
  Other accrued liabilities                                           41,833             26,433
                                                                    --------           --------
        Total current liabilities                                     72,058             45,230
                                                                    --------           --------
Long-term liabilities:
  Long-term debt                                                       9,101             13,933
  Convertible subordinated notes                                      63,200             63,200
  Other long-term liabilities                                          3,990
                                                                    --------           --------
        Total long-term liabilities                                   76,291             77,133
                                                                    --------           --------
Commitments and contingencies

STOCKHOLDERS' EQUITY:
  Common stock, $0.10 par value, 29,200,000 shares authorized;
     16,406,473 shares issued and outstanding (16,031,048
     shares in 1996)                                                   1,641              1,603
  Capital in excess of par value                                      93,249             88,788
  Retained earnings                                                   23,577             80,343
  Unamortized restricted stock plan expense                             (443)              (722)
                                                                    --------           --------
        Total stockholders' equity                                   118,024            170,012
                                                                    --------           --------
                                                                    $266,373           $292,375
                                                                    ========           ========


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY       CALIFORNIA MICROWAVE, INC.

Three years ended June 30, 1997                                         (In thousands, except for shares)
                                    --------------------------------------------------------------------------------------
                                                                                              Unamortized
                                                                   Capital                     restricted    Total stock-
                                          Common Stock          in excess of     Retained      stock plan      holders'
                                       Shares        Amount       par value      earnings        expense        equity
                                    ----------    -----------    -----------    -----------    -----------   -----------

Balance at June 30, 1994            15,257,094    $     1,526    $    77,165    $    76,615    $     (775)   $   154,531
                                    ----------    -----------    -----------    -----------    ----------    -----------
Common stock issued under:
  Stock option, restricted stock
       and stock purchase plans        465,028             47          6,941                          313          7,301
  Other                                 (3,250)            (1)           (72)                                        (73)
Net loss                                                                             (7,895)                      (7,895)
                                    ----------    -----------    -----------    -----------    ----------    -----------
Balance at June 30, 1995            15,718,872          1,572         84,034         68,720          (462)       153,864
                                    ----------    -----------    -----------    -----------    ----------    -----------

Common stock issued under:
  Stock option, restricted stock
       and stock purchase plans        312,176             31          4,754                         (260)         4,525
Net income                                                                           11,623                       11,623
                                    ----------    -----------    -----------    -----------    -----------    ----------
Balance at June 30, 1996            16,031,048          1,603         88,788         80,343          (722)       170,012
                                    ----------    -----------    -----------    -----------    -----------    ----------

Common stock issued under:
  Stock option, restricted stock
       and stock purchase plans        375,425             38          4,461                          279          4,778
Net loss                                                                            (56,766)                     (56,766)
                                    ----------    -----------    -----------    -----------    -----------    ----------
Balance at June 30, 1997            16,406,473    $     1,641    $    93,249    $    23,577    $     (443)    $  118,024
                                    ==========    ===========    ===========    ===========    ===========    ==========


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                 CALIFORNIA MICROWAVE, INC.

                                                                    (In thousands)
                                                      -----------------------------------------
Years ended June 30,                                     1997              1996          1995

OPERATING ACTIVITIES

Income from continuing operations                     $  2,579            $13,358       $15,029
Adjustments to reconcile income from continuing
 operations to net cash provided
  by (used in) operating activities:
     Gain from sale of subsidiary                       (2,744)
     Depreciation and amortization                       8,064              5,789         6,070
     Amortization of intangible assets                   1,394              1,381         1,294
     Non-cash portion of restructuring charge                                               355
     Other adjustments                                                                   (1,474)
     Deferred taxes                                      2,096              5,577        (1,592)
     Debt issuance costs                                   378                210           210

Net effect of changes in:
     Accounts receivable, less amounts
     transferred to long-term                              520             (4,270)       (1,352)
     Inventories                                          (414)           (10,393)      (10,795)
     Prepaid expenses                                     (209)              (907)          199
     Accounts payable                                   11,672              3,093         1,268
     Accrued income taxes                                  (77)             1,201        (1,910)
     Other accrued liabilities and other
     long-term liabilities                               2,101            (14,589)       18,917
                                                      --------            -------       -------
Net cash provided by continuing operations              25,360                450        26,219
Net cash provided by (used in) discontinued operations (21,384)            11,686       (11,028)
                                                      --------            -------       -------
Net cash provided by (used in) operating activities      3,976             12,136        15,191
                                                      --------            -------       -------
INVESTING ACTIVITIES
Capital expenditures                                    (7,141)           (16,907)       (7,564)
Acquisition of Microwave Radio Corporation                                               (9,600)
Proceeds from sale of subsidiary                         3,501
Proceeds from sale of assets                                50              4,833           123
Other                                                     (766)            (1,218)       (4,318)
                                                      --------            -------       -------
Net cash (used in) continuing operations
investing activities                                    (4,356)           (13,292)      (21,359)
Net cash provided by (used in) discontinued
operations investing activities                          1,336            (11,052)       (6,279)
                                                      --------            -------       -------
Net cash provided by (used in) investing activities     (3,020)           (24,344)      (27,638)
                                                      --------            -------       -------
FINANCING ACTIVITIES
Payments on long-term debt                                (325)              (328)       (1,156)
Net borrowings (repayments) under bank
  credit facilities                                     (4,500)            10,500        (3,400)
Borrowings of long-term debt                                                1,124
Issuance of common stock                                 4,483              3,589         5,237
                                                      --------            -------       -------
Net cash provided by (used in) continuing
operations financing activities                           (342)            14,885           681
Net cash provided by (used in) discontinued
operations financing activities                           (200)              (100)         (200)
                                                      --------            -------       -------
Net cash provided by (used in) financing activities       (542)            14,785           481
                                                      --------            -------       -------
Net increase (decrease) in cash and cash equivalents       414              2,577       (11,966)
Cash and cash equivalents at beginning of year           4,560              1,983        13,949
                                                      --------            -------       -------
Cash and cash equivalents at end of year              $  4,974           $  4,560      $  1,983
                                                      ========           ========      ========
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest                                            $  5,874           $  4,247      $  4,546
  Income taxes                                              57              2,353         9,808

Supplemental disclosure of non-cash discontinued
operations activities:
  Purchased intangibles written off                     17,939                           10,000
  Accrued loss on disposal of discontinued operations   12,538

Supplemental disclosure of non-cash investing
and financing activities:
Tax benefit of stock options exercised                     118                687         1,772
Note canceled in connection with the purchase
  of TeleSciences Transmission Systems, Inc.'s assets                                    (2,000)
                                                      ========           ========      ========


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of California Microwave, Inc. and all subsidiaries (the company). All significant intercompany balances and transactions have been eliminated. The financial statements have been restated to reflect the accounts of Microwave Networks (MN) and Satellite Transmission Systems (STS) as discontinued operations (See Note
2).

USE OF ESTIMATES; RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining the collectibility of accounts receivable, warranty costs, inventory realization, profitability on long-term contracts, accounting for income taxes, restructuring reserves, recoverability of property, plant, and equipment, recoverability of purchased intangibles, amounts to be realized on a sale of discontinued operations, and contingencies. Actual results could differ from estimates.

FISCAL YEAR

The company's fiscal year ends on the Saturday closest to June 30, and includes 53 weeks in fiscal 1996 and 52 weeks in fiscal 1997 and 1995. For clarity of presentation, all fiscal periods are reported as ending on a calendar month end.

REVENUE RECOGNITION, RECEIVABLES AND CREDIT RISK

Generally, sales are recorded at the time individual items are shipped. Sales on certain long-term, small quantity, high unit value contracts are recognized at the completion of significant project milestones, which are generally contract line items.

The company manufactures and sells satellite communication and radio products and information collection and communications systems to commercial customers in the telecommunication, broadcast and related industries and to the U.S. government. The company generally requires no collateral, but generally requires letters of credit denominated in U.S. dollars from its foreign customers, most of whom are customers of the two discontinued operations. Further, beginning in fiscal 1996, the company entered a credit insurance program to insure certain receivables from foreign customers where a confirmed letter of credit was not cost effective or available. Additionally, from time to time, the company sells certain insured receivables, without recourse, at prevailing discount rates.

In fiscal 1997, 1996 and 1995, the company charged to operations $465,000, $177,000 and $179,000, respectively, for its provision for doubtful accounts.

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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are carried at cost which approximates market and consist of highly liquid investments with maturities when purchased of 90 days or less. Short-term investments consist of money market instruments, investments in municipal bonds and mutual funds with carrying values which approximate their market values. The company has not experienced losses from these investments.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The company has entered into forward currency exchange contracts to hedge foreign currency transactions for periods consistent with its committed exposures. This hedging minimizes the impact of foreign currency exchange rate movements on the company's operating results. The company's foreign exchange contracts do not subject the company's results of operations to risk due to exchange movements because gains and losses on these contracts generally offset losses and gains on the assets being hedged. Gains and losses on hedges of firm commitments are deferred and included in the basis of the hedged transaction when it is completed. No foreign currency exchange contracts were outstanding at June 30, 1997. The net gains and losses resulting from foreign currency transactions have not been material.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets.

INTANGIBLE ASSETS OF BUSINESSES ACQUIRED

The excess of purchase price over the fair value of net assets acquired generally is amortized on a straight line basis over periods of 5 to 30 years. The carrying value of this excess purchase price is reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the excess purchase price is not recoverable, the company's carrying value is reduced appropriately. Due to significant operating losses, the remaining purchased intangible assets ($17,939,000) of the two discontinued operations were determined to be impaired and were expensed in the fourth quarter of fiscal 1997. During fiscal 1995, purchased intangibles of TeleSciences Transmission Systems (TTS), which is a part of MN, were written down by $10,000,000. Both of these amounts have been included in the loss from discontinued operations, net of the related tax benefit.

INCOME (LOSS) PER SHARE

Net income and income from continuing operations per share are based on the weighted average number of common shares outstanding plus the effect of the assumed exercise of stock options which are dilutive common stock equivalents. Net loss and loss on discontinued operations per share are computed using the weighted average number of common shares outstanding. Fully diluted net income per share has not been presented in fiscal 1996 because there was no material additional dilution.

In February 1997, The Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share in those periods in which the company has net income.

2.  DISCONTINUED OPERATIONS

In June 1997, the company's Board of Directors adopted a formal plan to sell two of its business units, Microwave Networks (MN) and Satellite Transmission Systems (STS).

Microwave Networks is a combination of Microwave Networks, Inc. (MNI) acquired in May 1995, TeleSciences Transmission Systems, Inc. (TTS) acquired in October 1993 and the digital radio product line of Microwave Radio Corporation acquired in April 1992.

On May 31, 1995, MNI was acquired in a merger effected by exchanging 3,342,653 shares of the company's common stock and options to acquire 132,347 shares of the company's common stock for all of the outstanding MNI capital stock (defined as the then-outstanding MNI common and preferred stock and MNI common stock issuable under then-outstanding options, warrants, or other convertible securities). MNI was engaged in the design, manufacture, sale and installation of high performance microwave radios and transmission products for cellular and personal communication network applications. The merger was accounted for as a pooling of interests, and accordingly, the discontinued operations include the results of MNI for all periods presented.


On October 26, 1993, the company acquired substantially all of the assets and certain of the liabilities of TTS, a wholly-owned subsidiary of TeleSciences, Inc. TTS' product line consisted of digital and analog microwave radios for cellular, personal communications network and private network markets. The company paid $23.7 million for those net assets. The acquisition of TTS was accounted for as a purchase transaction and accordingly, the acquired assets and liabilities of TTS were recorded at their estimated fair value at the date of acquisition. The excess of the purchase price over the valuation of the net assets acquired was being amortized on a straight line basis over initially 30 years and after December 31,1996, over 15 years. During fiscal 1997 and 1995, the excess purchase price was reduced by $9.9 million and $10.0 million, respectively, as a result of impairment adjustments to the TTS purchased intangible assets. In addition, in June 1997, the remaining purchased intangible assets of the MRC digital radio product line ($6.2 million) and STS ($1.9 million) were also expensed as a result of impairment adjustments.

STS was acquired in 1980 and includes the much smaller business of Mobile Satellite Products acquired in 1991. STS is a supplier of turnkey satellite transmit/receive earth stations and networks for domestic, international and government applications.

Summarized results and financial position of the discontinued operations are presented below for information purposes only and do not necessarily reflect what the results of operation and financial position would have been had they operated on a stand-alone basis.

SUMMARIZED OPERATIONS DATA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

                                          (In thousands)
Years ended June 30                1997        1996         1995
                                ---------    ---------    ---------

Net sales                       $ 170,301    $ 220,689    $ 251,509
                                =========    =========    =========

Special charges (See Note 3):
    Inventory write-downs
    and other charges           $  32,167                 $  15,450
   Restructure                      7,780                     9,446
   Write-down of
    intangible assets              17,939                    10,000
                                ---------                 ---------
                                $  57,886                 $  34,896
                                =========                 =========
Loss from operations before
  income tax benefit            $ (72,398)   $  (2,711)   $ (32,889)
Income tax benefit                (21,424)        (976)      (9,965)
                                ---------    ---------    ---------
Net loss from operations        $ (50,974)   $  (1,735)   $ (22,924)
                                =========    =========    =========
Loss on disposal before
  income tax benefit            $ (12,538)
Income tax benefit                 (4,167)
                                ---------
Net loss on disposal            $  (8,371)
                                =========


SUMMARIZED FINANCIAL POSITION

                                     (In thousands)

                                  1997         1996
                                ---------    ---------
Accounts receivable             $  51,912    $  69,702
Inventories                        43,514       53,430
Accounts payable and accruals     (35,897)     (41,905)
Other                               1,075        1,132
                                ---------    ---------
Net current assets              $  60,604    $  82,359
                                ---------    ---------
Net property, plant and
  equipment                     $  20,557    $  25,165
Intangible assets                               18,249
Long term debt                     (1,530)      (1,630)
Other                                  25        2,847
                                ---------    ---------
Net noncurrent assets           $  19,052    $  44,631
                                ---------    ---------
Total net assets                $  79,656    $ 126,990
                                =========    =========


3.  SPECIAL CHARGES APPLICABLE PRINCIPALLY TO DISCONTINUED OPERATIONS

During fiscal 1997, the company recorded inventory write-downs, contract expenses and other charges of approximately $39.3 million and restructuring charges of $7.8 million. These charges were principally a result of a comprehensive review of MN and STS as a result of continuing disappointing operating performance during 1997. This review included an evaluation of inventory, product development and migration plans, utilization of facilities, headcount requirements and other matters. The restructuring charges of $7.8 million were largely identified within the MN operations where additional facility consolidations and employee severances were required.

Inventory and related commitments were the largest exposure items and resulted in charges of $31.7 million, a major retrofit program was identified and included in contract charges of $5.8 million, and charges for other items of $1.9 million were also recorded. The company also wrote-off the remaining $17.9 million of purchased intangible assets related to the discontinued operations.

In June 1995, the company recorded restructuring charges of approximately $10.9 million, a write-down of TTS-purchased intangible assets of $10 million and inventory write-downs, contract expenses and other charges of approximately $15.5 million, for a total of approximately $36.4 million in connection with a program to reduce costs and improve operating efficiencies. The program included, among other things: the integration of MN and TTS wireless operations and the exit by TTS from the short-haul radio market, which included certain short-haul radio contracts and the shifting of short-haul radio sales to MRC; the recording of certain contract costs at Satellite Transmission Systems (STS) division; the elimination of excess facilities; the reduction of employees at STS; the write-off of excess inventory and capital equipment; and the write-down of intangible assets. During 1996, the program was expanded, without a net charge to operations, to include merging the operations of TTS and MNI with certain operations of MRC into a new unit, Microwave Networks (MN), resulting in the write-off of additional excess inventories and other assets and reducing the number of employees at MN.

The following table summarizes these charges:        (In thousands)

                                                    Asset
                                                  write-offs
                                                     and
                                                   payments     Future
                                 1997      1995     through      cash
                               provision provision June 30,1997 outlays
                               --------- --------- ----------- --------

Other charges:
Inventory write-downs           31,677     2,950    33,227     1,400
Contract termination and
   related costs                 5,770    10,500    12,477     3,793
Other                            1,850     2,000     3,330       520
                               -------   -------   -------   -------
                                39,297    15,450    49,034     5,713
                               -------   -------   -------   -------
Restructuring:
Excess facilities                5,520     3,930     2,359     7,091
Severance costs                    500     4,026     4,327       199
Capital equipment write-offs     1,460     1,063     2,523
Other                              300     1,927     1,806       421
                               -------   -------   -------   -------
                                 7,780    10,946    11,015     7,711
                               -------   -------   -------   -------

Intangible assets write-down                   17,939    10,000    27,939
                                             --------   -------   -------   -------
                                             $ 65,016   $36,396   $87,988   $13,424
                                             ========   =======   =======   =======

Applicable to:
Continuing operations                         $ 7,130   $ 1,500
Discontinued operations                        57,886    34,896
                                              -------   -------
                                              $65,016   $36,396
                                              =======   =======

4.  SALES

A breakdown of sales by product class and by market sector for the last three years were as follows:

                                    (In thousands)
                           ------------------------------
                              1997      1996        1995
                           --------   --------   --------

Satellite communications   $ 85,662   $ 91,494   $ 79,763
Radio products               76,895     69,835     70,831
Information collection
  and communications         91,604     78,635     65,825
                           --------   --------   --------
                           $254,161   $239,964   $216,419
                           ========   ========   ========
International              $ 72,890   $ 72,731   $ 59,363
U.S. commercial              75,623     72,175     65,532
U.S. government             105,648     95,058     91,524
                           --------   --------   --------
                           $254,161   $239,964   $216,419
                           ========   ========   ========


International sales by geographic area were as follows:

                                   (In thousands)
                             ---------------------------
                               1997      1996      1995
                             -------   -------   -------
Latin America                $30,172   $24,806   $19,230
Asia-Pacific                  24,306    27,026    23,150
Europe                         9,470     9,952     5,766
Africa and Middle East         4,565     3,484     2,106
Other - principally Canada     4,377     7,463     9,111
                             -------   -------   -------
                             $72,890   $72,731   $59,363
                             =======   =======   =======


5.  INVENTORIES

The components of inventories were as follows at June 30:



                                       (In thousands)
                                     -----------------
                                       1997      1996
                                     -------   -------
Projects in process                  $ 7,795   $23,437
Less: Progress billings                1,938     9,760
                                     -------   -------
                                       5,857    13,677
Work-in process and finished goods    21,915    19,652
Raw materials and parts               22,581    16,697
                                     -------   -------
                                     $50,353   $50,026
                                     =======   =======

6.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30:

                                           (In thousands)
                                 ----------------------------------
                                    Life
                                 (in years)        1997     1996
                                 ----------------------------------
Land                                             $   449   $   449
Buildings                           30-40          3,135     3,135
Machinery and equipment             3-10          27,074    33,717
Office and computer
  equipment                         5-10          17,906    16,214
Leasehold improvements Lease term                  4,345     3,852
Vehicles                            3-5              551       824
                                                 -------   -------
                                                 $53,460   $58,191
                                                 =======   =======


Included in other assets at June 30, 1997, is approximately $1.3 million of test equipment to be completed and placed in service. Included in other assets at June 30, 1996, was approximately $1.4 million of land and buildings held for sale, which were sold in fiscal 1997.

Depreciation and amortization expense on property, plant and equipment was $7.9 million, $5.6 million, and $5.8 million for the years ended June 30, 1997, 1996 and 1995, respectively.

7.  OTHER LIABILITIES

Other accrued liabilities and other long-term liabilities consisted of the following at June 30:

                                     (In thousands)
                                    -----------------
                                      1997      1996
                                    -------   -------

Salaries, bonuses and commissions   $ 7,541   $ 6,168
Vacation                              3,345     3,086
Other payroll related                 4,170     3,872
Warranties                            1,841     1,084
Contract costs                        1,567     3,252
Advance payments                      2,030     1,619
Accrued restructuring expense         7,512     3,568


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

Accrued loss on disposal of
  discontinued operations            12,538
Other                                 5,279     3,784
                                    -------   -------
                                    $45,823   $26,433
                                    =======   =======

At June 30, 1997, approximately $4.0 million of other long-term liabilities represented accrued restructuring expenses, principally relating to excess facilities.


8. CREDIT LINE AND LONG-TERM DEBT Long-term debt consisted of the following at June 30:

                                           (In thousands)
                                         -----------------
                                           1997      1996
                                         -------   -------
Bank credit facilities                   $ 6,000   $10,500
Industrial development bonds and other     3,101     3,433
                                         -------   -------
                                         $ 9,101   $13,933
                                         -------   -------
Convertible subordinated notes:
  5 1/4% notes due 2003                  $57,500   $57,500
  5% notes due 1999                        5,700     5,700
                                         -------   -------
                                         $63,200   $63,200
                                         =======   =======


Debt maturing in each of the next five years and thereafter is as follows: 1998
- $333,000; 1999 - $6,054,000; 2000 - $6,314,000; 2001 - $259,000; 2002 -
$271,000; 2003 and thereafter $59,402,000.

The company has a committed asset-based bank credit facility totaling $40 million. The facility is secured by the company's accounts receivable, inventory, intangible assets and capital equipment not previously encumbered. The facility expires in June 2000. Availability is calculated daily based on a formula of eligible accounts receivable. The facility requires a 0.25% annual commitment fee and interest rates for borrowings will not exceed the bank's reference rate plus 1% (9.0% at June 30, 1997). At June 30, 1997, there were $6.0 million of borrowings and $16.1 million of standby letters of credit and bank guarantees outstanding under this facility. The calculated borrowing limit at June 30, 1997 was approximately $37 million, leaving $15 million of available credit. Over 90% of the standby letters of credit and bank guarantees relate to discontinued operations. Because of the company's ability to defer payment of the borrowings until June 2000, the amount outstanding at June 30, 1997, has been classified as a long-term liability. The carrying value of the amount borrowed at June 30, 1997, approximated fair value based on prevailing interest rates.

The industrial development bonds are payable in annual installments through June 2013, may be prepaid at any time without penalty and bear interest at a floating rate (4.4% at June 30, 1997), based upon prevailing market conditions, which is redetermined every seven days. The other long-term debt represents notes which are payable through 2005. The industrial development bonds and the other long-term debt are secured by mortgages on the equipment and properties involved.

At June 30, 1997, the company was not in compliance with certain covenants of its bank and other debt agreements. These lenders have waived such non-compliance at June 30, 1997 and the company expects to amend the agreements following the disposition of the discontinued operations.

On December 15, 1993, the company issued $57.5 million of 51/4%, convertible subordinated notes due December 15, 2003. These notes are convertible at any time prior to maturity, at the option of the holder, into shares of the company's common stock at a price of $28.4375 per share. These notes are redeemable at the option of the company. Interest is payable semi-annually. The notes are subordinated to all existing and future senior indebtedness of the company. These notes are quoted on the Nasdaq National Market. At June 30,1997, the fair value of the outstanding notes was $48.6 million, based on the quoted market prices (which reflect the market value of the underlying securities into which the notes are convertible, as well as current prevailing interest rates).

Concurrent with the closing of the acquisition of TTS in October 1993, the company issued for cash to Motorola, Inc., an investor in TeleSciences, Inc., a $5.7 million, five year, 5% convertible subordinated note, convertible at Motorola's option into the company's common stock at a price of $28.50 per share. At its option, the company may redeem the note without penalty. The note is subordinated to all existing and future senior indebtedness of the company.

9.  COMMON STOCK

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

In April 1996, the Board of Directors offered non-officer employees holding stock options with exercise prices over $21 per share (the current option) the opportunity of canceling those stock options in exchange for new options (the replacement options) issued with exercise prices of $21 per share, which exercise price was approximately 120% of the then current fair market value of the company's common stock. The number of shares covered by the replacement option was equal to the number of outstanding shares covered by the current option reduced in the same proportion as the reduction in the exercise price. Included in the table below are options for 425,672 shares that were granted and options for 513,707 shares that were canceled under this program during fiscal 1996. In May 1997, the Board of Directors approved an increase of 1,500,000 shares for the 1992 Stock Option Plan which was approved by the stockholders in July, 1997.

A summary of activity for 1997, 1996 and 1995, under the 1986 and 1992 Stock Option Plans and the MNI plans is presented below:

                          Outstanding shares under option
                                 Years ended June 30
                         ---------------------------------------------------
                            1997         1996           1995        1997
                         ---------     ---------     ---------    ----------
                                                                   Weighted-
                                                                   Average
                                                                  Price per
                                                                    Share
                         ---------     ---------     ---------    ----------
Beginning of year        1,902,123     1,716,824     1,663,947    $   18.40
Granted                    614,500     1,170,986       628,695    $   14.92
Exercised                 (181,234)     (128,214)     (376,712)   $   10.84
Canceled                  (642,971)     (857,473)     (199,106)   $   19.26
                         ---------     ---------     ---------    ---------
End of year              1,692,418     1,902,123     1,716,824    $   17.65
                         =========     =========     =========    =========
Exercisable                753,428       769,496       517,306    $   17.23
Available for grant        169,583       237,573       581,388
Additional authorized                                  500,000


The following table summarizes information about the company's stock options outstanding at June 30, 1997.

                 Options Outstanding                  Options Exercisable
                 -------------------                  -------------------

                           Weighted
                            Average                                     Weighted
    Range of               Remaining     Weighted                       Average
    Exercise     Number   Contractual     Average        Number         Exercise
     Price    Outstanding    Life      Exercise Prices Exercisable       Price
------------  ----------- -----------  --------------- ------------    ---------
$ 0.64-$0.64        2,301      3.37         $ 0.64        2,301        $    0.64
   1.50-2.60       31,881      1.37         $ 2.42       31,854        $    2.42
   3.92-4.50       15,440      1.22         $ 4.25       10,830        $    4.38
   6.25-8.88       41,097      2.25         $ 7.93       41,097        $   47.93
 10.00-14.88      540,700      8.62         $13.54      144,800        $   12.12
 15.12-21.00      873,599      7.50         $19.26      432,220        $   19.06
 23.25-34.25      187,400      7.49         $27.98       90,326        $   28.09
------------    ---------      ----         ------      -------        ---------
$0.64-$34.25    1,692,418      7.55         $17.65      753,428        $   17.23
============    =========      ====         ======      =======        =========

The company has adopted the disclosure only provisions of Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation." ("SFAS No. 123") Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the company's stock option and purchase plans been determined based on the fair value at the grant date under SFAS No. 123, the company's net loss and net loss per share would have been increased and net income and net income per share decreased to the pro forma amounts below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.

                   (In thousands, except per share amounts)
-----------------------------------------------------------
                                       1997         1996
                                     ---------    --------
Net income (loss) - as reported      $(56,766)    $11,623
Net income (loss) - pro forma        $(59,712)    $ 6,886
Net income (loss) per share -
  as reported                        $  (3.50)    $  0.72
Net income (loss) per share -
  pro forma                          $  (3.69)    $  0.43


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The assumptions used to estimate the fair value of these options at the date of grant using the Black-Scholes option pricing model were: weighted average risk free interest rate of 5.8%; dividend yields of 0%; an expected volatility factor of the market price of California Microwave's common stock of .51; and a weighted-average expected life of the options of 4.2 years.

The effects of the above pro forma disclosures of applying SFAS No. 123 are not likely to be representative of future pro forma disclosures as it is only applicable to options granted during fiscal 1996 and fiscal 1997.

Stock grants have been made to officers and other key employees under the 1988 restricted stock plan at no charge to the employees. These grants generally vest 20% per year, beginning one year after the date of issue. The fair market value of the shares, at the date of grant, is charged to compensation expense over the five year period. Compensation expense relating to this plan was:
1997 - $178,000; 1996 - $250,000; 1995 - $298,000.

A summary of activity in the restricted stock plan was as follows:

                                      Outstanding restricted shares
                                -------------------------------------
                                  1997               1996       1995
                                -------            -------    -------
Beginning of year                52,320             44,330     83,300
Granted                             800             34,250      3,450
Canceled                         (7,160)            (5,150)   (10,600)
Vested                          (17,380)            21,110    (31,820)
                                -------            -------    -------
End of year                      28,580             52,320     44,330
                                -------            -------    -------
Available for grant               9,310              2,950     32,050
                                =======            =======    =======
Weighted average fair value
   of shares on date of grant   $ 12.50            $ 17.45    $ 32.82



The company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at no less than 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During 1997, 200,551 shares were issued for $2,503,000, 154,862 shares were issued for $2,555,000 during 1996 and 95,466 shares for $1,880,000 during 1995. In October 1996, the shareholders approved an additional 400,000 shares for distribution under this plan. Shares available for future issuances at June 30, 1997 were 332,044.


10.  RETIREMENT PLANS

The company has a defined contribution retirement plan covering substantially all employees. One part of the plan is a 401(K) savings plan which allows employees to contribute pre-tax compensation up to the lesser of 20% of total annual compensation or the statu-tory limit (currently $9,500). The company contributes up to $1,200 to each employee based on employee contributions up to $1,900. The second part of the plan arises out of the conversion by the company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of employment. No profit sharing amounts were authorized for fiscal 1997. All of the above employer contributions are determined by and subject to the approval of the company's Board of Directors. Contributions to these plans for employees of the continuing operations were $801,000 in 1997, $768,000 in 1996, and $566,000 in 1995.


11.  INCOME TAXES

The continuing operations provision for (benefit from) income taxes consisted of the following:

                          (In thousands)
                     -------------------------
                      1997     1996     1995
                     ------   ------  --------
Current:
Federal              $7,925   $2,615   $15,294
State                   961      298     2,781
                     ------   ------  --------
                      8,886    2,913    18,075
                     ------   ------  --------
Deferred:
Federal              (6,734)   4,074    (9,779)
State                  (884)     527    (1,778)
                     ------   ------  --------
                     (7,618)   4,601   (11,557)
                     ------   ------  --------
                     $1,268   $7,514  $  6,518
                     ======   ======  ========



The differences between the U.S. federal statutory income tax rate and the company's effective rate for continuing operations were as follows:

                               1997    1996      1995
                              -----    -----    ------

U.S. federal statutory
  income tax rate              35.0%    35.0%    35.0%
State income taxes, net of
  federal benefit               2.0      2.6      3.0
Intangible assets               8.6      2.3      2.2
Foreign Sales Corporation
  tax benefits                 (7.0)    (4.2)    (6.6)
Research and development
  tax credits                  (6.1)     0.0     (3.6)
Other                           0.5      0.3      0.3
                              -----     ----    ------
                               33.0%    36.0%    30.3%
                              =====     ====    ======

Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets are as follows:

                              (In thousands)
                            -----------------
                              1997     1996
                            -------- --------
Deferred tax assets:
Inventory                     $1,756   $1,755
Warranty                         753      779
Contracts in progress          1,353      915
Allowance for bad debts          248      594
Compensation related           2,427    1,526
Net operating loss             5,631        0
Credits                        1,535        0
Other                            541      661

Discontinued operations       13,675    7,883
                            -------- --------
                              27,919   14,113
                            -------- --------
Deferred tax liabilities:
Depreciation                   1,934    1,496
Other                            215      257
                            -------- --------
                               2,149    1,753
                            -------- --------

Net deferred tax assets     $ 25,770 $ 12,360
                            ======== ========

Although realization of the deferred tax assets is not assured, the company believes that it is more likely than not that all of the deferred tax assets will be realized.


At June 30, 1997, the company had federal net operating loss carryforwards of approximately $14.5 million to offset future taxable income. These net operating loss carryforwards expire in the year 2012. The company also has various tax credit carryforwards of approximately $1.5 million. The majority of the tax credits consists of alternative minimum tax credits ($1.1 million) which can be carried forward indefinitely.


12.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Substantially all of the buildings occupied by the company are occupied under operating leases which expire in one to eleven years. Certain of these leases contain escalation clauses. Total lease expense for the three years ended June 30, 1997, 1996 and 1995 was $3,405,000, $2,919,000 and $2,915,000, respectively.
Lease commitments which are payable by the company, exclusive of property taxes, will be due as follows: 1998 - $3,148,000; 1999 - $2,403,000; 2000 - $1,526,000;
2001 - $847,000; 2002 - $838,000; 2003 and thereafter - $3,033,000.

Discontinued operations have lease commitments of approximately $10.3 million of which the company has reserved $7.4 million for non-utilized facilities. The balance represents current lease obligations due over a six-year period.


CONTINGENT LIABILITIES
On November 9, 1995, and December 12, 1995, two putative class action lawsuits were filed in the United States District Court for the Northern District of California. The plaintiffs in these two cases, which have been consolidated, purport to represent a class of all persons who purchased common stock of the company between September 6, 1994, and June 29, 1995 (the class period). Named as defendants are the company and certain of its former executive officers. The Complaints allege that defendants violated various federal securities laws through material misrepresentations and omissions during the class period. Defendants filed motions to dismiss the complaints, which the court granted on April 19, 1996, with leave to amend. Plaintiffs filed an amended consolidated complaint and in August 1996 defendants filed a motion to dismiss that complaint. On November 1, 1996, the motion to dismiss was denied. Although the ultimate outcome of these proceedings cannot be determined, the company believes that it has meritorious defenses to the claims alleged in these lawsuits and intends to defend the actions vigorously.

The company is subject to other legal proceedings and claims that arise in the normal course of its business. The company believes these proceedings will not have a material adverse effect on the financial position or results of operations of the company.

REPORT OF ERNST AND YOUNG LLP,  INDEPENDENT AUDITORS   CALIFORNIA MICROWAVE INC.

The Board of Directors and Stockholders
California Microwave, Inc.

We have audited the accompanying consolidated balance sheets of California Microwave, Inc. at June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of California Microwave, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



Palo Alto, California
August 7, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         CALIFORNIA MICROWAVE, INC.


Statements made below and elsewhere in this Annual Report that are not historical facts, including any statements about expectations for fiscal year 1998 and beyond, involve risks and uncertainties. Factors that could cause the company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, delays in the receipt of orders or in the shipment of products, delays in the disposal of discontinued operations and other factors referred to under "Information Regarding Forward Looking Statements" in the company's Form 10-K Annual Report for its fiscal year ended June 30, 1997, and in the company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


Overview

In December 1996, California Microwave, Inc. initiated a comprehensive business review that culminated in a June 1997 decision to divest its Satellite Transmission Systems (STS) and Microwave Networks (MN) business units. The company decided to focus on maintaining and expanding product areas where it has earned leading market share positions. Retained businesses include satellite communications products and up-link services, terrestrial video and data radio, and information collection, analysis and communication systems. In each of these areas, California Microwave supplies differentiated capital equipment and services incorporating radio technologies.

The STS and MN businesses are accounted for as discontinued operations in the accompanying consolidated financial statements. Accordingly, the discussion that follows this overview section concerns only the results of continuing operations. The 1996 and 1995 amounts have been reclassified to conform to this presentation.

During the second and third quarters of fiscal 1997, the company recorded $39.3 million of inventory write-downs and other charges and $7.8 million of restructuring charges. Of the combined $47.1 million of charges, $7.1 million related to continuing operations and $39.9 million was attributable to STS and MN. The charges for continuing operations are discussed under Gross Margin and Marketing and Administration Expenses.

Net sales from discontinued operations were $170.3 million, $220.7 million and $251.5 million in fiscal 1997, 1996 and 1995, respectively, representing decreases of 13% in 1996 and 23% in 1997. These declines were due to the impact of increased competition, delays in new product introduction, loss of key staff, and, in the case of MN, significant disruption from efforts to integrate operations from three divisions with overlapping products and markets. Net loss from discontinued operations was $51.0 million, $1.7 million and $22.9 million in 1997, 1996 and 1995, respectively. The 1997 loss (net of income tax benefit) included write-off of purchased intangible assets ($14.4 million), write-down of excess and obsolete inventory ($16.2 million), reserves for contract losses, warranty and bad debts ($5.4 million), and restructuring charges ($5.2 million). In addition, $8.4 million was provided for the estimated losses, fees and expenses associated with the divestiture process.

The 1995 loss from discontinued operations after income tax benefit was $22.9 million and included $13.5 million of restructuring charges and $10.8 million of reserves, principally for a loss contract at TTS, a part of MN.

COMPARISON OF FISCAL YEARS 1997, 1996, AND 1995

The following table sets forth, for continuing operations and for the periods indicated, certain income and expense items expressed as a percentage of total sales:

                                      1997     1996     1995
                                     ------   ------   ------
Net sales                            100.0%   100.0%   100.0%
Gross margin                          28.6%    34.1%    37.4%
Research and development               7.2%     6.9%     6.1%
Marketing and administration          18.1%    16.1%    18.2%
Amortization of intangible
   assets                              0.5%     0.6%     0.6%
Restructuring charges                                    0.7%
Operating income                       2.8%    10.5%    11.7%
Interest expense, net                  2.3%     1.8%     1.8%
Gain on sale of subsidiary            -1.1%
Income from continuing
  operations before income taxes       1.5%     8.7%    10.0%
Income from continuing
  operations                           1.0%     5.6%     6.9%



BOOKINGS AND BACKLOG Bookings from continuing operations were $248.1 million, $217.5 million and $214.0 million in fiscal 1997, 1996 and 1995, respectively, representing year-to-year increases of 14% in 1997 and 2% in 1996.

Bookings increased in each major product and market sector in 1997. The three areas generating most of this increase were satellite modem and transceiver products, radio for data communications in developing countries, and information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                             CALIFORNIA MICROWAVE, INC.

collection and communication systems. By product area, bookings were up 17% in satellite communications, up 6% in radio products and up 19% in information collection and communications. By market sector, bookings increased by 17% in both international and U.S. government markets, and by 8% in U.S. commercial markets. Major factors contributing to these increases were the successful introduction of new satellite modem and transceiver products, a significant radio order from Brazil for lottery communications and the addition of new radar sensors to the U.S. Army Airborne Reconnaissance Low (ARL) program.

Bookings in 1996 compared to 1995 increased in the radio and satellite communications product areas and in the U.S. commercial sector, and decreased in the other categories. Over the two year period, bookings increased in each major product and market sector, with the largest growth in radio and satellite communications products and in the U.S. commercial market.

Backlog was $91.1 million, $97.1 million and $110.5 million at June 30, 1997, 1996, and 1995, respectively, representing decreases of 6% in 1997 and 12% in 1996. The proportion of such backlog that was expected to be delivered within 12 months was 95%, 95% and 70% as of the end of 1997, 1996 and 1995, respectively.


NET SALES Net sales from continuing operations were $254.2 million, $240.0 million and $216.4 million in fiscal 1997, 1996, and 1995, respectively, representing year-to-year increases of 6% in 1997 and 11% in 1996.

The company operates in one industry -- the manufacture of electronics equipment for wireless communications, including telephone, data, control, detection, ranging and surveillance. A breakdown of sales by product class and by market sector for the last three years is shown below. Satellite communications includes ground equipment and uplink services for satellite communications. Radio products includes point-to-multipoint and point-to-point radios and components used in radios. Information collection and communications includes systems which collect and analyze radio, optical, infrared and radar data and equipment providing information protocol processing and gateway communications.

                                      In Millions
                             --------------------------
                                1997     1996     1995
                             -------- -------- --------
Satellite communications     $   85.7 $   91.5 $   79.8
Radio products                   76.9     69.8     70.8
Information collection and
   communications                91.6     78.7     65.8
                             -------- -------- --------
                             $  254.2 $  240.0 $  216.4
                             ======== ======== ========
International                $   72.9 $   72.7 $   59.4
U.S. Commercial                  75.6     72.2     65.5
U.S. Government                 105.7     95.1     91.5
                             -------- -------- --------
                             $  254.2 $  240.0 $  216.4
                             ======== ======== ========


In 1997, sales increased 16% and 10% in the information collection and communications and radio product areas, respectively, offsetting a 6% decrease in satellite products. The increase in information collection and communications sales was driven by record bookings for strategic intelligence projects and funding for new ARL program sensors. Management does not foresee comparable sales increases from this area in fiscal 1998. The major factor in the radio product increase was the growing need for data communications in developing countries. The decrease in satellite communications was due to a 5-10% decline in prices for satellite modems and transceivers, and the fact that new, lower cost modem products introduced in 1997 have lower average sales prices. Because of the continuing growth in unit shipments, record 1997 bookings and customer acceptance of new products, management believes that satellite communications will be the company's fastest growing area in fiscal 1998.

Sales increased in each market sector in 1997, with 75% of the growth generated by sales to U.S. government customers, reflecting record sales into long-term programs in information collection, analysis and communications. International sales were level in 1997 as increased sales into Latin America and Middle East/Africa were offset by decreases in Asia/Pacific and Canada. Due to the growing need for information technology bandwidth, management believes that a large majority of 1998's sales growth will come from commercial markets. The company's international sales are generally denominated in U.S. dollars. During the three years ended June 30, 1997, fluctuations of currency exchange rates did not have a material effect on the company's results of operation.

Sales increased in all major product and market sectors, except radio products, in 1996. The two areas generating most of this increase were satellite product sales into developing countries and expansion of the company's role in the ARL program. Radio product sales were even due to completion of a U.S. government program which contributed heavily to 1995 sales.

Reported sales exclude sales by continuing California Microwave businesses to STS and MN, principally satellite products, of $8.3 million, $10.8 million and $12.0 million in 1997, 1996 and 1995, respectively.

The only customer that accounted for more than 10% of sales in 1997, 1996 or 1995 was the U.S. government. The company's sales to all departments and agencies of the U.S. government represented 41%, 40% and 42% of total sales in 1997, 1996 and 1995, respectively.


GROSS MARGIN   Gross margin from continuing operations was $72.8 million, $81.9 million and $80.9 million in fiscal 1997, 1996 and 1995, respectively, representing a decrease of 11% in 1997 and an increase of 1% in 1996. Gross margin as a percentage of sales was 28.6%, 34.1% and 37.4% in 1997, 1996 and 1995, respectively. The gross margin in 1997 includes $6.6 million of charges to cost of sales in December 1996 for the write-down of satellite and radio product inventories to amounts expected to be realized. Excluding these charges, the 1997 gross margin would have been 31.2%. The major reason for the decrease in gross margin in 1997, excluding the inventory write-down, was the reduction in average prices for satellite modems and transceivers and video broadcast radios. Management expects that the company's gross margin will rebound in fiscal 1998 due to the impact of new, lower cost satellite modems and transceivers, and a higher mix of satellite product sales, which earn higher margins.

Gross margin as a percent of sales decreased in 1996 compared to 1995 principally due to a change in sales mix from higher margin radio products to lower margin information collection and communication systems.


RESEARCH AND DEVELOPMENT EXPENSES   Research and development expenses from
continuing operations were $18.2 million, $16.6 million and $13.2 million in fiscal 1997, 1996 and 1995, respectively, representing year-to-year increases of 10% in 1997 and 26% in 1996. Research and development expenses as a percentage of sales were 7.2%, 6.9% and 6.1% in 1997, 1996 and 1995, respectively. Almost 90% of the research and development expense in each year represented investment in new radio and satellite products and associated software. The company expects that research and development expense as a percentage of sales will remain in the 7% of sales range as it focuses its efforts on developing the products that will provide unique radio-based solutions to the growing shortage of bandwidth for digital data and digital video.


MARKETING AND ADMINISTRATION EXPENSES   Marketing and administration expenses
from continuing operations were $46.1 million, $38.7 million and $39.5 million in 1997, 1996 and 1995, respectively, representing a year-to-year increase of 19% in 1997 and a 2% decrease in 1996. Marketing and administration expenses as a percentage of sales were 18.1%, 16.1% and 18.2% in 1997, 1996 and 1995, respectively. Included in these expenses for the second quarter of fiscal 1997 were approximately $1.3 million of severance charges for the company's former chief executive officer. Other significant factors in the 1997 increase were the expenses of the class action lawsuit, the hiring of a new chief executive officer and the establishment of corporate sales offices in Beijing and Singapore. Management expects that marketing and administration expenses, as a percentage of sales, will be lower in fiscal 1998.

AMORTIZATION OF INTANGIBLE ASSETS   Amortization expense associated with
intangible assets in the continuing businesses was $1.4 million in 1997 and 1996, and $1.3 million in 1995.

RESTRUCTURING CHARGES   In June 1995, the company recorded restructuring charges
of $1.5 million for continuing operations. These charges reflect the cost of facility consolidations.

INTEREST EXPENSES Net interest expense was $5.9 million, $4.3 million and $3.8 million in 1997, 1996 and 1995, respectively. The significant increase in net interest expense in 1997 reflects the need for the company to borrow against its credit lines to fund operations and capital expenditures throughout the company, including the discontinued operations. No interest expense has been allocated to the discontinued operations. In fiscal 1997, negative cash flow from discontinued operations, including the impact of investing activities, was approximately $20 million. This offset an approximately $21 million positive cash flow, including the impact of investing activities, from continuing operations.

GAIN ON SALE OF SUBSIDIARY   During fiscal 1997, the company recognized a $2.7
million gain from the sale of its Digital Radio Technology subsidiary.

PROVISION FOR INCOME TAXES   The provision for income taxes was $1.3 million,
$7.5 million and $6.5 million in 1997, 1996 and 1995, respectively. The effective tax rate was 33%, 36% and 30% for such years. The variation in tax

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CALIFORNIA MICROWAVE, INC.

rates is principally the effect of tax credits and other permanent items on lower total tax provisions.

At June 30, 1997, the company had refundable income taxes of $10.1 million and a cumulative net deferred tax asset of $25.8 million that will be available to reduce payments on future federal and state tax liabilities. Management believes it is more likely than not that the asset will be realized based on the company's operating history in its continuing operations and projected future results. Management expects to receive the income tax refund prior to December 1997 and intends to utilize the deferred tax assets associated with the discontinued operations to reduce the need to make income tax payments in fiscal 1998.


LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1997, the company had working capital of $111.5 million, including cash and cash equivalents of $5.0 million, compared to working capital of $141.5 million, including cash and cash equivalents of $4.6 million, at June 30, 1996.


Net cash provided by continuing operating activities was $25.4 million, $0.5 million and $26.2 million in 1997, 1996 and 1995, respectively. In 1997, cash was principally provided by operating profit, depreciation and an increase in accounts payable. Cash flow was low in 1996 as increases in accounts receivable and inventory, and a reduction in accrued liabilities offset the favorable impact of profitable operations.

Days receivable in the continuing operations at June 30, 1997 were approximately 46 days compared to 52 days at June 30, 1996 and June 30, 1995. This improvement includes the impact of discounting insured receivables. Beginning in June 1996, the company has sold certain qualified export receivables to a bank. These receivables are insured for 95% of their value and the company retains the risk for the remaining uninsured 5%. At June 30, 1997, the outstanding balance of sold and uncollected receivable balances was approximately $15.7 million, of which $8.7 million relates to discontinued operations. Average inventory turns were 3.6, 3.5 and 4.0 in 1997, 1996 and 1995, respectively. Inventories increased in all major product areas in 1997.

The company's investing activities in the continuing businesses included capital expenditures of $7.1 million, $16.9 million and $7.6 million in 1997, 1996 and 1995, respectively. In 1996, a portion of this investment was offset by receipt of $4.8 million for the sale and lease-back of the company's Tempe, Arizona facility. In 1997, the company received proceeds of $3.5 million from the sale of its Digital Radio Technology subsidiary. In 1995, the company made a final payment of $9.6 million related to the acquisition of Microwave Radio Corporation. Total cash used in investing activities in the continuing businesses was $4.4 million, $13.3 million and $21.4 million in 1997, 1996 and 1995, respectively.

The company's principal financing activities in 1997 were receipts of $4.5 million from sale of the company's common stock under on-going stock plans and repayment of $4.8 million of debt. Sales of the company's common stock were $3.6 million in 1996 and $5.2 million in 1995. In 1996, the company borrowed $10.5 million from its bank credit facilities and $1.1 million from the state of New York. The latter loan was associated with expansion of the company's Rochester, New York facility. In 1995, the company repaid $3.4 million of notes payable acquired in the acquisition of MNI.

The company has available a committed asset-based bank credit facility totaling $40 million. The facility is secured by the company's accounts receivable, inventory, intangible assets and capital equipment not previously encumbered. The facility expires in June 2000. Availability is calculated daily based on a formula of eligible accounts receivable. The facility requires a 0.25% annual commitment fee and interest rates for borrowings will not exceed the bank's reference rate plus 1%. At June 30, 1997, there were $6.0 million of borrowings and $16.1 million of standby letters of credit and bank guarantees outstanding under this facility. The calculated availability at June 30, 1997 was approximately $37 million, leaving $15 million of available credit. Over 90% of the standby letters of credit and bank guarantees relate to discontinued operations. At June 30, 1997, the company was not in compliance with certain covenants of its bank and other debt agreements. These lenders have waived such non-compliance and amended such covenants as necessary to bring the company into compliance at June 30, 1997. The company expects to negotiate amendments to its debt agreements following the disposition of the discontinued operations.

The company believes that its current cash position, funds generated from operations, anticipated income tax refunds and funds available from its credit facility will be adequate to meet the company's requirements for working capital, capital expenditures and debt service for the foreseeable future.

SELECTED FINANCIAL DATA (UNAUDITED)                   CALIFORNIA MICROWAVE, INC.

Five years ended June 30, 1997
(Dollars in thousands, except per share amounts)
------------------------------------------------

                                                 1997(A)(B)        1996       1995(C)(D)      1994(E)         1993
                                                 ---------     ----------     ---------     -----------    -----------

OPERATIONS:
Net sales                                        $ 254,161     $   239,964    $ 216,419     $   180,379    $   142,896
Operating income                                     7,042          25,186       25,380          25,567         15,251
Income from continuing operations                    2,579          13,358       15,029          14,968          8,871
Net income (loss) (H)                              (56,766)         11,623       (7,895)         16,598         13,705
Income from continuing operations per share           0.16            0.82         0.93            0.94           0.66
Net income (loss) per share (H)                  $   (3.50)    $      0.72    $   (0.51)    $      1.04    $      1.02
Average shares and equivalents                      16,333          16,200       16,231          15,890         13,380

PERCENT OF SALES:
Gross margin                                          28.6%          34.1%        37.4%           38.4%          35.6%
Operating income                                       2.8%          10.5%        11.7%           14.2%          10.7%
Income from continuing operations                      1.0%           5.6%         6.9%            8.3%           6.2%
Net income (loss) (H)                                (22.3%)          4.8%        (3.6%)           9.2%           9.6%
Return on average assets                               N/M            4.1%         N/M             7.8%           9.1%
Return on average stockholders' equity                 N/M            7.2%         N/M            11.6%          12.8%

FINANCIAL POSITION:
Total assets                                     $ 266,373     $   292,375    $ 280,495     $   261,630    $   164,809
Long-term debt (excluding current portion)          72,301          77,133       69,721          72,533          3,060
Debt to capitalization (F)                             .38             .31          .31             .32            .02
Stockholders' equity per share                   $    7.19     $     10.60    $    9.78     $     10.13    $      8.86
Ratio of earnings to fixed charges(G)                  N/M            4.02         N/M             6.88           6.78

Other (continuing operations only):
Year-end backlog                                 $  91,082     $    97,108    $ 110,518     $   112,549    $    87,816
Year-end employees                                   1,412           1,359        1,112             947            824
Year-end facilities (thousands of square feet)         515             544          421             429            396


(A) In June 1997 the company approved a plan to dispose of Microwave Networks
    (MN), a business unit combining Microwave Networks, Inc. (MNI), TeleSciences Transmission Systems (TTS) and the radio products of Microwave Radio Corporation ( MRC) and Satellite Transmission Systems ( STS). These units are being accounted for as discontinued operations for all periods.

(B) In fiscal 1997, the company recorded approximately $47.1 million of restructuring, inventory and other charges, of which $39.9 million is included in discontinued operations. In addition, the company expensed $17.9 million of unamortized purchase intangibles associated with MN and STS and accrued losses on disposal of discontinued operations of $12.5 million.

(C) In May 1995, the company acquired MNI for 3,475,000 shares of the company's common stock and options to acquire common stock. The acquisition was accounted for as a pooling of interests.

(D) In fiscal 1995, the company recorded approximately $36.4 million of restructuring and other charges, of which $34.9 million is included in discontinued operations.

(E) In October 1993, the company acquired substantially all the assets and certain of the liabilities of TTS for $23.7 million in cash. The acquisition was accounted for as a purchase transaction.

(F) Debt to capitalization is year-end debt divided by year-end debt plus stockholders' equity.

(G) The ratio of earnings to fixed charges is income before income taxes plus fixed charges divided by fixed charges.

(H) Includes discontinued operations.


N/M Not meaningful

FINANCIAL RESULTS BY FISCAL QUARTER (UNAUDITED)       CALIFORNIA MICROWAVE, INC.



                                                                                Earnings (Loss) Per Share
                                                                           ------------------------------------
                               Income (Loss)    Income (Loss)      Net                                  Net
Fiscal                Gross  from Continuing  from Discontinued   Income   Continuing   Discontinued   Income
Quarter   Sales      Margin     Operations       Operations       (Loss)   Operations   Operations     (Loss)
-------   -----    --------------------------------------------------------------------------------------------
                                 (In thousands, except per share amounts)
1997
Q1      $ 61,777     $18,277     $   990          $ (2,863)     $ (1,873)    $ 0.06      $ (0.18)      $(0.12)
Q2        62,754      12,371      (2,828)          (22,567)      (25,395)     (0.18)       (1.40)       (1.57)
Q3        58,559      18,362       1,855            (7,859)       (6,004)      0.11        (0.48)       (0.37)
Q4        71,071      23,747       2,562           (26,056)      (23,494)      0.16        (1.59)       (1.44)
-------------------------------------------------------------------------------------------------------------
        $254,161     $72,757     $ 2,579          $(59,345)     $(56,766)    $ 0.16      $ (3.66)      $(3.50)
=============================================================================================================
1996
Q1      $ 58,044     $19,944     $ 3,222          $  1,885      $  5,107     $0.20       $ 0.12        $ 0.31
Q2        61,564      21,125       4,370              (722)        3,648      0.27        (0.04)         0.23
Q3        56,534      19,788       3,005            (1,680)        1,325      0.19        (0.10)         0.08
Q4        63,822      21,065       2,761            (1,218)        1,543      0.17        (0.08)         0.10
-------------------------------------------------------------------------------------------------------------
        $239,964     $81,922     $13,358          $ (1,735)     $ 11,623     $0.82       $(0.11)       $ 0.72
=============================================================================================================

FISCAL 1997 SPECIAL CHARGES

Special charges affecting the 1997 quarterly data were as follows:

(1) Second-quarter gross margin was reduced by $6.6 million due to inventory charges related to continuing operations. Similarly, income from continuing operations was reduced by $4.8 million ($7.1 million pre-tax).

(2) Discontinued operations incurred the following charges on an after-tax basis:

    (a) $26.7 million in the second quarter for inventory and other special charges.

    (b) $5.2 million in the third quarter for restructuring charges.

    (c) $14.4 million in the fourth quarter for write-downs of purchased intangible assets and $8.4 million for estimated loss on disposal of discontinued operations.


STOCK AND QUARTERLY DATA (UNAUDITED)

California Microwave, Inc. has one series of common stock, $0.10 par value common stock. Holders of common stock have full voting rights and have the right to cumulate votes for the election of directors. California Microwave follows the policy of reinvesting all earnings to finance expansion of its business and has paid no cash dividends. No change in this policy is contemplated in the foreseeable future. At June 30, 1997, the number of California Microwave shareholders totaled approximately 13,500, of whom approximately 2,000 were holders of record. California Microwave stock is traded in the Nasdaq Stock Market, is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (Nasdaq National Market) under the trading symbol CMIC, and is listed in the Wall Street Journal and in other newspapers. The following table sets forth for the fiscal periods indicated the high and low stock prices.


STOCK PRICES BY QUARTER FISCAL YEARS 1997 AND 1996

1997      Q1        Q2         Q3         Q4
-----     ------    ------     -------    -------
High      15 5/8    18 1/4     19         15
Low       11 7/8    12 5/8     13 9/16    11 3/4

1996      Q1        Q2         Q3         Q4
-----     ------    ------     -------    -------
High      32 1/2    25 1/4     20 3/4     20 1/4
Low       23 1/2    16 1/4     13 1/2     14 7/8
