Form 10-K405, Exhibit 13
period 1998-06-30
CALIFORNIA MICROWAVE INC
filed 1998-09-28
CIK 16357

                                                                      EXHIBIT 13

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF OPERATIONS                 CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

(Dollars in thousands, except per share data)

-----------------------------------------------------------------------------------------------------------------
YEARS ENDED JUNE 30,                                                       1998             1997             1996
-----------------------------------------------------------------------------------------------------------------
REVENUE                                                               $ 269,189        $ 254,161        $ 239,964
Costs of revenue                                                        187,908          181,404          158,042
                                                                      ---------        --------------------------
Gross margin                                                             81,281           72,757           81,922
                                                                      ---------        --------------------------
Expenses:

Research and development                                                 20,046           18,214           16,608
Sales, marketing and administration                                      50,432           46,107           38,747
Amortization of intangible assets                                         1,377            1,394            1,381
Restructuring and other charges                                           4,585               --               --
                                                                      ---------        --------------------------
Total expenses                                                           76,440           65,715           56,736
                                                                      ---------        --------------------------
Operating income                                                          4,841            7,042           25,186
Interest expense                                                         (4,468)          (5,944)          (4,314)
Interest income                                                             819                5               --

Gain on sale of business units                                            6,290            2,744               --
                                                                      ---------        --------------------------
Income from continuing operations before income taxes                     7,482            3,847           20,872
Provision for income taxes                                                  183            1,268            7,514

Income from continuing operations                                         7,299            2,579           13,358

Discontinued operations:

         Loss from discontinued operations, net of income taxes              --          (50,974)          (1,735)
         Loss on disposal, net of income taxes                          (15,059)          (8,371)              --
                                                                      ---------        --------------------------
                                                                        (15,059)         (59,345)          (1,735)

Net income (loss)                                                     $  (7,760)       $ (56,766)       $  11,623
                                                                      =========        ==========================
Basic earnings (loss) per share:

         Income from continuing operations                            $     .45        $     .16        $     .84
         Loss from discontinued operations                                 (.92)           (3.66)            (.11)

         Net income (loss)                                            $    (.47)       $   (3.50)       $     .73
                                                                      =========        ==========================
Weighted average common shares outstanding                               16,363           16,226           15,912

Diluted earnings (loss) per share:

         Income from continuing operations                            $     .44        $     .16        $     .82
         Loss from discontinued operations                                 (.90)           (3.63)            (.11)
                                                                      ---------        --------------------------
         Net income (loss)                                            $    (.47)       $   (3.48)       $     .72
                                                                      =========        ==========================
Weighted average common shares and common
  equivalent shares outstanding                                          16,640           16,333           16,200


See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS                           CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

(Dollars in thousands, except per share data)

------------------------------------------------------------------------------------------------------
                                                                              JUNE 30          JUNE 30
                                                                                 1998             1997
------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:

         Cash and cash equivalents                                          $  23,974        $   4,974
         Short-term investments                                                 2,636            2,097
         Accounts receivable, less allowance for doubtful
           accounts of $1,166 in 1998 and $943 in 1997                         47,627           35,701
         Inventories                                                           37,562           50,353
         Refundable income taxes                                                   --           10,085
         Deferred income taxes                                                 15,714           18,359
         Prepaid expenses                                                         771            1,391
         Net current assets of discontinued operations                             --           60,604
                                                                            --------------------------
                  Total current assets                                        128,284          183,564
                                                                            --------------------------
Property, plant and equipment, net                                             25,388           22,812
Intangible assets of businesses acquired, net                                  27,887           29,488

Deferred income taxes                                                          16,448            7,411
Other assets                                                                    3,698            4,046

Net long-term assets of discontinued operations                                    --           19,052
                                                                            --------------------------
                                                                            $ 201,705        $ 266,373
                                                                            ==========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:

         Current portion of long-term debt                                  $     352        $     333
         Accounts payable                                                      18,535           26,681
         Accrued liabilities                                                   36,017           45,044
                                                                            --------------------------
                  Total current liabilities                                    54,904           72,058
                                                                            --------------------------
Long-term debt                                                                  2,748            9,101
Convertible subordinated notes                                                 57,500           63,200

Other long-term liabilities                                                     2,000            3,990

Commitments and contingencies

SHAREHOLDERS' EQUITY:

         Common stock, $0.10 par value, 29,200,000 shares authorized;
           16,629,031 shares issued (16,406,473 shares in 1997)                 1,663            1,641

         Capital in excess of par value                                        95,673           93,249
         Treasury stock, 1,285,080 shares held in
             treasury, (no shares in 1997)                                    (27,831)              --
             Retained earnings                                                 15,048           23,577
         Unamortized restricted stock plan expense                                 --             (443)
                                                                            --------------------------
                  Total shareholders' equity                                   84,553          118,024
                                                                            --------------------------
                                                                            $ 201,705        $ 266,373
                                                                            ==========================


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY       CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

Three years ended June 30, 1998

--------------------------------------------------------------------------------------------------------------
(Dollars in thousands)


                                                                        CAPITAL
                                                COMMON STOCK       IN EXCESS OF       TREASURY       RETAINED
                                          SHARES          AMOUNT      PAR VALUE          STOCK       EARNINGS
--------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995              15,718,872        $  1,572        $84,034             --        $68,720

Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans               312,176              31          4,754
Net income                                                                                             11,623
                                      ------------------------------------------------------------------------
Balance at June 30, 1996              16,031,048           1,603         88,788             --         80,343
                                      ------------------------------------------------------------------------
Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans               375,425              38          4,461
Net loss                                                                                              (56,766)
                                      ------------------------------------------------------------------------
Balance at June 30, 1997              16,406,473           1,641         93,249             --         23,577
                                      ------------------------------------------------------------------------

Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans               222,558              22          2,424
Treasury stock purchases
  (1,595,500 shares)                                                                   (34,104)

Common stock issued from
  treasury shares (310,420 shares)                                                       6,273           (769)
Net loss                                                                                               (7,760)
                                      ------------------------------------------------------------------------
Balance at June 30, 1998              16,629,031        $  1,663        $95,673       $(27,831)       $15,048
                                      ========================================================================


----------------------------------------------------------------
                                     UNAMORTIZED
                                      RESTRICTED    TOTAL SHARE-
                                      STOCK PLAN         HOLDERS'
                                         EXPENSE          EQUITY
----------------------------------------------------------------
Balance at June 30, 1995                   $(462)       $153,864

Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans                  (260)          4,525
Net income                                                11,623
                                     ---------------------------
Balance at June 30, 1996                    (722)        170,012
                                     ---------------------------
Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans                   279           4,778
Net loss                                                 (56,766)
                                     ---------------------------
Balance at June 30, 1997                    (443)        118,024
                                     ---------------------------

Common stock issued under:
  Stock option, restricted stock
  and stock purchase plans                   443           2,889
Treasury stock purchases
  (1,595,500 shares)                                     (34,104)

Common stock issued from
  treasury shares (310,420 shares)                         5,504
Net loss                                                  (7,760)
                                     ---------------------------
Balance at June 30, 1998                      --        $ 84,553
                                     ===========================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                 CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

(Dollars in thousands)

------------------------------------------------------------------------------------------------------------------

YEARS ENDED JUNE 30,                                                          1998            1997            1996
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Income from continuing operations                                         $  7,299        $  2,579        $ 13,358
         Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:
         Gain on sale of business units                                     (6,290)         (2,744)             --
         Depreciation and amortization                                       9,285           8,064           5,789
         Amortization of intangible assets                                   1,377           1,394           1,381

         Benefit for previously reserved income tax deductions              (2,500)             --              --
         Deferred income taxes                                               2,847           2,096           5,577

         Debt issuance costs                                                   286             378             210
Net effect of changes in:
         Accounts receivable                                               (13,446)            520          (4,270)
         Income tax refund                                                  10,085              --              --
         Inventories                                                        10,280            (414)        (10,393)
         Prepaid expenses                                                     (287)           (209)           (907)
         Accounts payable                                                   (6,720)         11,672           3,093

         Other assets, accrued liabilities and
           other long-term liabilities                                       7,125           2,024         (13,388)
----------------------------------------------------------------------------------        ------------------------
Net cash provided by continuing operations                                  19,341          25,360             450
Net cash provided by (used in) discontinued operations                          --         (21,384)         11,686
----------------------------------------------------------------------------------        ------------------------
Net cash provided by operating activities                                   19,341           3,976          12,136

INVESTING ACTIVITIES

Capital expenditures                                                       (10,421)         (7,141)        (16,907)
Proceeds from sale of discontinued operations                               58,498              --              --
Proceeds from sale of business units and assets                              8,228           3,551           4,833
Other                                                                       (1,459)           (766)         (1,218)
----------------------------------------------------------------------------------        ------------------------
Net cash provided by (used in) continuing
    operations investing activities                                         54,846          (4,356)        (13,292)
Net cash provided by (used in) discontinued
    operations investing activities                                        (16,595)          1,336         (11,052)
----------------------------------------------------------------------------------        ------------------------
Net cash provided by (used in) investing activities                         38,251          (3,020)        (24,344)
----------------------------------------------------------------------------------        ------------------------
FINANCING ACTIVITIES

Payments on long-term debt                                                    (334)           (325)           (328)
Net borrowings (repayments) under bank
    credit facilities                                                       (6,000)         (4,500)         10,500
Repayments of subordinated notes                                            (5,700)             --              --
Borrowings of long-term debt                                                    --              --           1,124
Purchases of treasury stock                                                (34,104)             --              --
Issuance of common stock                                                     7,546           4,483           3,589
----------------------------------------------------------------------------------        ------------------------
Net cash provided by (used in) continuing
    operations financing activities                                        (38,592)           (342)         14,885
Net cash used in discontinued operations
    financing activities                                                        --            (200)           (100)
----------------------------------------------------------------------------------        ------------------------
Net cash provided by (used in) financing
    activities                                                             (38,592)           (542)         14,785
----------------------------------------------------------------------------------        ------------------------
Net increase in cash and cash equivalents                                   19,000             414           2,577
Cash and cash equivalents at beginning of year                               4,974           4,560           1,983
----------------------------------------------------------------------------------        ------------------------
Cash and cash equivalents at end of year                                  $ 23,974        $  4,974        $  4,560
==================================================================================        ========================
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:

         Interest                                                         $  3,868        $  5,874        $  4,247
         Income taxes                                                           --              --           2,353

Supplemental Disclosure of Non-Cash Discontinued
    Operating Activities:
         Purchased intangibles written off                                      --          17,939              --
         Accrued loss on disposal of discontinued
             operations                                                      5,064          12,538              --

Supplemental Disclosure of Non-Cash Investing
    and Financing Activities:
Tax benefit of stock options exercised                                         769             118             687



See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of California Microwave, Inc. and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES; RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining the collectibility of accounts receivable, warranty costs, inventory realization, profitability on long-term contracts, accounting for income taxes, restructuring reserves, recoverability of property, plant and equipment, recoverability of purchased intangibles, amounts to be realized on a sale of discontinued operations, and contingencies. Actual results could differ from estimates.

FISCAL YEAR

During fiscal 1998, the Company changed its fiscal year end to June 30 from a 52-53 week fiscal year ending on the Saturday closest to June 30. For clarity, all fiscal periods are reported on a calendar month end. This change did not have a significant impact on the Company's consolidated financial statements.

REVENUE RECOGNITION, RECEIVABLES AND CREDIT RISK

Product revenue is generally recognized upon shipment. Revenue on certain long-term contracts is recognized upon completion of project milestones, which are generally contract line items.

The Company generally requires no collateral prior to shipment, but does require letters of credit denominated in U.S. dollars from its international customers. The Company also maintains a credit insurance program to insure international receivables where a confirmed letter of credit may neither be cost effective nor available. Additionally, from time to time the Company sells certain insured international receivables, without recourse, at prevailing discount rates.

In fiscal 1998, 1997 and 1996, the Company provided $719,000, $465,000, and $177,000 for its allowance for doubtful accounts.

INVENTORIES AND COST OF PRODUCTS SOLD

Inventories are stated at the lower of cost (which approximates first-in, first-out) or market. Project inventories on certain long-term contracts are charged to cost of revenue at the time revenue is recognized, based on the estimated total manufacturing costs and total contract prices under each contract. A loss on a contract is provided when such a loss becomes probable and determinable.

As of June 30, inventory was comprised of the following:

---------------------------------------------------------------
(Dollars in thousands)                      1998          1997
                                         ---------------------
Projects in process                      $12,474       $ 7,795
Less: Progress billings                      622         1,938
                                         ---------------------
                                          11,852         5,857
Work-in process and finished goods         8,766        21,915
Raw materials                             16,944        22,581
                                         ---------------------
                                         $37,562       $50,353
                                         =====================

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are carried at cost, which approximates market, and consist of highly liquid investments with original maturities of 90 days or less. Short-term investments consist of money market instruments, investments in municipal bonds and mutual funds with carrying values which approximate their market values. The Company has not experienced losses from these investments.

FOREIGN CURRENCY EXCHANGE CONTRACTS

The majority of the Company's revenue is denominated in U.S. dollars. The Company is engaged in minimal foreign currency hedging activity. No foreign currency exchange contracts were outstanding at June 30, 1998 or 1997, and the net currency gains and losses have not been material.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets.

As of June 30, property, plant and equipment consisted of the following:



(Dollars in thousands)
-----------------------------------------------------------------------------
                                          Life
                                       (in years)         1998          1997
-----------------------------------------------------------------------------
Land                                                   $   449       $   449
Buildings                                     40         3,135         3,135
Machinery and equipment                     3-10        36,239        27,074
Office and computer equipment                3-7        17,152        17,906
Leasehold improvements                Lease term         3,490         4,345
Vehicles                                       5           409           551
                                                       ---------------------
                                                        60,874        53,460

Less: accumulated depreciation and
  amortization                                          35,486        30,648
                                                       ---------------------
                                                       $25,388       $22,812
                                                       =====================

Included in other assets at June 30, 1998, is approximately $456,000 of test equipment to be completed and placed in service. Depreciation and amortization expense on property, plant and equipment was $8.8 million, $7.9 million, and $5.6 million for the fiscal years 1998, 1997 and 1996.

INTANGIBLE ASSETS OF BUSINESSES ACQUIRED

The excess of purchase price over the fair value of net tangible assets acquired is amortized on a straight line basis over periods of five to 30 years. The carrying value of this excess purchase price is reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the excess purchase price is not recoverable, the Company's carrying value is reduced appropriately. In the fourth quarter of fiscal 1997, upon reviewing the carrying value of the purchased intangible assets of the two discontinued operations, the remaining net book value totaling $17,939,000 was determined to be impaired and was expensed. Accumulated amortization of intangible assets was $9,146,000 and $7,769,000 at June 30, 1998 and 1997.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


EARNINGS (LOSS) PER SHARE

During fiscal 1998, the Company adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share." In accordance with SFAS 128, basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated using the weighted average number of common shares outstanding during the period and the dilutive effect of stock options calculated using the treasury stock method. Options to purchase 484,005 shares of common stock and shares issuable upon the conversion of the Company's convertible subordinated notes were excluded from the calculation of diluted earnings (loss) per share as their effect is antidilutive. All prior period earnings (loss) per share have been restated to conform with SFAS 128.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board
(FASB) in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 will be effective for the Company's fiscal year 1999 and requires restatement of all previously reported information for comparative purposes. This statement will require additional disclosure but will not have a material impact on the Company's financial position, results of operations or cash flow.

In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 1999. Due to the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a material impact on the Company's financial position, results of operations or cash flow.

2. SEGMENT REPORTING

During fiscal 1998, the Company reorganized its continuing operations into three divisions, and elected early adoption of segment reporting for the reorganized continuing divisions in accordance with the provisions of FASB Statement of Financial Accounting Standard No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information."

California Microwave's three continuing reportable segments are business units that develop, manufacture, and distribute products and solutions for distinct markets.

        1. The Satellite Communications Division (Satellite) consists of EF Data and provides products and services principally to telecommunications carriers and Internet service providers. The products enable customers to provide voice, video, and data services via satellite.

        2. The Terrestrial Wireless Division (Terrestrial) represents the combination of Microwave Radio Communications (MRC) and Microwave Data Systems (MDS), which provide products and services primarily to the television broadcast, oil, gas and utility industries. The products of both of these operations are based upon microwave radio technology.

        3. The Government Division (Government) includes the Government Electronics Division (GED) and the Airborne Systems Integration Division
        (ASID). These operations contract principally with the United States Department of Defense and provide products and services principally in the areas of communications, reconnaissance, and surveillance systems.

SEGMENT INFORMATION

(Dollars in millions)
1998                         SATELLITE    TERRESTRIAL     GOVERNMENT        OTHER[1]            TOTAL
-----------------------------------------------------------------------------------------------------
Bookings:
Domestic                       $  40.4        $  54.9        $  91.4        $    1.3         $  188.0
International                     54.0           30.7           --               1.2             85.9
                               ----------------------------------------------------------------------
                                  94.4           85.6           91.4             2.5            273.9
Revenue:
Domestic                          40.3           51.1           85.7             3.2            180.3
International                     53.9           33.7           --               1.3             88.9
                               ----------------------------------------------------------------------
                                  94.2           84.8           85.7             4.5            269.2
Operating income                   6.0           10.4            6.5            (0.5)            22.4
Depreciation[2]                    4.2            2.6            1.7             0.3              8.8
Operating assets[3]               52.3           32.4           29.6            --              114.3

Expenditures for
 long-lived assets[4]          $   5.0        $   1.4        $   2.7        $    1.3         $   10.4

1997                         SATELLITE    TERRESTRIAL     GOVERNMENT        OTHER[1]            TOTAL
-----------------------------------------------------------------------------------------------------
Bookings:
Domestic                       $  38.0        $  48.4        $  86.3        $    1.6         $  174.3
International                     47.7           25.3           --               0.8             73.8
                               ----------------------------------------------------------------------
                                  85.7           73.7           86.3             2.4            248.1
Revenue:
Domestic                          35.5           50.2           95.2             0.4            181.3
International                     47.4           23.9           --               1.6             72.9
                               ----------------------------------------------------------------------
                                  82.9           74.1           95.2             2.0            254.2

Operating income                   1.8            9.7            9.2            (3.1)            17.6
Depreciation[2]                    3.5            2.5            1.3             0.6              7.9
Operating asset [3]               50.8           35.3           23.4             4.9            114.4
Expenditures for
 long-lived assets[4]          $   3.3        $   2.2        $   1.3        $    0.3         $    7.1


1996                         SATELLITE    TERRESTRIAL     GOVERNMENT        OTHER[1]            TOTAL
-----------------------------------------------------------------------------------------------------
Bookings:
Domestic                       $  23.1        $  52.1        $  72.9        $    6.4         $  154.5
International                     43.5           18.3           --               1.2             63.0
                               ----------------------------------------------------------------------
                                  66.6           70.4           72.9             7.6            217.5
Revenue:
Domestic                          25.4           50.0           84.1             7.8            167.3
International                     52.4           16.7           --               3.6             72.7
                               ----------------------------------------------------------------------
                                  77.8           66.7           84.1            11.4            240.0
Operating income                  16.3           11.5            9.0            (2.0)            34.8
Depreciation[2]                    2.8            1.5            1.1             0.2              5.6
Operating assets[3]               51.8           32.5           20.4             6.9            111.6
Expenditures for
 long-lived assets[4]          $   8.7        $   4.0        $   1.5        $    2.7         $   16.9


[1] Includes Services Division, for all years, and Digital Radio Technologies (DRT) and Cal Nav for 1997 and 1996.

[2] Corporate depreciation of $0.3 in 1998 and 1997 and $0.2 in 1996 is included in "Other".

[3]     No significant operating assets are held outside of the United States.

[4] Corporate expenditures for long-lived assets of $0.1 in 1998, $0.3 in 1997 and $1.8 in 1996 are included in "Other".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


RECONCILIATION TO INCOME FROM CONTINUING OPERATIONS



(Dollars in millions)
----------------------------------------------------------------------------------------
                                                1998              1997              1996
----------------------------------------------------------------------------------------
Operating income from
  reportable segments                      $    22.4         $    17.6         $    34.8
Corporate expenses                             (11.6)             (9.2)             (8.2)
Amortization of intangible assets               (1.4)             (1.4)             (1.4)
Restructuring and other charges                 (4.6)             --                --
Interest expense, net                           (3.6)             (5.9)             (4.3)
Gain on sale of business units                   6.3               2.7              --
                                           ---------------------------------------------
Income from continuing operations
  before income taxes                      $     7.5         $     3.8         $    20.9
                                           =============================================

RECONCILIATION TO TOTAL ASSETS

----------------------------------------------------------------------------------------
                                                1998              1997              1996
----------------------------------------------------------------------------------------
Operating assets from
  reportable segments                      $   114.3         $   114.4         $   111.6
Corporate assets                                27.3               6.9              10.5
Income tax refunds and deferred
  income taxes                                  32.2              35.9              12.4
Net intangible assets from
  businesses acquired                           27.9              29.5              30.9
Net assets of discontinued
  operations                                    --                79.7             127.0
                                           ---------------------------------------------
Total assets                               $   201.7         $   266.4         $   292.4
                                           =============================================

International revenue was $88.9 million, $72.9 million, and $72.7 million for fiscal years 1998, 1997 and 1996. The following table sets forth the geographic components of international revenue expressed as a percentage of the total.

--------------------------------------------------------------------------------------
                                              1998              1997              1996
--------------------------------------------------------------------------------------
Latin America                                   43%               42%               34%
Asia                                            28%               33%               37%
Europe, Africa, Middle East                     23%               19%               19%
Canada                                           6%                6%               10%
--------------------------------------------------------------------------------------
                                               100%              100%              100%
                                               =======================================

3. DISCONTINUED OPERATIONS AND DIVESTITURES

In June 1997, the Company's board of directors adopted a formal plan to sell the Microwave Networks (MN) and Satellite Transmission Systems (STS) divisions. The Company recorded a loss from operations of the discontinued businesses of $51.0 million (after related tax benefit of $21.4 million) and provided $8.4 million (after related tax benefit of $4.2 million) for anticipated operating losses prior to disposal and for expected losses on their eventual sale.

STS was sold to L-3 Communications Corporation (L-3) on February 5, 1998, for $27 million in cash, and MN was sold to Tadiran Ltd. (Tadiran) on April 21, 1998, for $31.5 million in cash. The Company recorded an additional provision of $15.1 million (after related tax benefit of $8.5 million) for additional losses on disposal of these divisions. The provision was primarily due to adjustments to the combined losses on sale, and higher than anticipated operating losses prior to disposal of both divisions. The operating results, loss on disposal, and financial position of these divisions have been classified separately as discontinued operations in the Company's financial statements for all periods presented. Revenue from the discontinued operations was $83.2 million in 1998 for the period prior to disposal and $170.3 million and $220.7 million for fiscal years 1997 and 1996.

During the fourth quarter of fiscal 1998, the Company completed the sale of its Services Division to Telscape International, Inc. (Telscape) for $8.2 million in cash, with a pre-tax gain of $6.3 million. Final accounting for these divestitures is subject to completion of the post-closing procedures provided for in the Tadiran, L-3 and Telscape agreements.

In May 1995, the Company's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia) pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998 and under the terms of the sale agreement, Tadiran assumed and indemnified the Company with respect to the Nokia claims. While Tadiran has now taken the position that the Company is responsible for the Nokia claims, Tadiran has not provided support for its position. Also, the Company, in September 1998, received notices from Nokia that Nokia has decided to terminate the May 1995 agreements and has begun arbitration proceedings to recover damages which Nokia provisionally claims are $9.6 million. The Company believes that it has good defenses and will vigorously defend against the Nokia and Tadiran claims. No accruals have been recorded for expenses which may be incurred to resolve the dispute, and the Company believes final resolution of this matter will not have a material impact on the Company's financial position, results of operations, or cash flow.

4. RESTRUCTURING AND OTHER CHARGES

During fiscal 1998, the Company reviewed and refocused its operations and business processes in connection with its strategic and operational initiatives and recorded pre-tax charges of $14.3 million. These charges consist of $9.7 million primarily for inventory write-downs and $4.6 million for restructuring and other charges, primarily for severance and excess facilities. The inventory charges include excess inventory on older, slow-moving product configurations at both MRC and EF Data, and a charge related to a fixed-price government contract. As part of the review, California Microwave also examined its income tax accrual requirements and recorded a benefit for previously reserved tax deductions of $2.5 million. (See Note 9.)

During fiscal 1997, the Company recorded inventory write-downs, contract expenses due to a major retrofit program, and other charges of approximately $39.3 million, primarily for MN and STS, and restructuring charges of $7.8 million, primarily for excess facilities and severances at MN.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

The following table summarizes the 1998 and 1997 charges:

(Dollars in thousands)
-------------------------------------------------------------------------------------------------

                                                                    ASSET WRITE-
                                                                       DOWNS AND
                                                                        PAYMENTS           FUTURE
                                          1998             1997          THROUGH             CASH
                                     PROVISION        PROVISION     JUNE 30,1998          OUTLAYS
-------------------------------------------------------------------------------------------------
Other charges:

         Inventory
           write-downs                 $ 9,063          $31,677          $40,740               --

         Contract termination
           and related costs                --            5,770            5,770               --
         Other                             626            1,850            2,476               --
                                       ----------------------------------------------------------
                                         9,689           39,297           48,986               --
                                       ----------------------------------------------------------
Restructuring and other:

         Excess facilities
           and equipment
           write-downs                 $   800          $ 6,980          $ 3,184          $ 4,596

         Severance costs                 2,925              500              500            2,925
         Other                             860              300            1,160               --
                                       ----------------------------------------------------------
                                         4,585            7,780            4,844            7,521
                                       ----------------------------------------------------------
Intangible assets
  write-down                                --           17,939           17,939               --
                                       ----------------------------------------------------------
                                       $14,274          $65,016          $71,769          $ 7,521
                                       ==========================================================
Applicable to:

Continuing operations                  $14,274          $ 7,130
Discontinued operations                     --           57,886
                                       ==========================================================

                                       $14,274          $65,016
                                       ==========================================================

5. ACCRUED AND OTHER LIABILITIES

As of June 30, accrued liabilities consisted of the following:

(Dollars in thousands)
--------------------------------------------------------------------
                                               1998             1997
--------------------------------------------------------------------
Salaries, bonuses, and commissions          $10,308          $ 7,541
Restructuring reserves                        5,521            3,522
Accrued loss on disposal of
  discontinued operations                     5,064           12,538
Other payroll related                         3,824            4,170

Vacation                                      3,472            3,345
Advance payments                              2,754            2,030
Warranties                                    2,098            1,841
Accrued income taxes                             --            3,211
Other                                         2,976            6,846
                                            ------------------------
                                            $36,017          $45,044
                                            ========================

In addition, accrued restructuring expenses applicable to non-utilized facilities of $2.0 million and $4.0 million at June 30, 1998 and 1997 are included in other long-term liabilities.

6. BORROWING ARRANGEMENTS

As of June 30, long-term debt consisted of the following:

(Dollars in thousands)
-------------------------------------------------------------------------
                                                   1998             1997
-------------------------------------------------------------------------
Bank credit facilities                          $    --          $ 6,000
Industrial development bonds and other            3,100            3,434
                                                ------------------------
                                                  3,100            9,434
Less: Current portion                               352              333
                                                ------------------------
                                                $ 2,748          $ 9,101
                                                ========================
Convertible subordinated notes:

5.25% notes due 2003                            $57,500          $57,500
5% notes due 1999                                    --            5,700
                                                ------------------------
                                                $57,500          $63,200
                                                ========================

Debt maturing in each of the next five years and thereafter is as follows: 1999
- $352,000; 2000 - $315,000; 2001 - $259,000; 2002 - $271,000; 2003 - $288,000;
2004 and thereafter - $59,115,000.

The Company has available a committed asset-based bank credit facility totaling $30 million. The facility is secured by the Company's accounts receivable, inventory, intangible assets and capital equipment not previously encumbered. The facility expires in June 2000. Availability is calculated daily based on a formula of eligible accounts receivable. The facility requires a 0.25% annual commitment fee on the unused portion of the facility and the interest rates for borrowings will not exceed the bank's reference rate plus one percent, 9.5% at June 30, 1998. At June 30, 1998, there were no borrowings, and $0.9 million of standby letters of credit and bank guarantees outstanding under this facility. The calculated borrowing limit at June 30, 1998 was approximately $17.0 million, leaving $16.1 million of available credit.

The industrial development bonds are payable in annual installments through June 2013, may be prepaid at any time without penalty, and bear interest at a floating rate (3.5% at June 30, 1998), based upon prevailing market conditions, which is redetermined every seven days. The other long-term debt represents notes which are payable through 2005. The industrial development bonds and the other long-term debt are secured by mortgages on the equipment and properties involved. The carrying value of the industrial development bonds and other long-term debt approximates their fair value based on discounted contractual cash flows using rates currently offered for debt with similar terms and maturities.

At June 30, 1998, the Company was not in compliance with certain covenants of its bank and other debt agreements. These lenders have waived such non-compliance at June 30, 1998 and the covenants are in the process of being amended to bring the Company into compliance.

On December 15, 1993, the Company issued $57.5 million of 5.25%, convertible subordinated notes due December 15, 2003. These notes are convertible at any time prior to maturity, at the option of the holder, into shares of the Company's common stock at a price of $28.4375 per share. These notes are redeemable at any time on or after January 1, 1997, at the option of the Company. Interest is payable semi-annually. The notes are subordinated to all existing and future senior indebtedness of the Company. These notes are quoted on the Nasdaq National Market. At June 30,1998, the fair value of the outstanding notes was $48.8 million which approximates the average fair value during fiscal 1998, based on the quoted market prices (which reflect the market value of the underlying securities into which the notes are convertible, as well as current prevailing interest rates).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


During fiscal 1998, the Company repaid a $5.7 million, five-year, 5% convertible subordinated note. The note was issued for cash to Motorola, Inc. concurrent with the close of a 1993 acquisition.

7. COMMON STOCK

STOCK REPURCHASE PROGRAM

On February 5, 1998, the Company announced that its board of directors had authorized the repurchase of up to 3.0 million shares of its common stock, on the open market. As of June 30, 1998, the Company has repurchased approximately
1.6 million shares since the commencement of the repurchase program. Repurchased shares are available for use under the Company's stock options and stock plans and for other corporate purposes.

SHAREHOLDER RIGHTS

In October 1989, the board of directors of the Company approved a rights agreement under which the Company's shareholders received the right to buy, for $35, one share of common stock for each share of common stock held. The rights expire in October 1999. The rights will become exercisable only if a person or group acquires 20% or more of the Company's common stock or announces an offer to acquire 30% or more of the Company's common stock. In the event the Company is acquired, or upon the occurrence of certain other events, each right may under certain circumstances, entitle the holder to purchase for $35, $70 worth of common stock. Until such events occur, the rights are redeemable at any time by the Company for $0.01 per right.

OPTIONS AND OTHER STOCK PLANS

Stock options have been granted to officers, directors, key employees and consultants under the Company's stock option plans with exercise prices equal to the fair market value of the Company's common stock on the date of grant. Most options currently outstanding become exercisable in annual installments of 25% beginning one year after the date of grant. Certain options granted in fiscal 1998 vest upon attainment of increases in the stock price or after five years. Options granted to the Company's directors become 100% exercisable upon grant. Options granted under the 1986 and 1992 stock option plans expire after ten years.

In April 1996, the board of directors offered non-officer employees holding stock options with exercise prices over $21 per share (the current option) the opportunity of canceling those stock options in exchange for new options (the replacement options) issued with exercise prices of $21 per share, which exercise price was approximately 120% of the then current fair market value of the Company's common stock. The number of shares covered by the replacement option was equal to the number of outstanding shares covered by the current option reduced in the same proportion as the reduction in the exercise price. Included in the table below are options for 425,672 shares that were granted and options for 513,707 shares that were canceled under this program during fiscal 1996. In May 1997, the board of directors approved an increase of 1,500,000 shares to the 1992 Stock Option Plan which was approved by the shareholders in July, 1997.

A summary of activity for 1998, 1997 and 1996 is presented below:

--------------------------------------------------------------------------------------------
                                                   OUTSTANDING SHARES UNDER OPTION
                                                           YEARS ENDED JUNE 30

                                              1998                 1997                 1996
--------------------------------------------------------------------------------------------
Beginning of year                        1,692,418            1,902,123            1,716,824
Granted                                  1,487,800              614,500            1,170,986
Exercised                                 (399,454)            (181,234)            (128,214)
Canceled                                  (420,189)            (642,971)            (857,473)
                                        ----------------------------------------------------
End of year                              2,360,575            1,692,418            1,902,123
                                        ====================================================

Weighted average fair value on
  date of grant                         $     7.95           $     4.56           $     6.34
                                        ====================================================
Exercisable                                749,536              753,428              769,496
Available for grant                        835,977              169,583              237,573
                                        ====================================================

-----------------------------------------------------------------------------------
                                                              WEIGHTED AVERAGE
                                                               PRICE PER SHARE
                                                         1998                  1997
-----------------------------------------------------------------------------------
Beginning of year                                      $17.65                $18.40
Granted                                                $17.65                $14.92
Exercised                                              $14.49                $10.84
Cancelled                                              $19.52                $19.26
End of year                                            $17.88                $17.65

The following table summarizes information about the Company's stock options outstanding at June 30, 1998.

                                          OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------
                                                WEIGHTED
                                                 AVERAGE          WEIGHTED                          WEIGHTED
RANGE OF                       NUMBER          REMAINING           AVERAGE       NUMBER              AVERAGE
EXERCISE PRICES           OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE   EXERCISABLE   EXERCISABLE PRICE
------------------------------------------------------------------------------------------------------------
 $0.64 -$ 0.64                  2,301               2.37            $ 0.64         2,301             $  0.64
  6.25 -  8.88                 27,376               1.34            $ 7.92        27,376             $  7.92
 10.00 - 14.88                301,480               7.31            $13.41       169,931             $ 12.79
 15.25 - 21.00              1,811,668               8.31            $17.79       440,048             $ 18.88
 22.50 - 34.25                217,750               7.94            $26.22       109,880             $ 28.64
 $0.64 -$34.25              2,360,575               8.06            $17.88       749,536             $ 18.48

The Company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During 1998, 156,401 shares were issued for $1,923,581, during 1997, 200,551 shares were issued for $2,503,000 and 154,862 shares were issued for $2,555,000 during 1996. Shares available for future issuances at June 30, 1998 were 175,643.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock Based Compensation". Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option and purchase plans been determined based on the fair value at the grant date for all options granted after June 30, 1995 under SFAS No. 123, the Company's net loss and net loss

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------


per share would have been increased and net income and net income per share decreased to the pro forma amounts below:

(Dollars in thousands, except per share amounts)
---------------------------------------------------------------------------------------------
                                               1998                 1997                 1996
---------------------------------------------------------------------------------------------
Net income (loss) - as reported            $ (7,760)           $ (56,766)            $ 11,623
Net income (loss) - pro forma              $(10,837)           $ (59,712)            $  6,886
Diluted net income (loss)
 per share - as reported                   $  (0.47)           $   (3.48)            $   0.72
Diluted net income (loss)
 per share - pro forma                     $  (0.65)           $   (3.66)            $   0.43

The assumptions used to estimate the fair value of these options and the 15% discount on the employee stock purchase plan using the Black-Scholes option pricing model were:

--------------------------------------------------------------------------------
Risk free interest rate                        5.75%          5.8%           5.8%
Expected volatility                            0.51           0.51           0.51
Expected life for options in years             4.15           4.2            4.2
Expected life for stock
 purchase plan in years                        0.5            0.5            0.5

Through fiscal 1998, stock grants were made to officers and other key employees under the 1988 restricted stock plan at no charge to the employees. The Plan expired in fiscal 1998. These grants generally vested 20% per year, beginning one year after the date of issue. The fair market value of the shares, at the date of grant, was charged to compensation expense over the five-year period. Compensation expense relating to this plan was: 1998 - $79,000, 1997 - $178,000; 1996 - $250,000.

A summary of activity in the restricted stock plans was as follows:

                             OUTSTANDING RESTRICTED SHARES
-----------------------------------------------------------------------------------
                                           1998              1997              1996
-----------------------------------------------------------------------------------
Beginning of year                        28,580            52,320            44,330
Granted                                      --               800            34,250
Canceled                                (20,020)           (7,160)           (5,150)
Vested                                   (8,560)          (17,380)          (21,110)
                                        -------------------------------------------
End of year                                  --            28,580            52,320
                                        ===========================================
Available for grant                          --             9,310             2,950
                                        ===========================================
Weighted average fair value on
 date of grant                               --            $12.50          $  17.45
                                        ===========================================

8. RETIREMENT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. One part of the plan is a 401(k) savings plan which allows employees to contribute pre-tax compensation up to the lesser of 20% of total annual compensation or the statutory calendar year limit (currently $10,000). The Company contributes up to $1,400 to each employee based on employee contributions up to $2,300. The second part of the plan arises out of the conversion by the Company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of employment. No profit sharing amounts were authorized for fiscal 1998. All of the above employer contributions are determined by and subject to the approval of the Company's board of directors. Contributions to these plans for employees of the continuing operations were $1,250,000 in 1998, $939,000 in 1997, and $768,000 in 1996.

9. INCOME TAXES

The continuing operations provision for (benefit from) income taxes consisted of the following:

(Dollars in thousands)
--------------------------------------------------------------------------------
                                   1998                 1997               1996
--------------------------------------------------------------------------------
Current:
Federal                         $ 1,836              $ 7,925              $2,615
State                               570                  961                 298
                                ------------------------------------------------
                                  2,406                8,886               2,913
                                ------------------------------------------------
Deferred:
Federal                          (1,879)              (6,734)              4,074
State                              (344)                (884)                527
                                ------------------------------------------------
                                 (2,223)              (7,618)              4,601
                                ------------------------------------------------
                                $   183              $ 1,268              $7,514
                                ================================================

The differences between the U.S. federal statutory income tax rate and the Company's effective rate for continuing operations were as follows:

-----------------------------------------------------------------------------------------------
                                                       1998              1997              1996
-----------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                 35.0%             35.0%             35.0%
State income taxes, net of
  federal benefit                                       3.0               2.0               2.6
Intangible assets                                       7.0               8.6               2.3
Foreign Sales Corporation tax benefits                 --                (7.0)             (4.2)
Research and development tax credits                   (8.0)             (6.1)             --
Benefit of previously reserved deductions             (33.4)             --                --

Other                                                  (1.1)              0.5               0.3
                                                      -----------------------------------------
                                                        2.5%             33.0%             36.0%
                                                      =========================================

Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets are as follows:

-------------------------------------------------------------------
                                              1998             1997
-------------------------------------------------------------------
Deferred tax assets:
Inventory                                  $ 1,844          $ 1,756

Warranty                                       778              753
Contracts in progress                        1,259            1,353
Allowance for doubtful accounts                435              248
Compensation related                         2,541            2,427
Restructuring reserves                       2,859               --
Net operating loss carry forwards           20,409            5,631
Tax credits                                  1,051            1,535
Other                                          641              541
Discontinued operations                      1,924           13,675
                                           ------------------------
                                            33,741           27,919
Deferred tax liabilities:                  ------------------------
Depreciation                                 1,421            1,934
Other                                          158              215
                                           ------------------------
                                             1,579            2,149
                                           ------------------------
Net deferred tax assets                    $32,162          $25,770
                                           ========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

Although realization of the deferred tax assets is not assured, the Company believes that it is more likely than not that all of the deferred tax assets will be realized based on the Company's operating history in its continuing operations and projected future results.

At June 30, 1998, the Company had federal net operating loss carry forwards of approximately $53.7 million to offset future taxable income. These net operating loss carry forwards begin to expire in the year 2012 through 2013. The Company has various tax credit carry forwards of approximately $1.1 million. The majority of the tax credits consist of alternative minimum tax credits which can be carried forward indefinitely.

10. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Substantially all of the buildings occupied by the Company are occupied under operating leases which expire in one to eight years. Certain of these leases contain escalation clauses. Total rent expense for the three years ended June 30, 1998, 1997 and 1996 was $3,148,000, $3,405,000, and $2,919,000. Lease
commitments which are payable by the Company, exclusive of property taxes, will be due as follows: 1999 - $3,161,000; 2000 - $2,772,000; 2001 - $2,013,000; 2002
- $1,577,000; 2003 - $1,222,000 and thereafter - $2,045,000.

The Company has reserved lease commitments associated with non-utilized facilities from discontinued operations of $4.0 million, payable as follows:
1999 - $2,046,000; 2000 - $1,279,000; and 2001 - $721,000.

CONTINGENT LIABILITIES

The Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company believes these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

11. LITIGATION SETTLEMENT

The Company announced in November 1995 that a shareholders' class action lawsuit had been filed in the United States District Court for the northern District of California against it and certain of its former officers on behalf of persons who purchased shares of the Company's common stock between September 6, 1994 and June 29, 1995. The complaint filed in the lawsuit alleged certain violations of the federal securities laws by the Company and certain of its former officers and sought damages in an unspecified amount. Although California Microwave did not believe that it or its former officers committed any securities law violations and considered the allegations made in the class action suit to be without merit, in order to avoid the expense and distraction of protracted litigation, the Company reached an agreement to settle the lawsuit in its fiscal 1998 second quarter. During its fiscal 1998 second quarter, the Company recorded an expense for the settlement (including defense costs), in the amount of $1.9 million, before income taxes, or approximately $.07 per share. The court approved the settlement on March 23, 1998.

12. RECEIVABLES FROM OFFICERS

In July 1997, the Company's Chief Executive Officer, Frederick D. Lawrence, received two loans totaling $466,667. The interest rates on both loans are equal to the Company's incremental borrowing rate on the loan origination date (9.0%). For both loans, one-half of accrued interest is to be forgiven on each of the first two anniversary dates of Mr. Lawrence's employment with the Company. In addition, one-half of the principal amount of the $316,667 loan is to be forgiven on each of the first two anniversary dates of employment. The principal amount of the $150,000 loan is due in a balloon payment on the second anniversary of Mr. Lawrence's employment.

In January 1998, the Company's Executive Vice President and Chief Financial Officer, Donna S. Birks, received an interest-free loan of $500,000 subject to various employment criteria. The principal amount is due in a balloon payment on the fifth anniversary of Ms. Birks' employment. The imputed annual interest rate is 6.0%.

13. SUBSEQUENT EVENT (UNAUDITED)

On August 19, 1998, the Company acquired Adaptive Broadband, Limited (ABL), a United Kingdom-based wireless broadband high-speed data, Internet access technology company. The acquisition will be accounted for under the purchase method. The initial purchase price was $11.0 million in cash with additional future payments of up to $7.0 million contingent on ABL's performance exceeding certain targets. Management anticipates that a substantial portion of the initial purchase price will be charged to purchased in-process research and development in the first quarter of fiscal 1999.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS     CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
California Microwave, Inc.

We have audited the accompanying consolidated balance sheets of California Microwave, Inc. at June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of California Microwave, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                   /s/ ERNST & YOUNG LLP

Palo Alto, California
August 10, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto of California Microwave, Inc. (the Company) which are included in this 1998 Annual Report. During fiscal 1998, the Company sold its Microwave Networks (MN) and Satellite Transmission Systems
(STS) divisions. The operating results, loss on disposal, and financial position of these divisions have been classified separately as discontinued operations for all periods presented in the accompanying Consolidated Financial Statements.

CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

California Microwave, Inc. reported income from continuing operations of $7.3 million or $0.44 per share on a diluted basis for fiscal year 1998, compared to $2.6 million or $0.16 per share for fiscal year 1997 and $13.4 million or $0.82 per share for fiscal year 1996. Operating results for fiscal year 1998 include restructuring and other items, offset by the gain on the sale of the Company's Services Division further described below. The impact of restructuring and other items and the full-year results of the Company's Services Division, offset by the gain on the sale of the Company's Services Division was to decrease fiscal year 1998 income from continuing operations by $4.1 million or $0.25 per share on a diluted basis. Excluding these items, the Company's income from continuing operations for fiscal year 1998 was $11.4 million or $0.69 per share on a diluted basis.

New orders booked from continuing operations were $273.9 million, $248.1 million, and $217.5 million for fiscal years 1998, 1997, and 1996, representing year-to-year increases of 10% for 1998 and 14% for 1997. The 1998 increase was from both domestic and international bookings. Revenue from continuing operations was $269.2 million, $254.2 million, and $240.0 million for fiscal years 1998, 1997, and 1996, representing year-to-year increases of 6% for both 1998 and 1997. The 1998 increase resulted from international growth. International revenue was $88.9 million, $72.9 million, and $72.7 million for fiscal years 1998, 1997 and 1996. The following table sets forth the geographic components of international revenue expressed as a percentage of the total.

--------------------------------------------------------------------------------
                                                     1998       1997       1996
--------------------------------------------------------------------------------
Latin America                                          43%        42%        34%
Asia                                                   28%        33%        37%
Europe, Africa, Middle East                            23%        19%        19%
Canada                                                  6%         6%        10%
                                                     ---------------------------
                                                      100%       100%       100%
                                                     ===========================

DISCONTINUED OPERATIONS

In June 1997, the Company's board of directors adopted a formal plan to sell the MN and STS divisions, and the Company recorded a loss from operations of the discontinued businesses of $51.0 million (net of income taxes). In addition, the Company provided for anticipated operating losses prior to disposal and for expected losses on their eventual sale of $8.4 million (net of income taxes).

During fiscal year 1998, STS was sold to L-3 Communications Corporation (L-3) for $27.0 million in cash, and MN was sold to Tadiran, Ltd. (Tadiran) for $31.5 million in cash. The Company recorded an additional provision of $15.1 million (net of income taxes) for additional losses on disposal of these divisions. The provision was primarily due to adjustments to the combined losses on sale and to higher than anticipated operating losses prior to disposal of both divisions. Revenue from the discontinued operations was $83.2 million in 1998 for the period prior to disposal and $170.3 million and $220.7 million for fiscal years 1997 and 1996. Final accounting for these divestitures is subject to completion of certain post-closing procedures provided for in the Tadiran and L-3 agreements.

In May 1995, the Company's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia), pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998, and under the terms of the sale agreement, Tadiran assumed and indemnified the Company with respect to the Nokia claims. While Tadiran has now taken the position that the Company is responsible for the Nokia claims, Tadiran has not provided support for its position. Also, the Company, in September 1998 received notices from Nokia that Nokia has decided to terminate the May 1995 agreements and has begun arbitration proceedings to recover damages which Nokia provisionally claims are $9.6 million. The Company believes that it has good defenses and will vigorously defend against the Nokia and Tadiran claims. No accruals have been recorded for expenses which may be incurred to resolve the dispute, and the Company believes final resolution of this matter will not have a material impact on the Company's financial position, results of operations, or cash flows.

See Note 3, Discontinued Operations and Divestitures, of Notes to Consolidated Financial Statements, for further discussion of these transactions.

RESTRUCTURING AND OTHER CHARGES

During its fiscal year 1998 fourth quarter, California Microwave reviewed and refocused its operations and business processes in connection with its strategic and operational initiatives, and recorded pre-tax charges of $14.3 million. These charges consist of $9.7 million primarily for inventory write-downs and $4.6 million for restructuring and other charges, primarily severance and excess facilities. The inventory charges include excess inventory on older, slow-moving product configurations at both Microwave Radio Communications (MRC) and EF Data, and a charge related to a fixed-price government contract. As part of the review, California Microwave also examined its income tax accrual requirements and recorded a benefit for previously reserved tax deductions of $2.5 million. Additionally, during its fiscal year 1998 second quarter, the Company recorded a $1.9 million pre-tax charge (including defense costs) for a court approved class action litigation settlement.

During fiscal 1997, the Company recorded inventory write-downs, contract expenses due to a major retrofit program, and other charges of approximately $39.3 million, primarily for MN and STS. Additionally, the Company recorded restructuring charges of $7.8 million, primarily for excess facilities and severance at MN. The charges attributable to continuing operations were $7.1 million, primarily for inventory write-downs, and are discussed in the Business Segment Information section.

See Note 4, Restructuring and Other Charges, and Note 11, Litigation Settlement, of Notes to Consolidated Financial Statements, for further details.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

BUSINESS SEGMENT INFORMATION

During fiscal year 1998, the Company reorganized its continuing operations into three divisions: the Satellite Communications Division (Satellite), the Terrestrial Wireless Division (Terrestrial), and the Government Division (Government). The following table sets forth certain information for these business segments for the periods indicated. The Company's Services Division, which was sold in the fourth quarter of fiscal 1998, is included in the "Other" classification.

(Dollars in millions)
--------------------------------------------------------------------------------
                               1998                1997                1996
--------------------------------------------------------------------------------
BOOKINGS

Satellite
   Domestic            $ 40.4       43%     $ 38.0       44%     $ 23.1       35%
   International         54.0       57%       47.7       56%       43.5       65%
                       ---------------------------------------------------------
   Total                 94.4      100%       85.7      100%       66.6      100%
                       ---------------------------------------------------------
Terrestrial
   Domestic              54.9       64%       48.4       66%       52.1       74%
   International         30.7       36%       25.3       34%       18.3       26%
                       ---------------------------------------------------------
   Total                 85.6      100%       73.7      100%       70.4      100%
                       ---------------------------------------------------------
Government
 (Domestic)              91.4                 86.3                 72.9

Other                     2.5                  2.4                  7.6

Total Domestic          188.0       69%      174.3       70%      154.5       71%
Total International      85.9       31%       73.8       30%       63.0       29%
                       ---------------------------------------------------------
Total Bookings         $273.9      100%     $248.1      100%     $217.5      100%
                       ---------------------------------------------------------

REVENUE

Satellite
   Domestic            $ 40.3       43%     $ 35.5       43%     $ 25.4       33%
   International         53.9       57%       47.4       57%       52.4       67%
                       ---------------------------------------------------------
   Total                 94.2      100%       82.9      100%       77.8      100%
                       ---------------------------------------------------------

Terrestrial
   Domestic              51.1       60%       50.2       68%       50.0       75%
   International         33.7       40%       23.9       32%       16.7       25%
                       ---------------------------------------------------------
   Total                 84.8      100%       74.1      100%       66.7      100%
                       ---------------------------------------------------------
Government
 (Domestic)              85.7                 95.2                 84.1

Other                     4.5                  2.0                 11.4

Total Domestic          180.3       67%      181.3       71%      167.3       70%
Total International      88.9       33%       72.9       29%       72.7       30%
                       ---------------------------------------------------------
Total Revenue          $269.2      100%     $254.2      100%     $240.0      100%
                       ---------------------------------------------------------
GROSS MARGIN

Satellite              $ 31.3       33%     $ 25.0       30%     $ 35.5       46%
Terrestrial              31.3       37%       29.0       39%       28.7       43%
Government               16.8       20%       18.4       19%       16.1       19%
Other                     1.9       42%        0.4       20%        1.6       14%
                       ---------------------------------------------------------
Total                  $ 81.3       30%     $ 72.8       29%     $ 81.9       34%
                       ---------------------------------------------------------
OPERATING INCOME

Satellite              $  6.0        6%     $  1.8        2%     $ 16.3       21%
Terrestrial              10.4       12%        9.7       13%       11.5       17%
Government                6.5        8%        9.2       10%        9.0       11%
Other                    (0.5)     (11)%      (3.1)    (155)%      (2.0)     (18)%
Corporate               (13.0)      --       (10.6)      --        (9.6)      --
Restructuring            (4.6)      --          --       --          --       --
                       ---------------------------------------------------------
Total                  $  4.8        2%     $  7.0        3%     $ 25.2       11%
                       =========================================================

SATELLITE COMMUNICATIONS

The Satellite Communications Division consists of EF Data which provides products and services primarily to telecommunications carriers and Internet service providers. The products enable customers to provide voice, video, and data services via satellite.

Satellite revenue was $94.2 million, $82.9 million and $77.8 million for fiscal years 1998, 1997 and 1996. The increase in 1998 over 1997 was $11.3 million or 14% and the increase in 1997 was $5.1 million or 7%. The 1998 and 1997 increases were due to overall market conditions, the continued acceptance of satellite wireless data communications technology as a viable alternative to wireline technologies, and to a reduction in satellite wireless technology price points. Growth in the Satellite division slowed in the second half of fiscal 1998, due to financial conditions in Asia and to a delay in the deregulation of telecommunications in Brazil. While the Company does not expect conditions to improve in Asia in the near future, the Company anticipates that business volumes in Brazil will increase in the second half of fiscal 1999. Satellite book to bill ratios were 100%, 103% and 86% for 1998, 1997, and 1996.

Satellite gross margins were $31.3 million, $25.0 million and $35.5 million, or as a percentage of revenue, 33%, 30% and 46% for fiscal years 1998, 1997 and 1996. The 1998 gross margin includes charges primarily for inventory write-downs of $2.5 million. The 1997 gross margin includes inventory write-downs of $3.7 million. Excluding the 1998 charges and the 1997 inventory write-downs, 1998 gross margin increased to $33.8 million or 36% of revenue from $28.7 million or 35% of revenue for 1997. The 1998 increase was due to the introduction of new, lower cost satellite products. The decrease in 1997 from 1996 of $6.8 million or 19% was from a reduction in average selling prices for satellite modems and transceivers.

Satellite operating income was $6.0 million, $1.8 million and $16.3 million for fiscal years 1998, 1997 and 1996. Excluding the 1998 inventory charges and the 1997 inventory write-downs, 1998 operating income increased 55% to $8.5 million from $5.5 million for 1997.

TERRESTRIAL WIRELESS

The Terrestrial Wireless Division represents the combination of Microwave Radio Communications and Microwave Data Systems (MDS), which provide products and services primarily to the television broadcast, oil, gas and utility industries. The products of both of these operations are based on microwave radio technology.

Terrestrial revenue was $84.8 million, $74.1 million and $66.7 million for fiscal years 1998, 1997 and 1996. The increase in 1998 over 1997 was $10.7 million or 14% and the increase in 1997 over 1996 was $7.4 million or 11%, which reflect international revenue growth of $9.8 million or 41% for 1998 and $7.2 million or 43% for 1997. The growth in international revenue for 1998 and 1997 was due to a focused international sales and marketing strategy and continued acceptance of the Company's data telemetry radio products. Revenue from the Company's video broadcast products has been relatively flat; however, the Company anticipates growth in the second half of fiscal 1999, due to the timing of the FCC-mandated digital broadcast conversion. Terrestrial book to bill ratio was 101%, 99%, and 106% for 1998, 1997, and 1996.

Terrestrial gross margin was $31.3 million, $29.0 million and $28.7 million, or as a percentage of revenue, 37%, 39%, and 43% for fiscal years 1998, 1997 and 1996. The 1998 gross margin includes charges for inventory write-downs of $4.8 million at MRC. The 1997 gross margin includes MRC inventory write-downs of $1.0 million. Excluding the 1998 charges and the 1997 inventory write-downs, 1998 gross margin increased to $36.1 million or 43% of revenue from $30.0 million or 40% of revenue for 1997. As a percentage of revenue, gross margin has

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

remained relatively constant for the past three years, with the increase in gross margin dollars resulting from volume increases.

Terrestrial operating income was $10.4 million, $9.7 million and $11.5 million for fiscal years 1998, 1997 and 1996. Excluding the 1998 charges and the 1997 inventory write-downs, 1998 operating income increased 42% to $15.2 million from $10.7 million for 1997.

GOVERNMENT

The Government Division includes the Government Electronics Division (GED) and the Airborne Systems Integration Division (ASID). These operations contract principally with the United States Department of Defense and provide products and services principally in the areas of communications, reconnaissance, and surveillance systems.

Government bookings were $91.4 million, $86.3 million and $72.9 million for fiscal years 1998, 1997 and 1996. The increase in 1998 over 1997 was $5.1 million or 6% and the increase in 1997 over 1996 was $13.4 million or 18%, due to increased strategic intelligence program wins and additional funding for the U.S. Army Airborne Reconnaissance Low (ARL) program. Revenue was $85.7 million, $95.2 million, and $84.1 million for fiscal years 1998, 1997, and 1996. The fluctuation in revenue was due to government contract cycles, and the timing of key contract milestones.

Government gross margin was $16.8 million, $18.4 million and $16.1 million, or as a percentage of revenue, 20% for fiscal year 1998 and 19% for 1997 and 1996. Included in 1998 gross margin is a $2.4 million charge for a fixed-price contract. The gross margin percentage increase in 1998 was due to higher margin contracts.

Government operating income was $6.5 million, $9.2 million and $9.0 million for fiscal years 1998, 1997, and 1996.

OPERATING EXPENSES

Research and development expenses for continuing operations were $20.0 million, $18.2 million, and $16.6 million for fiscal years 1998, 1997 and 1996, representing year-to-year increases of 10% for both 1998 and 1997. Research and development expenses as a percentage of revenue were 7.4%, 7.2%, and 6.9% in 1998, 1997 and 1996. The Company believes that the continual and rapid introduction of new products and technologies is critical to sustaining growth within its current and future target markets. As a result, the Company anticipates that research and development expense will be approximately 8% of revenue as it focuses its efforts on developing wireless broadband data network products to address the digital voice, video, and data markets. In addition, the Company plans to continue to add to its technologies by completing strategic acquisitions.

Sales, marketing and administration expenses for continuing operations were $50.4 million, $46.1 million, and $38.7 million, or as a percentage of revenue 19%, 18% and 16% for fiscal years 1998, 1997 and 1996. Sales, marketing and administrative expenses include a $1.9 million charge (including defense costs) for a court approved class action litigation settlement for 1998, and a $1.3 million severance charge for the Company's former chief executive officer for 1997. Excluding these charges, sales, marketing and administrative expenses were $48.5 million or 18% of revenue for 1998 and $44.8 million or 18% of revenue for 1997. Management expects sales, marketing and administrative expenses to be approximately 18% of revenue as it focuses its sales and marketing investment in certain high-growth international markets.

Amortization expense associated with intangible assets in the continuing businesses was $1.4 million for fiscal years 1998, 1997 and 1996.

INTEREST EXPENSES

Net interest expense was $3.6 million, $5.9 million, and $4.3 million for fiscal years 1998, 1997 and 1996. The significant decrease in net interest expense for 1998 was due to $66.7 million of cash generated from the sales of MN, STS and the Services Division, which allowed for the reduction of debt and increased interest income from investing the excess cash. Interest expense was higher for 1997 due to the cash demands from the discontinued operations. Interest expense has not been allocated to the discontinued operations.

GAIN ON SALE OF BUSINESS UNITS

The Company recognized a $6.3 million gain from the sale of its Services Division during fiscal 1998 and a $2.7 million gain from the sale of its Digital Radio Technology subsidiary during fiscal 1997.

PROVISION FOR INCOME TAXES

The provision for income taxes was $0.2 million, $1.3 million, and $7.5 million in 1998, 1997, and 1996. Excluding the impact of the benefit for previously reserved income tax deductions of $2.5 million, the effective income tax rate for 1998 was 36%, as compared to 33% for 1997 and 36% for 1996. The lower effective income tax rate recorded in 1997 was due principally to larger research and development tax credits.

At June 30, 1998, the Company had a cumulative net deferred income tax asset of $32.2 million that will be available to reduce payments on future federal and state income tax liabilities. Management believes it is more likely than not that the asset will be realized, based on the Company's operating history in its continuing operations and projected future results.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1998, the Company had working capital of $73.4 million, including cash and cash equivalents of $24.0 million, compared to working capital of $111.5 million, including cash and cash equivalents of $5.0 million, at June 30, 1997.

Net cash provided by continuing operating activities was $19.3 million, $25.4 million, and $0.5 million in 1998, 1997 and 1996. In 1998, cash was principally provided by operating income, a decrease in inventories and an income tax refund offset by an increase in accounts receivable and a decrease in accounts payable. The decrease in cash flow from continuing operating activities in 1998 from 1997 was primarily from an increase in accounts receivable and a decrease in accounts payable. Cash flow from continuing operating activities was lower in 1996 as increases in both accounts receivable and inventory, and a reduction in accrued liabilities, offset operating income.

The Company's 1998 cash flow from investing activities, from continuing operations, was $54.8 million, primarily from the sale of its MN, STS and Services Division for approximately $66.7 million, offset by $11.9 million primarily for capital expenditures. Total cash used in investing activities in continuing operations for 1997 and 1996 was $4.4 million and $13.3 million.

The Company sells certain insured international accounts receivable, without recourse, to a bank. At June 30, 1998, the outstanding balance of sold and uncollected receivables was approximately $11.0 million.

                                                      CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------

On February 5, 1998, the Company announced that its board of directors had authorized the repurchase of up to 3.0 million shares of its common stock on the open market. During 1998, the Company repurchased approximately 1.6 million shares for $34.1 million.

In addition to the common stock repurchased, the Company's 1998 financing activities included the repayment of $12.0 million of debt offset by the receipt of $7.6 million from the sale of the Company's common stock under on-going stock option and stock purchase plans.

The Company has available a committed asset-based bank credit facility totaling $30 million. The facility is secured by the Company's accounts receivable, inventory, intangible assets and capital equipment not previously encumbered. The facility expires in June 2000. Availability is calculated daily based on a formula of eligible accounts receivable. The facility requires a 0.25% annual commitment fee on the unused portion of the facility and the interest rates for borrowings will not exceed the bank's reference rate plus one percent, 9.5% at June 30, 1998. At June 30, 1998, there were no borrowings, and $0.9 million of standby letters of credit and bank guarantees were outstanding under this facility. The calculated availability at June 30, 1998 was approximately $17.0 million, leaving $16.1 million of available credit. At June 30, 1998, the Company was not in compliance with certain covenants of its bank and other debt agreements. These lenders have waived such non-compliance at June 30, 1998 and the covenants are in the process of being amended to bring the Company into compliance.

The Company believes that its current cash position, funds generated from operations, and funds available from its credit facility will be adequate to meet the Company's requirements for working capital, capital expenditures, and debt service for the foreseeable future.

YEAR 2000 SYSTEMS COSTS

The Company utilizes software and related technologies throughout its businesses that will be affected by the date change in the Year 2000. The Company has substantially completed an initial evaluation of the costs that will be incurred to insure that the Company's systems continue to meet its internal needs. Based upon its initial evaluation, the Company does not expect this issue to have a material impact on the Company's operations, consolidated financial position, results of operations and cash flows. However, the Company cannot evaluate the impact that the Year 2000 issue will have on its vendors, suppliers, customers and other parties with which it conducts business or the extent to which the Company is vulnerable to third party Year 2000 issues.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 will be effective for the Company's fiscal year 1999 and requires restatement for all previously reported information for comparative purposes. This statement will require additional disclosure but will not have a material impact on the Company's financial position, results of operations, or cash flow.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 1999. Due to the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a material impact on the Company's financial position, results of operations, or cash flow.

FORWARD-LOOKING STATEMENTS

Statements included herein and elsewhere in this Annual Report that are not historical facts, including any statements about expectations for fiscal year 1999 and beyond, involve risks and uncertainties. Factors that could cause the Company's actual results to differ materially from management's projections, estimates, and expectations include, but are not limited to, delays in the receipt of orders or in the shipment of products, the Company's successful implementation of its strategic plan, and other factors referred to under "Information Regarding Forward-Looking Statements" in the Company's Form 10-K Annual Report for its fiscal year ended June 30, 1998, and in the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Conditions and Results of Operations.

SELECTED FINANCIAL DATA (UNAUDITED)                   CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------
Five years ended June 30, 1998
(Dollars in thousands, except per share data)

-----------------------------------------------------------------------------------------------------------------
                                           1998(A)        1997(B)          1996         1995(C)(D)        1994
-----------------------------------------------------------------------------------------------------------------
OPERATIONS:

Revenue                                  $ 269,189       $ 254,161       $ 239,964      $ 216,419       $ 180,379
Operating income                             4,841           7,042          25,186         25,380          25,567
Income from continuing
 operations                                  7,299           2,579          13,358         15,029          14,968
Net income (loss)                           (7,760)        (56,766)         11,623         (7,895)         16,598
Diluted income from continuing
  operations per share                        0.44            0.16            0.82           0.93            0.94
Diluted net income (loss) per share      $   (0.47)      $   (3.48)      $    0.72      $   (0.49)      $    1.04
Average shares and equivalents              16,640          16,333          16,200         16,231          15,890

FINANCIAL POSITION:

Total assets                             $ 201,705       $ 266,373       $ 292,375      $ 280,495       $ 261,630
Net debt(E)                                 36,626          67,660          72,898         64,179          58,189
Net debt to capitalization(F)                 0.30            0.36            0.30           0.29            0.27
Shareholders' equity per share           $    5.51       $    7.19       $   10.60      $    9.78       $   10.13

OTHER (CONTINUING OPERATIONS ONLY):

Year-end backlog                         $  95,787       $  91,082       $  97,108      $ 110,518       $ 112,549
Year-end employees                           1,528           1,412           1,359          1,112             947
Year-end facilities (thousands
  of square feet)                              518             515             544            421             429

(A) In fiscal 1998, the Company recorded approximately $14.3 million of restructuring and other charges, a $1.9 million litigation settlement charge, a $2.5 million benefit for previously reserved tax deductions, and sold its Services Division for an after-tax gain of $6.3 million. Excluding these items and the full-year results of the Services Division, the Company's income from continuing operations was $11.4 million, or $0.69 per share, on a diluted basis. See Notes 3,4 and 11 of Notes to Consolidated Financial Statements for further discussion of these items. In addition, the Microwave Networks (MN) and the Satellite Transmission Systems (STS) divisions were sold. The Company also recorded losses on disposal of discontinued operations of $15.1 million (after income taxes). MN and STS have been accounted for as discontinued operations for all periods.

(B) In fiscal 1997, the Company recorded approximately $47.1 million of restructuring, inventory and other charges of which $7.1 million were attributed to continuing operations. In addition, the Company expensed $17.9 million of unamortized intangible assets associated with MN and STS and recorded losses on disposal of these discontinued operations of $8.4 million (after income taxes).

(C) In May 1995, the Company acquired Microwave Networks, Inc. (MNI), later combined into MN, for 3,475,000 shares of the Company's common stock and options to acquire common stock. The acquisition was accounted for as a pooling of interests.

(D) In fiscal 1995, the Company recorded approximately $36.4 million of restructuring and other charges, of which $34.9 million is included in discontinued operations.

(E) Net debt is total long-term debt, including current portion, less cash and cash equivalents.

(F) Net debt to capitalization is year-end net debt divided by year-end net debt plus shareholders' equity.

FINANCIAL RESULTS BY FISCAL QUARTER (UNAUDITED)       CALIFORNIA MICROWAVE, INC.
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)



                                         BASIC EARNINGS PER SHARE
                    --------------------------------------------------------------------
                                               INCOME(LOSS)     INCOME(LOSS)
                                                  FROM              FROM          NET
FISCAL                              GROSS      CONTINUING       DISCONTINUED     INCOME
QUARTER              REVENUE        MARGIN     OPERATIONS        OPERATIONS      (LOSS)
----------------------------------------------------------------------------------------
1998(A)

Q1                  $ 64,427        $20,503       $ 2,312         $     --       $  2,312
Q2                    66,554         23,466         1,872               --          1,872
Q3                    66,631         22,569         3,105          (12,500)        (9,395)
Q4                    71,577         14,743            10           (2,559)        (2,549)
                    --------------------------------------------------------------------
                    $269,189        $81,281       $ 7,299         $(15,059)      $ (7,760)
1997(B)

Q1                  $ 61,777        $18,277       $   990         $ (2,863)      $ (1,873)
Q2                    62,754         12,371        (2,828)         (22,567)       (25,395)
Q3                    58,559         18,362         1,855           (7,859)        (6,004)
Q4                    71,071         23,747         2,562          (26,056)       (23,494)
                    --------------------------------------------------------------------
                    $254,161        $72,757       $ 2,579         $(59,345)      $(56,766)
                    --------------------------------------------------------------------

              BASIC EARNINGS PER SHARE                              DILUTED EARNINGS PER SHARE
            -----------------------------         -------------------------------------------------------------
                                                   NET                                                   NET
FISCAL      CONTINUING       DISCONTINUED         INCOME          CONTINUING       DISCONTINUED         INCOME
QUARTER     OPERATIONS       OPERATIONS           (LOSS)          OPERATIONS        OPERATIONS          (LOSS)
---------------------------------------------------------------------------------------------------------------
1998(A)

Q1            $0.14             $  --             $0.14             $0.14            $   --            $ 0.14
Q2             0.11                --              0.11              0.11                --              0.11
Q3             0.19             (0.76)            (0.57)             0.19             (0.75)            (0.56)
Q4               --             (0.16)            (0.16)               --             (0.16)            (0.16)
              ------------------------------------------------------------------------------------------------
              $0.45            $(0.92)           $(0.47)            $0.44            $(0.90)           $(0.47)

1997(B)

Q1            $0.06            $(0.18)           $(0.12)            $0.06            $(0.18)           $(0.12)
Q2            (0.18)            (1.40)            (1.57)            (0.18)            (1.40)            (1.57)
Q3             0.11             (0.48)            (0.37)             0.11             (0.48)            (0.37)
Q4             0.16             (1.59)            (1.44)             0.16             (1.59)            (1.43)
              ------------------------------------------------------------------------------------------------
              $0.16            $(3.66)           $(3.50)            $0.16            $(3.63)           $(3.48)
              ------------------------------------------------------------------------------------------------

(A) Fiscal 1998 second-quarter income from continuing operations includes a pre-tax charge of $1.9 million for a court-approved class action litigation settlement.

     Fiscal 1998 fourth-quarter gross margin includes $9.7 million of pre-tax charges primarily for inventory write-downs. Fiscal 1998 fourth-quarter income from continuing operations include pre-tax charges of $14.3 million consisting of $9.7 million primarily for inventory write-downs and $4.6 million for restructuring and other charges. Additionally, the fourth quarter includes a $2.5 million benefit for previously reserved tax deductions and a gain on the sale of the Services Division of $6.3 million.

(B) Fiscal 1997 second-quarter gross margin includes $6.6 million of pre-tax inventory charges. Including the inventory charges, income from continuing operations was reduced by pre-tax charges of $7.1 million.

STOCK AND QUARTERLY DATA (UNAUDITED)

California Microwave, Inc. has one series of $.10 par value common stock. Holders of common stock have full voting rights and have the right to cumulate votes for the election of directors. California Microwave reinvests earnings to finance expansion of its business, has paid no cash dividends, and does not anticipate changing this policy in the foreseeable future. At June 30, 1998, the number of California Microwave shareholders totaled approximately 12,500, of which approximately 1,800 were holders of record. California Microwave stock is traded in the Nasdaq National Market under the trading symbol CMIC. The following table sets forth for the fiscal periods indicated the high and low stock prices.

Stock Prices By Quarter Fiscal Years 1998 and 1997

                     1998                                1997
         -----------------------------------------------------------------------
         Q1       Q2       Q3       Q4      Q1       Q2       Q3       Q4
         -----------------------------------------------------------------------
High     21 1/8   21 3/4   22 1/4   24 1/4  15 5/8   18 1/4   19       15
Low      14       16 1/16  16 1/2   14 3/8  11 7/8   12 5/8   13 9/16  11 3/4