Form 10-K405, Exhibit 13
period 1999-06-30
ADAPTIVE BROADBAND CORP
filed 1999-09-27
CIK 16357

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF OPERATIONS                                  20
CONSOLIDATED BALANCE SHEETS                                            21
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                        22
CONSOLIDATED STATEMENTS OF CASH FLOWS                                  23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             24
REPORT OF INDEPENDENT AUDITORS                                         32
MANAGEMENT'S DISCUSSION AND ANALYSIS                                   33

CONSOLIDATED STATEMENTS OF OPERATIONS
ADAPTIVE BROADBAND CORPORATION


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED JUNE 30,                                                              1999       1998        1997
--------------------------------------------------------------------------- ----------- ---------- -----------
REVENUE                                                                      $ 156,996   $175,300   $ 157,049
Costs of revenue                                                               103,247    112,409     103,086
                                                                            ----------- ---------- -----------
Gross margin                                                                    53,749     62,891      53,963

EXPENSES
Research and development                                                        24,974     17,986      16,444
Sales, marketing and administration                                             44,760     40,115      36,549
Amortization of intangible assets                                                1,960      1,377       1,394
Purchased in-process research and development                                   11,775          -           -
Restructuring and other charges                                                  3,325      4,055           -
                                                                            ----------- ---------- -----------
Total expenses                                                                  86,794     63,533      54,387
                                                                            ----------- ---------- -----------

OPERATING LOSS                                                                 (33,045)      (642)       (424)
Gain on sale of business unit                                                        -          -       2,744
Interest expense                                                                (4,602)    (4,478)     (5,944)
Interest income                                                                    468        819           5
                                                                            ----------- ---------- -----------

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                            (37,179)    (4,301)     (3,619)
Benefit from income taxes                                                      (10,555)    (4,059)     (1,196)
                                                                            ----------- ---------- -----------
LOSS FROM CONTINUING OPERATIONS                                                (26,624)      (242)     (2,423)

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations, net of
  income taxes                                                                   1,963      3,515     (45,972)
Gain (loss) on disposal, net of income taxes                                    36,281    (11,033)     (8,371)
                                                                            ----------- ---------- -----------
                                                                                38,244     (7,518)    (54,343)
                                                                            ----------- ---------- -----------

NET INCOME (LOSS)                                                           $   11,620  $  (7,760)  $ (56,766)
                                                                            ----------- ---------- -----------
                                                                            ----------- ---------- -----------

BASIC AND DILUTED EARNINGS(LOSS) PER SHARE
Loss from continuing operations                                             $    (1.79)  $  (0.01)  $   (0.15)
Income (loss) from discontinued operations                                  $     2.57   $  (0.46)  $   (3.35)
                                                                            ----------- ---------- -----------
Net income (loss)                                                           $     0.78   $  (0.47)   $  (3.50)
                                                                            ----------- ---------- -----------
                                                                            ----------- ---------- -----------

WEIGHTED AVERAGE SHARES USED IN COMPUTING BASIC AND
DILUTED EARNINGS(LOSS) PER SHARE                                                14,887     16,363      16,226

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ADAPTIVE BROADBAND CORPORATION

                                                                                         JUNE 30        JUNE 30
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                               1999           1998
----------------------------------------------------------------------------------  -------------  -------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                        $     48,887   $     24,630
   Short-term investments                                                                      -          2,636
   Accounts receivable, less allowance for doubtful
     accounts of $1,130 in 1999 and $1,166 in 1998                                        33,980         35,918
   Inventories                                                                            22,339         25,710
   Deferred income taxes                                                                  14,293         15,714
   Prepaid expenses and other current assets                                               4,150            512
   Net current assets of discontinued operations                                               -         11,971
                                                                                    -------------  -------------
     Total current assets                                                                123,649        117,091
                                                                                    -------------  -------------

Property, plant and equipment, net                                                        20,746         19,521
Deferred income taxes                                                                      3,805         16,448
Intangible assets, net                                                                    32,055         27,887
Other assets                                                                               6,221          3,242
Net long-term assets of discontinued operations                                                -          6,323
                                                                                    -------------  -------------
                                                                                    $    186,476   $    190,512
                                                                                    -------------  -------------
                                                                                    -------------  -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                                 $     13,089   $     13,142
   Accrued liabilities                                                                    26,546         30,217
   Current portion of long-term debt                                                       1,972            352
                                                                                    -------------  -------------
     Total current liabilities                                                            41,607         43,711
                                                                                    -------------  -------------

Long-term debt                                                                               786          2,748
Convertible subordinated notes                                                            57,500         57,500
Other long-term liabilities                                                                1,590          2,000

Shareholders' Equity:
   Common stock, $0.10 par value, 29,200,000 shares
     authorized; 16,629,031 shares issued                                                  1,663          1,663
   Capital in excess of par value                                                         95,673         95,673
   Treasury stock, 2,034,641 shares held in 1999;
     1,285,080 shares held in 1998                                                       (36,066)       (27,831)
   Retained earnings                                                                      23,723         15,048
                                                                                    -------------  -------------
     Total shareholders' equity                                                           84,993         84,553
                                                                                    -------------  -------------
                                                                                    $    186,476   $    190,512
                                                                                    -------------  -------------
                                                                                    -------------  -------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ADAPTIVE BROADBAND CORPORATION

                                                                                               UNAMORTIZED    TOTAL
                                                             CAPITAL IN                        RESTRICTED     SHARE-
(DOLLARS IN THOUSANDS)                      COMMON STOCK     EXCESS OF   TREASURY   RETAINED   STOCK PLAN    HOLDERS'
THREE YEARS ENDED JUNE 30, 1999         SHARES      AMOUNT   PAR VALUE     STOCK    EARNINGS     EXPENSE      EQUITY
------------------------------------- ----------- ---------- ---------- ---------- ---------- ------------ -----------
BALANCE AT JUNE 30, 1996              16,031,048  $   1,603  $  88,788  $       -  $  80,343  $      (722)  $ 170,012
Common stock issued under:
   Stock option, restricted stock
     and stock purchase plans            375,425         38      4,461                                279       4,778
Net loss                                                                             (56,766)                 (56,766)
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
BALANCE AT JUNE 30, 1997              16,406,473      1,641     93,249          -     23,577         (443)    118,024
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
Common stock issued under:
   Stock option, restricted stock
     and stock purchase plans            222,558         22      2,424                                443       2,889
Treasury stock purchases
   (1,595,500 shares)                                                     (34,104)                            (34,104)
Common stock issued from
   treasury shares (310,420 shares)                                         6,273       (769)                   5,504
Net loss                                                                              (7,760)                  (7,760)
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
BALANCE AT JUNE 30, 1998              16,629,031      1,663     95,673    (27,831)    15,048            -      84,553
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
Treasury stock purchases
   (1,077,500 shares)                                                     (15,706)                            (15,706)
Common stock issued from
   treasury shares (326,876 shares)                                         7,471     (2,945)                   4,526
Net income                                                                            11,620                   11,620
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
BALANCE AT JUNE 30, 1999              16,629,031  $   1,663  $  95,673  $ (36,066) $  23,723  $        -   $   84,993
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------
                                      ----------- ---------- ---------- ---------- ---------- ------------ -----------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ADAPTIVE BROADBAND CORPORATION

(DOLLARS IN THOUSANDS)
YEARS ENDED JUNE 30,                                                                   1999         1998         1997
---------------------------------------------------------------------------  ---------------  -----------  -----------
OPERATING ACTIVITIES
Loss from continuing operations                                              $      (26,624)   $    (242)    $ (2,423)
Adjustments to reconcile to
   net cash provided by (used in) operating activities:
     Gain on sale of business unit                                                        -            -       (2,744)
     Purchased in-process research and development                                   11,775            -            -
     Depreciation and amortization                                                    7,258        7,751        6,892
     Amortization of intangible assets                                                1,960        1,377        1,394
     Deferred income taxes                                                          (11,358)      (1,988)      (7,936)
Net effect of change in:
     Income tax refunds                                                                   -       10,085            -
     Accounts receivable                                                              2,272      (10,558)         218
     Inventories                                                                      3,678        8,082        1,219
     Prepaid expenses and other current assets                                       (2,791)        (232)        (129)
     Accounts payable                                                                  (223)      (4,265)      10,014
     Other assets and accrued liabilities                                            (6,413)       7,334        1,840
                                                                             ---------------  -----------  -----------
Net cash provided by (used in) operating activities                                 (20,466)      17,344        8,345
                                                                             ---------------  -----------  -----------

INVESTING ACTIVITIES
Capital expenditures                                                                 (8,057)      (6,507)      (5,631)
Acquisitions and investments in businesses                                          (18,761)           -            -
Proceeds from sale of discontinued operations, net                                   80,619       66,726            -
Proceeds from sale of business units and assets                                           -            -        3,551
Other                                                                                 2,636       (1,472)        (766)
                                                                             ---------------  -----------  -----------
Net cash provided by (used in) cont. operations investing activities                 56,437       58,747       (2,846)
Net cash provided by (used in) discontinued operations activities                       642      (18,574)      (5,155)
                                                                             ---------------  -----------  -----------
Net cash provided by (used in) investing activities                                  57,079       40,173       (8,001)
                                                                             ---------------  -----------  -----------

FINANCING ACTIVITIES
Payments on long-term debt                                                             (342)        (334)        (325)
Proceeds from issuance of common stock                                                3,692        7,546        4,483
Payments on bank credit facilities                                                        -       (6,000)      (4,500)
Purchase of treasury stock                                                          (15,706)     (34,104)           -
Repayment of convertible subordinated notes                                               -       (5,700)           -
                                                                             ---------------  -----------  -----------
Net cash used in financing activities                                               (12,356)     (38,592)        (342)
                                                                             ---------------  -----------  -----------

Net increase in cash and cash equivalents                                            24,257       18,925            2
Cash and cash equivalents at beginning of year                                       24,630        5,705        5,703
                                                                             ---------------  -----------  -----------
Cash and cash equivalents at end of year                                     $       48,887   $   24,630     $  5,705
                                                                             ---------------  -----------  -----------
                                                                             ---------------  -----------  -----------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
   Interest                                                                  $        4,485   $    3,868     $  5,874
   Income taxes                                                              $            5   $        -     $      -

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ADAPTIVE BROADBAND CORPORATION


     1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND CORPORATE NAME CHANGE
Adaptive Broadband Corporation (the Company) is a wireless data networking solutions company--a leading supplier of terrestrial wireless and satellite-based systems to support ultra-high speed Internet access, worldwide Internet backbones and broadcast digital TV transport. The company also provides industry-leading solutions for satellite-based data communications and terrestrial wireless telemetry networks.

Effective April 29, 1999, the Company changed its corporate name from California Microwave, Inc. to Adaptive Broadband Corporation. During the past two years, the Company has targeted its market and product focus to concentrate on wireless broadband solutions. The Company bears little resemblance to the California supplier of defense electronics and microwave components that was founded in 1968. The California Microwave name has a traditionally strong presence in the intelligence community, and the Company included the name as part of the sale of the Company's Government Division to Northrop Grumman Corporation. The Company's stock symbol of ADAP was listed on the Nasdaq national market trading system on April 29, 1999.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Adaptive Broadband Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

COMPREHENSIVE INCOME
The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components and requires restatement of all previously reported information for comparative purposes. For fiscal years 1999, 1998 and 1997, the Company's comprehensive loss was the same as its net loss.

USE OF ESTIMATES; RISKS AND UNCERTAINTIES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining amounts reported in the financial statements and accompanying notes such as the collectibility of accounts receivable, warranty costs, inventory realization, accounting for income taxes, restructuring reserves, recoverability of property, plant and equipment, recoverability of purchased intangibles, amounts to be realized on a sale of discontinued operations and contingencies. Actual results could differ from estimates.

FISCAL YEAR
During fiscal year 1998, the Company changed its fiscal year end to June 30 from a 52 - 53 week fiscal year ending on the Saturday closest to June 30. For clarity, all fiscal periods are reported on a calendar month end. This change did not have a significant impact on the Company's consolidated financial statements.

REVENUE RECOGNITION, RECEIVABLES AND CREDIT RISK
Product revenue is generally recognized upon shipment to a credit-worthy customer. The Company generally requires no collateral prior to shipment, but does require letters of credit denominated in U.S. dollars from certain of its international customers. The Company also maintains a credit insurance program to insure international receivables where a confirmed letter of credit may be neither cost effective nor available. Additionally, from time to time the Company sells certain insured international, long-term, interest bearing receivables, without recourse, at prevailing discount rates.

INVENTORIES AND COST OF PRODUCTS SOLD
Inventories are stated at the lower of cost (first-in, first-out) method or market.

AS OF JUNE 30, INVENTORY CONSISTED OF THE FOLLOWING:

(DOLLARS IN THOUSANDS)                         1999         1998
-----------------------------------------------------------------
Raw materials                              $ 14,640  $    16,944
Work-in-process and finished goods            7,699        8,766
                                           --------- ------------
Total inventory                            $ 22,339  $    25,710
                                           --------- ------------
                                           --------- ------------

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash equivalents are carried at fair value which is not significantly different from cost, and consist of highly liquid investments, primarily commercial paper and money market funds, with original maturities of 90 days or less. Short-term investments consist of money market instruments, mutual funds and commercial paper with carrying values which approximate their market values. The Company has not experienced losses from these investments.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets.

AS OF JUNE 30, PROPERTY, PLANT AND EQUIPMENT CONSISTED OF THE FOLLOWING:

(DOLLARS IN THOUSANDS)        LIFE (IN YEARS)   1999       1998
-----------------------------------------------------------------
Land                                           $ 449       $ 449
Buildings and improvements              40     3,303       3,135
Machinery and equipment               3-10    33,294      31,068
Office and computer equipment          3-7    10,270      10,468
Software                                 7     3,433           -
Leasehold improvements          Lease term     1,697       1,344
Vehicles                                 5        83         169
                               ------------ --------- -----------
                                              52,529      46,633
Less: accumulated
  depreciation
  and amortization                           (31,783)    (27,112)
                               ------------ --------- -----------
                                            $ 20,746    $ 19,521
                               ------------ --------- -----------
                               ------------ --------- -----------

Depreciation and amortization expense on property, plant and equipment was $7.0 million, $7.3 million and $6.6 million for the fiscal years 1999, 1998 and 1997.

INTANGIBLE ASSETS OF BUSINESSES ACQUIRED
For acquisitions accounted for under the purchase method, the excess purchase price over the fair value of net tangible assets acquired is allocated to intangible assets based on fair value. The carrying value of the intangible assets is reviewed if the facts and circumstances suggest that the assets may be impaired. If this review indicates that the intangible assets are not recoverable, the carrying value is reduced appropriately.

THE FOLLOWING TABLE SUMMARIZES NET INTANGIBLE ASSETS OF BUSINESSES ACQUIRED AS OF JUNE 30:

(DOLLARS IN THOUSANDS)     AMORTIZATION PERIOD       1999        1998
-----------------------------------------------------------------------
Goodwill                       10 - 30 years      $ 40,222  $   37,033
Developed technology                 8 years         2,074           -
Assembled workforce              3 - 4 years           865           -
                           --------------------------------------------
                                                    43,161      37,033
Accumulated amortization                           (11,106)     (9,146)
                           --------------------------------------------
                                                  $ 32,055  $   27,887
                           --------------------------------------------
                           --------------------------------------------

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated using the weighted average number of common shares outstanding during the period and the dilutive effect of stock options calculated using the treasury stock method. Options to purchase 2,886,970 shares of common stock and shares issuable upon the conversion of the Company's convertible subordinated notes were excluded from the calculation of diluted earnings (loss) per share as their effect is antidilutive with respect to continuing operations.

NEW ACCOUNTING PRONOUNCEMENTS
In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP, which has been adopted prospectively as of July 1, 1998, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The adoption of SOP 98-1 has had an immaterial impact on the Company's financial statements.

In June 1998, Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. The Company does not currently use derivatives, thus management does not anticipate that the adoption of SFAS 133 will have a material impact on the Company's financial statements.

     2. SEGMENT INFORMATION

During the third quarter of fiscal year 1999, the Company completed the reorganization of its continuing operations from a holding company operating in two business segments to an integrated organization operating in a single business segment. The Company provides wireless data networking solutions and supplies terrestrial wireless and satellite-based systems to support ultra-high speed Internet access, broadcast digital TV transport and worldwide Internet backbones. The Company also provides industry-leading solutions for satellite-based data communications and terrestrial wireless telemetry networks. The Company's operations are treated as one operating segment as it reports operating results on an aggregate basis to the chief operating decision maker. Prior to the reorganization, the Company reported its continuing operations through the Satellite Communications Division and the Terrestrial Wireless Division.

INFORMATION REGARDING THE COMPANY'S REVENUE BY GEOGRAPHIC AREA IS AS FOLLOWS (IN MILLIONS):

FISCAL YEAR ENDED JUNE 30,                    1999     1998      1997
----------------------------------------------------------------------
United States                               $ 93.4   $ 87.7    $ 85.7
Latin America                                 22.3     37.0      30.0
Asia                                          18.2     24.5      23.8
Europe, Africa, Middle East                   15.0     20.3      13.5
Canada                                         8.1      5.8       4.0
                                           ---------------------------
                                           $ 157.0  $ 175.3   $ 157.0
                                           ---------------------------
                                           ---------------------------

INFORMATION REGARDING THE COMPANY'S REVENUE BY PRODUCT GROUP IS AS FOLLOWS (IN MILLIONS):

FISCAL YEAR ENDED JUNE 30,                    1999     1998      1997
----------------------------------------------------------------------
Satellite Communications                    $ 82.3   $ 90.5    $ 82.9
Terrestrial Wireless                          74.7     84.8      74.1
                                           ---------------------------
                                           $ 157.0  $ 175.3    $157.0
                                           ---------------------------
                                           ---------------------------

The Satellite Communications Products Group provides satellite modems and transceiver products and services primarily to telecommunications carriers and Internet service providers. It also develops and supplies products and software for the network delivery of Internet Protocol (IP) data and multimedia services. These products and services enable customers to provide voice, video and data services via satellite.

The Terrestrial Wireless Products Group provides products and services, based upon microwave radio technology, primarily to the television broadcast, oil, gas and utility, and transaction processing markets. The Group is also developing high-speed, dynamic bandwidth management, wireless Internet connectivity technology and products.

SEE "RESULTS OF OPERATIONS" IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     3. DISCONTINUED OPERATIONS AND DIVESTITURES

In October 1998, the Company's Board of Directors adopted a formal plan to sell its Government Division, which consisted of the Government Electronics Division
(GED) and Airborne Systems Division (ASID). Historically, the Government Division included the Company's Services Division (SD), which was sold in the fourth quarter of fiscal year 1998 to Telscape International, Inc. (Telscape) for $8.2 million in cash with a gain of $6.3 million before income taxes. These operations contracted principally with the United States Department of Defense and provided products and services principally in the areas of communication, reconnaissance and surveillance systems. In April 1999, the Company completed the sale of its Government Division to Northrop Grumman Corporation (Northrop Grumman) for $93 million in cash, for a gain of approximately $36 million (net of income taxes). The Company used a portion of the proceeds to pay down the entire outstanding balance of its credit facility and to resume its share repurchase program. The Government Division sale price includes up to an additional $5 million cash payment, contingent upon the future performance of the divested business. The Company has not recognized any benefit from this contingent future payment.

The operating results, gain on disposal and financial position of the Government Division have been classified as discontinued operations in the Company's financial statements through the divestiture date. Revenue from the Government Division discontinued operations was $67.7 million for fiscal year 1999 for the period prior to disposal, and $85.7 million and $95.2 million for fiscal years 1998 and 1997. Income from the Government Division discontinued operations (net of income taxes) was $2.0 million for fiscal year 1999 for the period prior to disposal, and $3.5 million and $5.0 million for fiscal years 1998 and 1997.

In June 1997, the Company's Board of Directors adopted a formal plan to sell its Microwave Networks (MN) and Satellite Transmission Systems (STS) divisions. The Company recorded a loss from operations of the discontinued businesses of $51.0 million (net of income taxes) and provided $8.4 million (net of income taxes) for anticipated operating losses prior to disposal and for expected losses on their eventual sale.

In February 1998, STS was sold to L-3 Communications Corporation (L-3) for $27 million in cash, and in April 1998, MN was sold to Tadiran Ltd. (Tadiran) for $31.5 million in cash. During the second half of fiscal year 1998, the Company recorded additional provisions of $15.1 million (net of income taxes) for additional losses on disposal of these divisions. These provisions were primarily for adjustments to the combined losses on sale and for higher than anticipated operating losses prior to disposal of both divisions. The operating results, loss on disposal and financial position of these divisions have been classified as discontinued operations in the Company's financial statements through the divestiture dates. Revenue from the MN and STS discontinued operations was $83.2 million in fiscal year 1998 for the period prior to disposal and $170.3 million for fiscal year 1997. The loss from discontinued operations (net of income taxes) for MN and STS was accrued as part of the net loss on disposal.

Final accounting for the Government Division and MN divestitures are subject to completion of the post-closing procedures provided for in the Northrop and Tadiran agreements. The Company has accrued for transaction costs related to the Government Division sale and future price adjustments that may occur in the post-closing procedures for the Government Division and MN divestitures. At June 30, 1999, the discontinued operations reserves for the Government Division and MN divestitures were $6.9 million and $2.5 million, respectively. The Company believes that the completion of these procedures and the outstanding litigation discussed below will not have a material impact on the Company's financial position, results of operations or cash flows.

In July 1999, Northrop Grumman filed a lawsuit against the Company alleging that the Company failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired the Government Division of the Company in April 1999. No damages have been specified. The Company believes that it has strong defenses and plans to vigorously defend the lawsuit filed by Northrop Grumman. No provisions have been made for expenses that may be incurred to resolve the lawsuit, and the Company believes final resolution of the Northrop Grumman allegations will not have a material impact on the Company's financial position, results of operations or cash flows.

In May 1995, the Company's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia) pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998 and under the terms of the sale agreement, Tadiran assumed and indemnified the Company with respect to the Nokia claims. Tadiran has now taken the position that the Company is responsible for the Nokia claims, based upon allegations that the Company failed to provide adequate disclosures and financial reserves with respect to such claims. In September 1998, the Company received notice from Nokia that Nokia has decided to terminate the May 1995 agreements. Also in September 1998, Nokia began arbitration proceedings to recover damages, which are claimed to be $40.6 million, and which include loss of profits and goodwill, and damage to trade and manufacturing secrets. The Company believes that it has strong defenses and will vigorously defend the Nokia claims. In May 1999, the Company began arbitration proceedings against Tadiran, primarily to determine that Tadiran is responsible for the Nokia claims. The Company believes that it has strong claims against Tadiran. No accruals have been recorded for expenses that may be incurred to resolve the dispute, and the Company believes final resolution of this matter will not have a material impact on the Company's financial position, results of operations or cash flows.

    4. RESTRUCTURING AND OTHER CHARGES

During the third quarter of fiscal year 1999, the Company completed the reorganization of its continuing operations from a holding company to a single integrated organization and recorded pre-tax charges of $3.3 million. The charges included $2.5 million for severance and $0.8 million for write-offs of property and equipment. The severance was associated with workforce reductions of approximately 130 employees in manufacturing operations and product management. The workforce reductions and write-offs of property and equipment were primarily driven by the reduction of manufacturing capacity at the Company's satellite communications operations in Tempe, Arizona. The Company has utilized $1.0 million of the $2.5 million of severance reserve through cash payment for termination benefits. The Company expects to utilize the remainder of the severance accrual through additional cash payments for termination benefits by June 30, 2000.

During the fourth quarter of fiscal year 1998, the Company reviewed and refocused its operations and business processes in connection with its strategic and operational initiatives and recorded $4.1 million for restructuring and other charges, primarily for severance and excess facilities. The severance charge was $2.4 million associated with workforce reductions of approximately 160 employees. The workforce reductions were primarily driven by the elimination of manufacturing capacity in the Company's satellite communication operations and factory consolidation in the Company's terrestrial wireless operations, as well as the elimination of the Company's historical holding company structure, impacting employees in all functional areas of the Company. During fiscal year 1999, the Company terminated all of the 160 employees and has utilized $1.8 million of the $2.4 million reserve recorded at June 30, 1998 through cash payments for termination benefits. During fiscal year 1999, there have been no adjustments to the reserve, and the Company expects to utilize the remainder of the severance accrual through additional cash payments for termination benefits by September 30, 1999.

THE FOLLOWING TABLE SUMMARIZES THE 1999 AND 1998 RESTRUCTURING AND OTHER
CHARGES:

                                                           ASSET
                                                 WRITE-DOWNS AND
                               1999      1998   PAYMENTS THROUGH        FUTURE
  (DOLLARS IN THOUSANDS)  PROVISION PROVISION      JUNE 30, 1999   CASH OUTLAY
-------------------------------------------------------------------------------
RESTRUCTURING AND OTHER:

Excess facilities and
equipment write-downs       $  800     $  800             $  950        $  650
  Severance costs            2,525      2,395              2,767         2,153
  Other                          -        860                860             -
                          -----------------------------------------------------
                            $3,325     $4,055             $4,577        $2,803
                          -----------------------------------------------------
                          -----------------------------------------------------

    5. ACCRUED AND OTHER LIABILITIES

AS OF JUNE 30, ACCRUED LIABILITIES CONSISTED OF THE FOLLOWING:

(DOLLARS IN THOUSANDS)                         1999        1998
----------------------------------------------------------------
Accrued payroll and payroll related        $  9,514    $ 13,291
Discontinued operations reserves             11,088       6,748
Restructuring reserves                        2,803       3,319
Warranties                                    2,459       2,098
Other                                           682       4,761
                                           ---------------------
                                           $ 26,546    $ 30,217
                                           ---------------------
                                           ---------------------

In addition, accrued expenses applicable to non-utilized facilities from discontinued operations of $1.1 million and $2.0 million at June 30, 1999 and 1998 are included in other long-term liabilities.

    6. BORROWING ARRANGEMENTS

AS OF JUNE 30, LONG-TERM DEBT CONSISTED OF THE FOLLOWING:

(DOLLARS IN THOUSANDS)                         1999        1998
----------------------------------------------------------------
Industrial development bonds               $  1,610    $  1,810
Mortgage and loans                            1,148       1,290
                                          ----------------------
                                              2,758       3,100
Less: Current portion                        (1,972)       (352)
                                          ----------------------
                                           $    786    $  2,748
Convertible subordinated notes:
5.25% notes due 2003                         57,500      57,500
                                          ----------------------
                                           $ 58,286    $ 60,248
                                          ----------------------
                                          ----------------------

Debt maturing in each of the next five years and thereafter is as follows: 2000
- $1,972,000; 2001 - $178,000; 2002 -$187,000; 2003 - $57,697,000; 2004 -
$56,000, and thereafter - $168,000.

The industrial development bonds are payable in annual installments through June 2013, may be prepaid at any time without penalty, and bear interest at a floating rate (3.85% at June 30, 1999), based upon prevailing market conditions, which is redetermined every seven days. The other long-term debt represents notes which are payable through 2005. The industrial development bonds and the other long-term debt are secured by mortgages on certain equipment and properties. The carrying value of the industrial development bonds and other long-term debt approximates their fair value based on discounted contractual cash flows using rates currently offered for debt with similar terms and maturities.

At June 30, 1999, the Company was not in compliance with certain covenants of its industrial development bonds agreement. The Company has classified the industrial development bonds as current and plans to use a portion of the proceeds from the sale of its Government Division to pay down the balance of the industrial development bonds.

On December 15, 1993, the Company issued $57.5 million of 5.25%, convertible subordinated notes due December 15, 2003. These notes are convertible at any time prior to maturity, at the option of the holder, into shares of the Company's common stock at a price of $28.4375 per share. These notes are redeemable at any time, at the option of the Company. Interest is payable semi-annually. The notes are subordinated to all existing and future senior indebtedness of the Company. These notes are quoted on the Nasdaq National Market. At June 30, 1999, the fair value of the outstanding notes was $51.8 million, which approximates the average fair value during the fiscal year 1999, based on the quoted market prices (which reflect the market value of the underlying securities into which the notes are convertible, as well as current prevailing interest rates).

During fiscal year 1998, the Company repaid a $5.7 million, five-year, 5% convertible subordinated note. The note was issued for cash to Motorola, Inc. concurrent with the close of a 1993 acquisition.

    7. COMMON STOCK

STOCK REPURCHASE PROGRAM
On February 5, 1998, the Company announced that its Board of Directors authorized the repurchase of up to three million shares of its common stock on the open market. On October 6, 1998, the Company announced that its Board of Directors had increased the number of shares authorized for repurchase to six million. As of June 30, 1999, the Company has repurchased approximately 2.7 million shares since the commencement of the repurchase program. Repurchased shares are available for use under the Company's stock options and stock plans and for other corporate purposes.

STOCKHOLDER RIGHTS
In July 1999, upon the expiration of the Company's previous stockholder rights plan, the Board of Directors approved the adoption of a new three-year Stockholder Rights Plan under which all stockholders of record as of July 26, 1999, received rights to purchase shares of Common Stock. The rights were distributed as a non-taxable dividend and will expire on June 30, 2002. The rights are exercisable only if a person or a group acquires 20% or more of the Company's Common Stock or announces a tender offer for 50% or more of the Common Stock. The Company intends to propose an amendment to its certificate of incorporation that would add a stockholder-friendly "chewable" feature for the Rights Plan, for approval by a vote of its stockholders at its regularly scheduled stockholder meeting in October 1999. This chewable feature would require the Company to redeem or otherwise make the Rights Plan inapplicable if the Company receives certain types of acquisition proposals and the stockholders vote to require it to do so. The Company also intends to seek stockholder approval of the use of Preferred Stock in connection with the Rights Plan instead of Common Stock.

OPTIONS AND OTHER STOCK PLANS
Stock options have been granted to officers, directors and key employees under the Company's stock option plans with exercise prices equal to the fair market value of the Company's common stock on the date of grant. The majority of options outstanding vest upon attainment of specified increases in the stock price or after five years. Options granted prior to September 1997 become exercisable in annual installments of 25% beginning one year after the date of grant. Options granted to the Company's directors become 100% exercisable upon grant. Options granted under the 1986 and 1992 stock option plans expire ten years from the date of the grant.

In May 1997, the Board of Directors approved an increase of 1,500,000 shares to the 1992 Stock Option Plan which was approved by the shareholders in July 1997.

A SUMMARY OF ACTIVITY FOR 1999, 1998 AND 1997 IS PRESENTED BELOW:

                                OUTSTANDING SHARES UNDER OPTION
YEARS ENDED JUNE 30                  1999       1998       1997
----------------------------------------------------------------
Beginning of year               2,360,575  1,692,418  1,902,123
Granted                         1,393,750  1,487,800    614,500
Exercised                        (197,123)  (399,454)  (181,234)
Canceled                         (670,232)  (420,189)  (642,971)
                                --------------------------------
End of year                     2,886,970  2,360,575  1,692,418
                                --------------------------------
                                --------------------------------
Weighted average fair
value on date of grant             $12.86      $7.95      $4.56
Exercisable                       616,091    749,536    753,428
Available for grant                91,983    835,977    169,583


                                   WEIGHTED AVERAGE EXERCISE
                                        PRICE PER SHARE
                                     1999       1998       1997
----------------------------------------------------------------
Beginning of year                  $17.88     $17.65     $18.40
Granted                            $15.47     $17.65     $14.92
Exercised                          $14.24     $14.49     $10.84
Canceled                           $19.19     $19.52     $19.26
End of year                        $16.66     $17.88     $17.65

THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT THE COMPANY'S STOCK OPTIONS OUTSTANDING AT JUNE 30, 1999.

                            OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
----------------------------------------------------------------------------
                                  WEIGHTED
                                   AVERAGE  WEIGHTED               WEIGHTED
                                 REMAINING   AVERAGE                AVERAGE
RANGE OF               NUMBER  CONTRACTUAL  EXERCISE      NUMBER   EXERCISE
EXERCISE PRICE    OUTSTANDING         LIFE     PRICE  EXERCISABLE     PRICE
----------------------------------------------------------------------------
$ 0.64-$16.00         854,029         8.57    $14.24     167,704     $12.58
$16.25-$16.50         970,000         8.97    $16.37     126,647     $16.25
$16.88-$17.75         608,550         8.39    $17.49      99,375     $17.57
$18.00-$26.00         452,391         6.88    $20.70     220,365     $21.15
$29.50-$29.50           2,000         5.82    $29.50       2,000     $29.50
                 -----------------------------------------------------------
$0.64-$29.50        2,886,970         8.40    $16.66     616,091     $17.26
                 -----------------------------------------------------------
                 -----------------------------------------------------------

The Company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During 1999, 129,753 shares were issued for $1,360,000. During 1998, 156,401 shares were issued for $1,924,000, and during 1997, 200,551 shares were issued for $2,503,000. Shares available for future issuances at June 30, 1999 were 347,000.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option and purchase plans been determined based on the fair value at the grant date for all options granted after June 30, 1995 under SFAS No. 123, the Company's net loss and net loss per share would have been increased and net income and net income per share decreased to the pro forma amounts below:


(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE AMOUNTS)                      1999        1998        1997
---------------------------------------   ---------   ---------   ---------
Net income (loss)
 --as reported                            $  11,620   $ (7,760)   $(56,766)
Net income (loss)
 --pro forma                              $   5,833   $(10,837)   $(59,712)
Diluted net income (loss)
 per share - as reported                  $    0.78   $  (0.47)   $  (3.50)
Diluted net income (loss)
 per share--pro forma                     $    0.39   $  (0.65)   $  (3.68)

The assumptions used to estimate the fair value of these options and the 15% discount on the employee stock purchase plan using the Black-Scholes option pricing model were:

                                               1999        1998        1997
---------------------------------------   ---------   ---------   ---------
Risk free interest rate                        5.8%       5.75%        5.8%
Expected volatility                            0.91        0.51        0.51
Expected life for options
 in years                                      4.12        4.15         4.2
Expected life for stock
 purchase plan in years                         0.5         0.5         0.5

Through fiscal year 1998, stock grants were made to officers and other key employees under the 1988 restricted stock plan at no charge to the employees. These grants generally vested 20% per year, beginning one year after the date of issue. The fair market value of the shares, at the date of grant, was charged to compensation expense over the five-year period. Compensation expense relating to this plan was: 1998--$79,000, 1997--$178,000. The Plan expired in fiscal year 1998.

A SUMMARY OF ACTIVITY IN THE RESTRICTED STOCK PLAN WAS AS FOLLOWS:

OUTSTANDING RESTRICTED SHARES                              1998        1997
---------------------------------------               ---------   ---------
Beginning of year                                        28,580      52,320
Granted                                                       -         800
Canceled                                                (20,020)     (7,160)
Vested                                                   (8,560)    (17,380)
                                                      ---------   ---------
End of year                                                   -      28,580
                                                      ---------   ---------
                                                      ---------   ---------
Available for grant                                           -       9,310
Weighted average fair value on date of grant                  -   $   12.50

8. EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION RETIREMENT PLAN

The Company has a defined contribution retirement plan covering substantially all employees. One part of the plan is a 401(k) savings plan which allows employees to contribute pre-tax compensation up to the lesser of 20% of total annual compensation or the statutory calendar year limit, currently $10,000. The Company contributes up to $1,600 to each employee based on employee contributions up to $2,700. The second part of the plan arises out of the conversion by the Company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of employment. No profit sharing amounts were authorized for fiscal year 1999 or 1998. All of the above employer contributions are determined by and subject to the approval of the Company's Board of Directors. Contributions to these plans for employees of the continuing operations were $750,000 in 1999, $825,000 in 1998, and $628,000 in 1997.

SUPPLEMENTAL EXECUTIVE DEFERRED COMPENSATION PLAN

The Company offers an executive deferred compensation plan, which permits participating executives to defer up to 70% of their salary and 80% of their bonus until termination from the Company, thereafter receiving a payout over a period of up to ten years. Such deferrals are not deemed to be protected by Employee Retirement Income Security Act of 1974 (ERISA) fiduciary regulations and are thereby at risk, being assets of the Company. Plan participants may direct the investment of such monies into various investment vehicles. In 1999, the Company added a phantom stock alternative which allows investment in phantom shares of the Company's common stock. The shares are valued at 100% of the closing price of the stock at the end of each month of directed contribution. The Company will match contributions at the rate of 100 shares for the first 400 employee shares and 200 shares for the next 400 employee shares purchased in a given calendar year. All Company matching contributions are vested over a period of two years. Purchase of phantom stock in this plan is credited toward attainment of executive stock ownership requirements but confers no rights of ownership, including voting rights, for the underlying phantom shares.

9. INCOME TAXES

THE BENEFIT FROM INCOME TAXES FOR CONTINUING OPERATIONS CONSISTED OF THE
FOLLOWING:

(DOLLARS IN THOUSANDS)                         1999        1998        1997
---------------------------------------   ---------   ---------   ---------
CURRENT
Federal                                   $     803   $  (2,099)  $   5,959
State                                             -          28         781
                                          ---------   ---------   ---------
Subtotal                                        803      (2,071)      6,740
                                          ---------   ---------   ---------
                                          ---------   ---------   ---------
DEFERRED
Federal                                   $  (9,848)  $  (1,672)  $  (7,025)
State                                        (1,510)       (316)       (911)
                                          ---------   ---------   ---------
Subtotal                                    (11,358)     (1,988)     (7,936)
                                          ---------   ---------   ---------
Total                                     $ (10,555)  $  (4,059)  $  (1,196)
                                          ---------   ---------   ---------
                                          ---------   ---------   ---------

THE DIFFERENCES BETWEEN THE U.S. FEDERAL STATUTORY INCOME TAX RATE AND THE COMPANY'S EFFECTIVE RATE FOR CONTINUING OPERATIONS WERE AS FOLLOWS:

                                               1999        1998        1997
---------------------------------------   ---------   ---------   ---------
U.S. federal statutory
   income tax rate                            35.0%       35.0%       35.0%
State income taxes,
   net of federal benefit                      3.6%        3.0%        2.0%
Intangible assets                             (1.5)%     (12.2)%      (9.1)%
Foreign Sales Corporation
   tax benefits                                  -           -         7.4%
Research and development
   tax credits                                 1.4%        9.3%        4.3%
In-process research and
   development reserve                        (7.4)%         -           -
Benefit from previously
   reserved deductions                            -       58.1%          -
Allocation to income from
   discontinued operations                        -       (0.7)%      (6.1)%
Alternative minimum tax                       (2.2)%         -           -
Other                                         (0.5)%       1.9%       (0.5)%
                                          ---------   ---------   --------
Total                                         28.4%       94.4%       33.0%
                                          ---------   ---------   --------
                                          ---------   ---------   --------

Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

THE COMPONENTS OF NET DEFERRED TAX ASSETS ARE AS FOLLOWS:

                                                           1999        1998
---------------------------------------               ---------   ---------
DEFERRED TAX ASSETS
Net operating loss carryforward                       $   7,280   $  20,409
In-process research and
  development reserve                                     4,544           -
Discontinued operations                                   4,279       2,699
Tax credits                                               2,348       1,051
Compensation related                                      2,263       2,322
Restructuring reserves                                    1,082       1,328
Inventory                                                 1,714       2,068
Warranty                                                    926         796
Allowance for doubtful accounts                             427         435
Contracts in progress                                         -       1,165
Other                                                       580       1,468
                                                      ---------   ---------
  Deferred tax assets                                 $  25,443   $  33,741
  Valuation allowance                                    (5,687)          -
                                                      ---------   ---------
  Deferred tax assets                                 $  19,756   $  33,741

DEFERRED TAX LIABILITIES
Depreciation                                          $  (1,457)  $  (1,421)
Other                                                      (201)       (158)
                                                      ---------   ---------
Deferred tax liabilities                                 (1,658)     (1,579)
                                                      ---------   ---------
Net deferred tax assets                               $  18,098   $  32,162
                                                      ---------   ---------
                                                      ---------   ---------

At June 30, 1999, the Company had gross deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $25.4 million. The gross deferred tax assets are offset by a valuation allowance of $5.7 million and deferred tax liabilities of $1.7 million. Realization of the majority of the net deferred tax assets is dependent on the Company's ability to generate approximately $4.5 million of future taxable income. Management believes that it is more likely than not that the assets will be realized based on forecasted income. However, there can be no assurance that the Company will meet its expectations of future income. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowance.

At June 30, 1999, the Company had federal net operating loss carryforwards of approximately $16.5 million to offset future taxable income. These net operating loss carryforwards begin to expire in the year 2012 through 2013. The Company has various tax credit carryforwards of approximately $2.3 million. The majority of the tax credits consist of alternative minimum tax credits which can be carried forward indefinitely.

10. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Substantially all of the buildings occupied by the Company are occupied under operating leases which expire in one to ten years. Certain of these leases contain escalation clauses. Total rent expense for the three years ended June 30, 1999, 1998 and 1997 was $1,966,000, $1,520,000 and $2,037,000. Lease
commitments which are payable by the Company, exclusive of property taxes, will be due as follows: 2000--$2,426,000; 2001--$2,235,000; 2002--$2,246,000;
2003--$1,932,000; 2004--$1,688,000, 2005 and thereafter--$3,140,000.

The Company has lease commitments associated with non-utilized facilities from discontinued operations, payable as follows: 2000--$1,975,000; 2001--$162,000, and 2002--$9,000. All such amounts have been reserved.

CONTINGENT LIABILITIES

The Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company believes these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

11. LITIGATION SETTLEMENT

The Company announced in November 1995 that a shareholders' class action lawsuit had been filed in the United States District Court for the northern District of California against it and certain of its former officers on behalf of persons who purchased shares of the Company's common stock between September 6, 1994 and June 29, 1995. The complaint filed in the lawsuit alleged certain violations of the federal securities laws by the Company and certain of its former officers and sought damages of an unspecified amount. Although the Company did not believe that it or its former officers committed any securities law violations and considered the allegations made in the class action suit to be without merit, in order to avoid the expense and distraction of protracted litigation, the Company reached an agreement to settle the lawsuit in its fiscal 1998 second quarter. During its fiscal 1998 second quarter, the Company recorded an expense for the settlement (including defense costs), in the amount of $1.9 million, before income taxes, or approximately $.07 per share. The court approved the settlement on March 23, 1998.

12. RECEIVABLES FROM OFFICERS

In July 1997, the Company's Chief Executive Officer, Frederick D. Lawrence, received two loans totaling $466,667. The interest rates on both loans are equal to the Company's incremental borrowing rate on the loan origination date (9.0%). For both loans, one-half of accrued interest has been forgiven on each of the first two anniversary dates of Mr. Lawrence's employment with the Company. In addition, one-half of the principal amount of the $316,667 loan was forgiven at each of Mr. Lawrence's first two anniversary dates of employment. The principal amount of the $150,000 loan was due in a balloon payment in July 1999; upon approval by the Board of Directors, the due date was extended to July 2001.

In January 1998, the Company's Executive Vice President and Chief Financial Officer, Donna S. Birks, received an interest-free loan of $500,000 subject to various employment criteria. The principal amount is due in a balloon payment on the fifth anniversary of Ms. Birks' employment. The imputed annual interest rate is 6.0%.

13. ACQUISITIONS

On August 20, 1998, the Company acquired Adaptive Broadband Limited (ABL) a United Kingdom-based company developing high-speed wireless Internet connectivity technology. The acquisition was accounted for under the purchase method. The initial purchase price was approximately $10.9 million including cash payments, direct costs and the assumption of ABL's net liabilities. The purchase price will include additional future payments of up to $7 million, contingent on ABL's performance exceeding certain targets. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $8.2 million to in-process research and development $0.4 million to net tangible assets, $0.4 million to identified intangible assets, and $1.9 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. The Company's results of operations for fiscal year 1999 include ABL's results from August 20, 1998.

On November 19, 1998, the Company acquired Crown Satellite (Crown), which develops and supplies products and software for the network delivery of Internet Protocol (IP) data and multimedia services, from Crown International, Inc. The acquisition was accounted for under the purchase method. The initial purchase price was approximately $7.7 million including cash payments, direct costs and the assumption of Crown's net liabilities. The purchase price will include additional future payments based on Crown's operating gross margin performance. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $3.6 million to in-process research and development, $0.3 million to net tangible assets, $2.5 million to identified intangible assets, and $1.3 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. The Company's results of operations for fiscal year 1999 include Crown's results from November 19, 1998.

In connection with the acquisitions of ABL and Crown, the Company allocated a significant portion of the purchase price to purchased in-process research and development. The Company estimated the fair value of the in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital as well as other factors including the useful life of each technology, profitability levels of each technology, the uncertainty of technological advances that were known at the time and the stage of completion of each technology. The Company believes that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would pay for the projects.

At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was expensed at acquisition. If the projects are not successful or completed in a timely fashion, management's product pricing and growth rates may not be achieved and the Company may not realize the financial benefits expected from the projects.

The proforma results for fiscal years 1999 and 1998, assuming the acquisitions had been made at the beginning of the fiscal year, would not be materially different from the reported results.

REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ADAPTIVE BROADBAND CORPORATION

We have audited the accompanying consolidated balance sheets of Adaptive Broadband Corporation (formerly California Microwave, Inc.) at June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adaptive Broadband Corporation at June 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Palo Alto, California
July 23, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ADAPTIVE BROADBAND CORPORATION

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Adaptive Broadband Corporation (the Company) which are included in this 1999 Annual Report.

During fiscal year 1999, the Company sold its Government Division. During fiscal year 1998, the Company sold its Microwave Networks (MN), Satellite Transmission Systems (STS) and Services divisions. The operating results, loss on disposal and financial position of these divisions have been classified separately as discontinued operations for all periods presented in the accompanying Consolidated Financial Statements.

CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

Adaptive Broadband Corporation reported a loss from continuing operations of $26.6 million, or $1.79 per share, for fiscal year 1999, compared to $0.2 million, or $0.01 per share for fiscal year 1998 and $2.4 million, or $0.15 per share for fiscal year 1997. Operating results for fiscal year 1999 include charges of $11.8 million for purchased in-process research and development related to the Company's acquisitions of Adaptive Broadband Limited (ABL) and Crown Satellite (Crown); restructuring and other charges of $3.3 million; and excess manufacturing costs of $3.0 million related directly to factory floor reductions, inventory reductions and manufacturing process changes. Excluding these items, the net loss from continuing operations for fiscal year 1999 would have been $12.2 million, or $0.82 per share. Operating results for fiscal year 1998 include: inventory write-downs of $7.3 million; restructuring and other charges of $4.1 million and a litigation settlement charge of $1.9 million. Excluding these items, net income from continuing operations for fiscal year 1998 would have been $5.7 million, or $0.35 per share.

The Company generally records bookings for new orders received if the product will be shipped to the customer within twelve months. New orders booked from continuing operations were $171.1 million, $179.0 million and $159.4 million for fiscal years 1999, 1998 and 1997, representing a decrease of 4% for 1999 and an increase of 12% for 1998. Revenue from continuing operations was $157.0 million, $175.3 million and $157.0 million for fiscal years 1999, 1998 and 1997, representing a decrease of 10% for 1999 and an increase of 12% for 1998. The decreases in 1999 were primarily a result of weakness in the Company's international markets, principally in Latin America, for both satellite and terrestrial products, and weakness in satellite product sales to domestic integrators who ship internationally. The decreases in the international markets were partially offset by an increase in domestic revenue during fiscal year 1999. The Company realized a record level of bookings for its fiscal year 1999 fourth quarter, with the bookings mix shifting more to domestic business. This change in mix of orders indicates some reduction in the Company's dependency on certain more volatile international markets. However, certain domestic customers purchased products as part of large international system integration projects, and therefore, the Company does continue to have an indirect international market risk for such business. The 1999 fourth quarter bookings also included initial bookings activity for a number of new products developed in fiscal 1999 from the Company's core technologies.

International revenue was $63.6 million, $87.6 million and $71.3 million for fiscal years 1999, 1998 and 1997, representing 41%, 50% and 45% of total revenues, respectively. The following table sets forth the geographic components of international revenue expressed as a percentage of the total.

                                               1999        1998        1997
---------------------------------------   ---------   ---------   ---------
Latin America                                   35%         42%         42%
Asia                                            29%         28%         33%
Europe, Africa, Middle East                     23%         23%         19%
Canada                                          13%          7%          6%
                                          ---------   ---------   ---------
                                               100%        100%        100%
                                          ---------   ---------   ---------
                                          ---------   ---------   ---------

During fiscal year 1999, the Company completed its transition from a holding company operating in two business segments to an integrated organization operating in one business segment. The Company derives its revenue from two major product groups: the Satellite Communications Products Group (Satellite) and the Terrestrial Wireless Products Group (Terrestrial).

THE SUPPLEMENTAL INFORMATION FOR THESE TWO PRODUCT GROUPS ARE AS FOLLOWS:


(DOLLARS IN MILLIONS)          1999              1998              1997
-----------------------------------------------------------------------------
BOOKINGS
Satellite
   Domestic                 $43.4     49%   $ 39.4       42%  $ 38.0     44%
   International             45.5     51%     54.0       58%    47.7     56%
                          -------- ------- -------- --------- ------- -------
Satellite Total              88.9    100%     93.4      100%    85.7    100%
Terrestrial
   Domestic                  63.8     78%     54.9       64%    48.4     66%
   International             18.4     22%     30.7       36%    25.3     34%
                          -------- ------- -------- --------- ------- -------
Terrestrial Total            82.2    100%     85.6      100%    73.7    100%
Total Domestic              107.2     63%     94.3       53%    86.4     54%
Total International          63.9     37%     84.7       47%    73.0     46%
                          -------- ------- -------- --------- ------- -------
                          -------- ------- -------- --------- ------- -------
Total Bookings             $171.1    100%   $179.0      100%  $159.4    100%
                          -------- ------- -------- --------- ------- -------
                          -------- ------- -------- --------- ------- -------

REVENUE
Satellite
   Domestic                $ 39.4     48%    $36.6       40%   $35.5     43%
   International             42.9     52%     53.9       60%    47.4     57%
                          -------- ------- -------- --------- ------- -------
Satellite Total              82.3    100%     90.5      100%    82.9    100%
Terrestrial
   Domestic                  54.0     72%     51.1       60%    50.2     68%
   International             20.7     28%     33.7       40%    23.9     32%
                          -------- ------- -------- --------- ------- -------
Terrestrial Total            74.7    100%     84.8      100%    74.1    100%

Total Domestic               93.4     59%     87.7       50%    85.7     55%
Total International          63.6     41%     87.6       50%    71.3     45%
                          -------- ------- -------- --------- ------- -------
                          -------- ------- -------- --------- ------- -------
Total Revenue              $157.0    100%   $175.3      100%  $157.0    100%
                          -------- ------- -------- --------- ------- -------
                          -------- ------- -------- --------- ------- -------

GROSS MARGIN
   Satellite                $24.4     30%   $ 31.3       35%  $ 25.0     30%
   Terrestrial               29.3     39%     31.6       37%    29.0     39%
                          --------         --------           -------
Total                        53.7     34%    $62.9       36%   $54.0     34%


GROSS MARGIN - EXCLUDING 1999 EXCESS MANUFACTURING COSTS AND
1998 AND 1997 INVENTORY WRITE-DOWNS


Satellite                   $26.6     33%    $33.8       37%  $ 28.7     35%
Terrestrial                  30.2     40%     36.4       43%   30.0%     40%
                          --------         --------           -------
Total                       $56.8     36%    $70.2       40%   $58.7     37%


SATELLITE COMMUNICATIONS PRODUCT GROUP
The Satellite Communications Products Group provides satellite modems and transceiver products and services primarily to telecommunications carriers and Internet Service Providers. It also develops and supplies products and software for the network delivery of Internet Protocol (IP) data and multimedia services. These products and services enable customers to provide voice, video and data services via satellite.

Satellite revenue was $82.3 million, $90.5 million and $82.9 million for fiscal years 1999, 1998 and 1997, representing a decrease of $8.2 million or 9% in 1999 and an increase of $7.6 million or 9% in 1998. International Satellite revenue decreased $11.0 million or 20% in 1999 compared to 1998. International revenue increased $6.5 million or 14% in 1998 over 1997. The decrease in 1999 was due to economic conditions in developing countries, a delay in the privatization of the public telecommunications company in Brazil, weakened demand in the European markets, and lower demand from systems integrators whose ultimate customers are in international markets. The increase in 1998 was due to overall market conditions, the increased acceptance of satellite wireless data communications technology as a viable alternative to wireline technologies, and to increased volume from a reduction in satellite wireless technology price points. The Satellite book to bill ratio was 108%, 103% and 103% for 1999, 1998 and 1997.

Satellite gross margins were $24.4 million, $31.3 million and $25.0 million, or as a percentage of Satellite revenue, 30%, 35% and 30% for fiscal years 1999, 1998 and 1997. The 1999 gross margin includes excess manufacturing costs directly related to factory floor reductions, inventory reductions and manufacturing process changes of $2.1 million. The 1998 gross margin includes charges primarily for inventory write-downs of $2.5 million. The 1997 gross margin includes inventory write-downs of $3.7 million. Excluding these charges, 1999 gross margin was $26.6 million or 33% of Satellite revenue, 1998 gross margin was $33.8 million or 37% of Satellite revenue and 1997 gross margin was $28.7 million or 35% of Satellite revenue. The decrease in gross margin for 1999 was due to lower revenue and a change in the revenue mix to lower margin products. The 1998 increase was due to the introduction of new, lower cost satellite products.

TERRESTRIAL WIRELESS PRODUCT GROUP The Terrestrial Wireless Products Group provides products and services, based upon microwave radio technology, primarily to the television broadcast, oil, gas and utility, and transaction processing markets. The Group is also developing high-speed, dynamic bandwidth management, wireless Internet connectivity technology and products. One key product, AB Access-TM-, was introduced in fiscal year 1999 and is expected to begin contributions to revenue in fiscal year 2000. The Company is investing considerable resources into this new area.

Terrestrial revenue was $74.7 million, $84.8 million and $74.1 million for fiscal years 1999, 1998 and 1997, representing a decrease of $10.1 million or 12% in 1999 and an increase of $10. 7 million or 14% in 1998. International Terrestrial revenue decreased $13 million or 39% in 1999 compared to 1998. International Terrestrial revenue increased $9.8 million or 41% in 1998 over 1997. The decrease in 1999 was due to economic conditions in developing countries, declines in oil and gas prices in Latin America, which tends to reduce demand for data telemetry radios to monitor oil and gas production, and the 1998 completion of the Brazil Lottery infrastructure build-out. The growth in 1998 was attributable to a more focused international sales and marketing strategy and to the 1998 build-out of the Brazil Lottery infrastructure. The terrestrial book to bill ratio was 110%, 101% and 99% for 1999, 1998 and 1997.

Terrestrial gross margin was $29.3 million, $31.6 million and $29.0 million, or as a percentage of Terrestrial revenue, 39%, 37% and 39% for fiscal years 1999, 1998 and 1997. The 1999 gross margin includes excess manufacturing costs from inventory reductions of $0.9 million. The 1998 gross margin includes charges for inventory write-downs of $4.8 million. The 1997 gross margin includes inventory write-downs of $1.0 million. Excluding these charges, 1999 gross margin was $30.2 million or 40% of Terrestrial revenue, 1998 gross margin was $36.4 million or 43% of Terrestrial revenue and 1997 gross margin was $30.0 million or 40% of Terrestrial revenue. The decrease in gross margin in 1999 compared to 1998 was due to lower revenue and a change in the revenue mix to lower margin products. The increase in gross margin percentage in 1998 over 1997 resulted from volume increases.

RESTRUCTURING AND OTHER CHARGES
During the third quarter of fiscal year 1999, the Company completed the reorganization of its continuing operations from a holding company to a single integrated organization and recorded pre-tax charges of $3.3 million. The charges included $2.5 million for severance and $0.8 million for write-offs of property and equipment. The severance was associated with workforce reductions of approximately 130 employees in manufacturing operations and product management. The workforce reductions and write-offs of property and equipment were primarily driven by the reduction of manufacturing capacity at the Company's satellite communications operations in Tempe, Arizona.

The completion of the reorganization included the consolidation of all Company manufacturing operations under new leadership and the installation of a new management team in its Tempe, Arizona, satellite communications operations. The new team has begun outsourcing the manufacturing of certain new products, reduced the Tempe factory floor space by 20%, consolidated its manufacturing operations into one building, and reduced the manufacturing operations head-count in Tempe by 32%. By transitioning to a build-to-order process, inventory in Tempe has been reduced by 14%, and through improvements in bills of materials and supply chain management, inventory in the Company's Chelmsford, Massachusetts operation has been reduced by 17%.

During the fourth quarter of fiscal year 1998, the Company reviewed and refocused its operations and business processes in connection with its strategic and operational initiatives, and recorded pre-tax charges of $11.9 million. These charges consist of $7.3 million primarily for inventory write-downs and $4.1 million for restructuring and other charges, primarily severance and excess facilities. The inventory charges include excess inventory on older, slow-moving product configurations. As part of the review, the Company also examined its income tax accrual requirements and recorded a benefit for previously reserved tax deductions of $2.5 million. Additionally, during the fiscal year 1998 second quarter, the Company recorded a $1.9 million pre-tax charge for a court approved class action litigation settlement.

SEE NOTE 4, RESTRUCTURING AND OTHER CHARGES, OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, FOR FURTHER DETAILS.

OPERATING EXPENSES
Research and development expenses for continuing operations were $25.0 million, $18.0 million and $16.4 million for fiscal years 1999, 1998 and 1997, or as a percentage of revenue 16%, 10% and 10% for fiscal years 1999, 1998 and 1997. The increase in research and development spending in 1999 was mainly attributable to the Company's investment in research and development for AB-Access-TM- products. Additionally, the Company has invested significantly in the development of its SpectraCast-R- satellite Internet protocol multicasting products, its on-line transaction processing data radios (TransIt-TM-), and its new digital broadcast products such as TwinStream-TM- and CodeRunner-TM-. The Company believes that the continual and rapid introduction of new products and technologies is critical to sustaining growth within its current and future target markets, and expects to continue to commit substantial resources to product development and engineering in future periods. As a result, the Company anticipates that research and development expenses will increase in future periods as it continues to focus its efforts on developing wireless broadband products. In addition, management may consider strategic acquisition of additional technologies complementary to the Company's business.

Sales, marketing and administration expenses for continuing operations were $44.8 million, $40.1 million and $36.5 million, or as a percentage of revenue 29%, 23% and 23% for fiscal years 1999, 1998 and 1997. Sales, marketing and administrative expenses include a $1.9 million charge for a court approved class action litigation settlement for 1998, and a $1.3 million severance charge for the Company's former chief executive officer for 1997. Excluding these charges, sales, marketing and administrative expenses were $38.2 million or 22% of revenue for 1998 and $35.2 million or 22% of revenue for 1997. The increase in sales, marketing and administrative spending in 1999 was primarily attributable to expansion of the Company's sales force and an increase in marketing efforts to support the growing level of bid and proposal activity for the new AB-Access-TM- products. The Company expects to continue to focus its sales, marketing and administrative investments in its high-growth wireless broadband data network markets.

On August 20, 1998, the Company acquired Adaptive Broadband Limited (ABL) a United Kingdom-based company developing high-speed wireless Internet connectivity technology. The acquisition was accounted for under the purchase method. The initial purchase price was approximately $10.9 million including cash payments, direct costs and the assumption of ABL's net liabilities. The purchase price will include additional future payments of up to $7 million, contingent on ABL's performance exceeding certain targets. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $8.2 million to in-process research and development, $0.4 million to net tangible assets, $0.4 million to identified intangible assets and $1.9 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. A significant portion of the purchase price will accrue in the future if a certain level of market acceptance is achieved and the goodwill recorded as a result will substantially increase. The Company's results of operations for fiscal year 1999 include ABL's results from August 20, 1998.

On November 19, 1998, the Company acquired Crown Satellite (Crown), which develops and supplies products and software for the network delivery of Internet Protocol (IP) data and multimedia services, from Crown International, Inc. The acquisition was accounted for under the purchase method. The initial purchase price was approximately $7.7 million including cash payments, direct costs and the assumption of Crown's net liabilities. The purchase price will include additional future payments based on Crown's operating gross margin performance. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $3.6 million to in-process research and development, $0.3 million to net tangible assets, $2.5 million to identified intangible assets and $1.3 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. The Company's results of operations for fiscal year 1999 include Crown's results from November 19, 1998.

In connection with the acquisitions of ABL and Crown, the Company allocated a significant portion of the purchase price to purchased in-process research and development. The Company estimated the fair value of the in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technological advances that were known at the time and the stage of completion of each technology. The Company believes that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would pay for the projects.

The Company estimated that based on the complexity, time and cost associated with the ABL and Crown research and development efforts approximately seventy five percent of both projects were complete at the acquisition dates. The ABL technology had been in development for approximately five years prior to the acquisition and approximately one year of development remained to complete the project. Approximately, fifty engineering person years of the total estimated seventy five engineering person years had been completed at the acquisition date. The items remaining to be addressed at the date of acquisition included the following: implement the Network Manager; provide radio control elements for frequency change, access point handoff and subscriber prioritization; implement higher-order modulation schemes in the modem for higher bandwidth efficiency; implement Asynchronous Transfer Mode quality of service to support Constant Bit Rate and Variable Bit Rate traffic. The Crown technology had been in development for approximately one and one half years and the final product version required an additional six months of development. The items remaining to be addressed at the date of acquisition included the following: full Transponder IP Encapsulator/Multiplexer; implement Digital Video Broadcast (DVB) compliance; implement IP networking functionality including routing, Dynamic Host Configuration Protocol (DHCP) and Network Address Translator (NAT). The costs to complete the ABL and Crown projects as of the acquisition dates were $4.0 million and $1.2 million.

At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was expensed at acquisition. If the projects are not successful or completed in a timely fashion, management's product pricing and growth rates may not be achieved and the Company may not realize the financial benefits expected from the projects.

Amortization expense associated with intangible assets in the continuing businesses was $2.0 million, $1.4 million and $1.4 million for fiscal years 1999, 1998 and 1997. The increase in fiscal year 1999 was due to an increase in intangible assets from the ABL and Crown acquisitions.

INTEREST EXPENSES
Net interest expense was $4.1 million, $3.6 million and $5.9 million for fiscal years 1999, 1998 and 1997. The increase in net interest expense for 1999 compared to 1998 was due to lower interest income, as well as higher average borrowings from the utilization of the Company's revolving credit facility during the first three quarters of fiscal year 1999. Subsequent to the Government Division sale in April 1999, the Company used a portion of the proceeds from the sale to pay down the entire outstanding balance of the credit facility. The significant decrease in net interest expense in 1998 compared to 1997 was due to $66.7 million of cash generated from the sales of MN, STS and a portion of the Government Division, which allowed for the reduction of debt and increased interest income from investing the excess cash. Interest expense has not been allocated to the discontinued operations.

GAIN ON SALE OF BUSINESS UNITS
The Company recognized a $2.7 million gain from the sale of its Digital Radio Technology subsidiary during fiscal year 1997.

PROVISION FOR INCOME TAXES
The Company's income tax benefit from continuing operations was $10.6 million, $4.l million, and $1.2 million for fiscal years 1999, 1998 and 1997. Excluding the impact of the partial valuation allowance recorded against future deductions from the amortization of intangible assets acquired in the ABL and Crown acquisitions, the effective income tax rate for 1999 was 36%. Excluding the impact of the benefit for previously reserved income tax deductions of $2.5 million, the effective income tax rate for 1998 was 36%, as compared to 33% for 1997. The lower effective income tax rate recorded in 1997 was due principally to larger research and development tax credits.

At June 30, 1999, the Company had a cumulative net deferred income tax asset of $18.1 million that will be available to reduce payments on future federal and state income tax liabilities. At June 30, 1999, the Company had gross deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $25.4 million. The gross deferred tax assets are offset by a valuation allowance of $5.7 million and deferred tax liabilities of $1.7 million. Realization of the majority of the net deferred tax assets is dependent on the Company's ability to generate approximately $45 million of future taxable income. Management believes that it is more likely than not that the assets will be realized based on forecasted income. However, there can be no assurance that the Company will meet its expectations of future income. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowance.

DISCONTINUED OPERATIONS
In October 1998, the Company's Board of Directors adopted a formal plan to sell its Government Division, which consisted of the Government Electronics Division
(GED), and Airborne Systems Division (ASID). Historically, the Government Division included the Company's Services Division (SD), which was sold in the fourth quarter of fiscal year 1998 to Telscape International, Inc. (Telscape) for $8.2 million in cash with a gain of $6.3 million before income taxes. These operations contracted principally with the United States Department of Defense and provided products and services principally in the areas of communication, reconnaissance, and surveillance systems. In April 1999, the Company completed the sale of its Government Division to Northrop Grumman Corporation (Northrop Grumman) for $93 million in cash, for a net gain of approximately $36 million (net of income taxes). The Company used a portion of the proceeds to pay down the entire outstanding balance of its credit facility and to resume its share repurchase program. The Company plans to use the remaining proceeds to support working capital requirements as it expands, continue its share repurchase program and continue to invest in the development and marketing of its new wireless broadband products. The Government Division sale price includes up to an additional $5 million cash payment, contingent upon the future performance of the divested business. The Company has not recognized any benefit from this contingent future payment.

The operating results, gain on disposal and financial position of the Government Division have been classified as discontinued operations in the Company's financial statements through the divestiture date. Revenue from the Government Division discontinued operations was $67.7 million for fiscal year 1999 for the period prior to disposal, and $85.7 million and $95.2 million for fiscal years 1998 and 1997. Income from the Government Division discontinued operations (net of income taxes) was $2.0 million for fiscal year 1999 for the period prior to disposal, and $3.5 million and $5.0 million for fiscal years 1998 and 1997.

In June 1997, the Company's Board of Directors adopted a formal plan to sell the MN and STS divisions, and the Company recorded a loss from operations of the discontinued businesses of $51.0 million (net of income taxes). In addition, the Company provided for anticipated operating losses prior to disposal and for expected losses on their eventual sale of $8.4 million (net of income taxes).


During fiscal year 1998, STS was sold to L-3 Communications Corporation (L-3) for $27 million in cash, and MN was sold to Tadiran, Ltd. (Tadiran) for $31.5 million in cash. The Company recorded an additional provision of $15.1 million (net of income taxes) for additional losses on disposal of these divisions. The provision was primarily for adjustments to the combined losses on sale and to higher than anticipated operating losses prior to disposal of both divisions. The operating results, loss on disposal, and financial position of these divisions have been classified as discontinued operations in the Company's financial statements through the divestiture dates. Revenue from the MN and STS discontinued operations was $83.2 million in 1998 for the period prior to disposal and $170.3 million for fiscal year 1997.

Final accounting for the Government Division and MN divestitures are subject to completion of the post-closing procedures provided for in the Northrop and Tadiran agreements. The Company has accrued for transaction costs related to the Government Division sale and future price adjustments that may occur in the post-closing procedures for the Government Division and MN divestitures. At June 30, 1999, the discontinued operations reserves for the Government Division and MN divestitures were $6.9 million and $2.5 million, respectively. The Company believes that the completion of these procedures and the outstanding litigation discussed below will not have a material impact on the Company's financial position, results of operations or cash flows.

In July 1999, Northrop Grumman filed a lawsuit against the Company alleging that the Company failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired the Government Division in April 1999. No damages have been specified. The Company believes that it has strong defenses and plans to vigorously defend the lawsuit filed by Northrop Grumman. No provisions have been made for expenses that may be incurred to resolve the lawsuit, and the Company believes final resolution of the Northrop Grumman allega-tions will not have a material impact on the Company's financial position, results of operations, or cash flows.

In May 1995, the Company's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia) pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998 and under the terms of the sale agreement, Tadiran assumed and indemnified the Company with respect to the Nokia claims. Tadiran has now taken the position that the Company is responsible for the Nokia claims, based upon allegations that the Company failed to provide adequate disclosures and financial reserves with respect to such claims. In September 1998, the Company received notice from Nokia that Nokia has decided to terminate the May 1995 agreements. Also in September 1998, Nokia began arbitration proceedings to recover damages, which are claimed to be $40.6 million, and which include loss of profits and goodwill, and damage to trade and manufacturing secrets. The Company believes that it has strong defenses and will vigorously defend the Nokia claims. In May 1999, the Company began arbitration proceedings against Tadiran, primarily to determine that Tadiran is responsible for the Nokia claims. The Company believes that it has strong claims against Tadiran. No accruals have been recorded for expenses that may be incurred to resolve the dispute, and the Company believes final resolution of this matter will not have a material impact on the Company's financial position, results of operations or cash flows.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 1999, the Company had net working capital of $82.0 million, including cash and cash equivalents of $48.9 million, compared to net working capital of $73.4 million, including cash, cash equivalents and short-term investments of $27.2 million, at June 30, 1998. The increase in cash, cash equivalents and short-term investments was primarily due to proceeds from the sale of the Government Division, offset by cash used in operations, the acquisitions of ABL and Crown, and the stock repurchase plan.

Cash used in continuing operating activities was $20.5 million in fiscal year 1999, compared with net cash provided by continuing operating activities of $17.3 million, and $8.3 million in fiscal year 1998 and 1997. Cash used in fiscal year 1999 was primarily due to a loss from operations, partially offset by a reduction in accounts receivable and inventory.

Cash generated from investing activities for fiscal year 1999 was $57.1 million, primarily from the $80.6 million proceeds (net of transaction costs) from the sale of the Company's Government Division, offset by cash used for the acquisition of ABL and Crown totaling $18.3 million and capital expenditures of $8.1 million. Cash generated from investing activities for fiscal year 1998 was $40.2 million, primarily from the sale of MN, STS and the Services Division for approximately $66.7 million, offset by $6.5 million for capital expenditures, as well $18.6 million cash used in the discontinued operations. Cash used in investing activities in fiscal year 1997 of $8.0 million was primarily due to $5.2 million used in discontinued operations and $5.6 million for capital expenditures.

The Company sells certain insured, interest bearing, long-term international accounts receivable, without recourse, to a bank. At June 30, 1999, the outstanding balance of sold and uncollected receivables was approximately $9.9 million.

On October 6, 1998, the Company announced that its Board of Directors had increased the number of shares authorized for repurchase on the open market to six million. The Company acquired approximately 1.1 million shares of common stock for $15.7 million in fiscal year 1999 and 1.6 million shares of common stock for $34.1 million in fiscal year 1998, bringing the total shares repurchased to 2.7 million as of June 30, 1999. In addition to the common stock repurchased, the Company's fiscal year 1999 financing activities included the receipt of $3.7 million from the sale of the Company's common stock under ongoing stock option and stock purchase plans and payments on long-term debt of $0.3 million.

At June 30, 1999, the Company was not in compliance with certain covenants of its industrial development bond agreement. The Company has classified the industrial development bonds as current and plans to use a portion of the proceeds from the sale of its Government Division to pay down the balance.

The Company believes that its current cash position and funds generated from operations will be adequate to meet the Company's requirements for working capital, capital expenditures and debt service for the foreseeable future.

YEAR 2000
As discussed below, the Company presently believes that it will not be materially affected by Year 2000 problems.

STATE OF READINESS
The Company established a formal Year 2000 readiness program in fiscal 1998 with two principal objectives: (1) to assess the readiness of its internal information technology infrastructure and of its critical component and service providers, and (2) to analyze the readiness status of the telecommunications equipment manufactured by the Company and to communicate the readiness status to customers.

In July 1999, the Company engaged an independent consulting firm to perform a risk analysis of the Company's Year 2000 program. Based upon the findings, a remediation plan was implemented, and the Company intends to complete the necessary actions by the end of calendar year 1999.

The Company is currently completing the assessment of its internal systems, and where remedial steps are required to make those systems Year 2000 ready, it is prioritizing the steps to be taken. The Company expects to complete this assessment by September 1999. The Company is also identifying its critical component and service providers and is contacting each such vendor to assess that vendor's Year 2000 readiness. The Company expects to complete a review of all of its critical vendors by no later than October 1999. Because the Company is relying on information provided to it by its vendors to assess their Year 2000 readiness, the Company cannot provide assurances that all of its critical vendors are or will be Year 2000 ready. Therefore, the Company cannot provide assurances that the Company will not be adversely affected by the Year 2000 date change.

The Company will complete the assessment of the impact of Year 2000 on its products by September 1999. The Company is completing efforts to make its new commercially available products Year 2000 ready. The Company has also developed evolution strategies for customers who have existing products. The Company believes that is has sufficient resources to provide timely support to its customers that require product migration and upgrades to be Year 2000 ready.

COSTS
The Company currently does not expect that the total costs of its Year 2000 readiness program will be material to its financial condition, results of operation or cash flows. All costs are charged to expense as incurred, and do not include potential costs related to any customers or other claims or the cost of internal software and hardware replaced in the normal course of business.

RISKS / CONTINGENCY PLANS
The Company believes that its most likely worst case scenarios would involve the interruption of crucial suppliers as a result of infrastructure failures or third-party vendor failures. As a result, the Company is developing contingency plans that will address each of the most likely worst case scenarios. Such contingency plans are expected to be completed by November 1999. The Company believes that it is taking appropriate steps to assess and address its Year 2000 issues and currently does not expect that its business will be adversely affected by the Year 2000 issue in any material respect. Nevertheless, achieving Year 2000 readiness is dependent on many factors, some of which are not completely within the Company's control. Should either the Company's internal systems or the internal systems of one or more critical vendors or key customers fail to achieve Year 2000 readiness, the Company's business and its results of operations could be materially adversely affected.

NEW ACCOUNTING PRONOUNCEMENTS
In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 98-1, Accounting for the Costs of the Computer Software Developed or Obtained for Internal Use. The SOP, which has been adopted prospectively as of July 1, 1998, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The adoption of SOP 98-1 has had an immaterial impact on the Company's financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which will be effective for the Company's fiscal year 2001. The Company does not currently use derivatives; thus management does not anticipate that the adoption of the new Statement will have a material impact on the Company's financial statements.

INQUIRY FROM SECURITIES AND EXCHANGE COMMISSION
The Company received an inquiry from the Securities and Exchange Commission
(SEC) dated December 31, 1998, related to the Company's 1998 Form l0-K and Form 10-Q for the quarter ended September 30, 1998. A primary focus of the inquiry was to request additional information regarding the Company's in-process research and development costs from the purchase of Adaptive Broadband Limited in August 1998. In addition, the inquiry requested information about the Company's fiscal 1998 restructuring charge, intangible asset impairment charge, and accounting for discontinued operations, as well as certain other accounting and disclosure clarifications. The Company responded on February 3, 1999. No additional communication nor inquiry from the SEC has been received. However, the ultimate resolution of these matters will not be known until the SEC formally concludes its review process. The Company believes that it has properly valued and accounted for the in-process research and development from the purchase of Adaptive Broadband Limited, consistent with the October 9, 1998 SEC "Audit Risk Alert." The Company also believes that the accounting and disclosure related to the other inquires by the SEC letter are appropriate.

SELECTED FINANCIAL DATA (UNAUDITED)

FIVE YEARS ENDED JUNE 30, 1999
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)  1999[A]       1998[B]        1997         1996         1995
------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenue                                       $156,996      $175,300     $157,049      $155,165     $145,506
Operating income (loss)                        (33,045)         (642)        (424)       16,868       17,122
Income from continuing operations              (26,624)         (242)      (2,423)        8,028        9,281
Net income (loss)                               11,620        (7,760)     (56,766)       11,623       (7,895)
Diluted income from continuing
  operations per share                        $  (1.79)     $  (0.01)    $  (0.15)     $   0.50     $   0.57
Diluted net income (loss) per share           $   0.78      $  (0.47)    $  (3.50)     $   0.72     $  (0.49)
Weighted average shares and dilutive
  equivalents                                   14,887        16,363       16,226        16,200       16,231

FINANCIAL POSITION
Total assets                                  $186,476      $190,512     $252,778      $280,622     $268,677
Net debt [C]                                    12,961        37,970       70,919        71,755       71,254
Net debt to capitalization [D]                    0.13          0.31         0.36          0.30         0.29
Shareholders' equity per share                $   5.71      $   5.17     $   7.27      $  10.49     $   9.47

OTHER (CONTINUING OPERATIONS ONLY)
Year-end backlog [E]                          $ 37,441      $ 26,041     $ 22,323      $ 19,964     $ 30,350
Year-end employees                                 846         1,021          933           936          769
Year-end facilities (thousands of square           350           256          260           267          212
  feet)

[A] In fiscal year 1999, the Company recorded an $11.8 million charge for in-process research and development, $3.3 million for restructuring and other charges, and $3.0 million for excess manufacturing costs. Excluding these items, the fiscal year 1999 loss from continuing operations was $12.2 million, or $0.82 per share on a diluted basis.

[B] In fiscal year 1998, the Company recorded $7.3 million for inventory write-downs, $4.1 million for restructuring and other charges, and $1.9 million for a litigation settlement. Excluding these items, fiscal year 1998 income from continuing operations was $5.7 million, or $0.35 per share on a diluted basis.

[C] Net debt is total long-term liabilities, including current portion of long-term debt, less cash and cash equivalents.

[D] Net debt to capitalization is year-end net debt divided by year-end net debt plus shareholders' equity.

[E] In 1999, cancelled orders related to prior years of $2.6 million were removed from year-end backlog.

FINANCIAL RESULTS BY FISCAL QUARTERS (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)        BASIC AND DILUTED EARNINGS PER SHARE
-----------------------------------------------------------------------------------------------------------------------------------
                                                          INCOME       INCOME
                                                          (LOSS)       (LOSS)
                                                           FROM         FROM           NET                                     NET
FISCAL                                        GROSS     CONTINUING   DISCONTINUED    INCOME    CONTINUING    DISCONTINUED   INCOME
QUARTER                        REVENUE        MARGIN    OPERATIONS    OPERATIONS     (LOSS)    OPERATIONS     OPERATIONS     (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
1999[A]
Q1                            $ 34,731       $11,645    $(10,926)      $ 1,075      $(9,851)      $(0.72)       $0.07      $(0.65)
Q2                              43,174        16,225      (4,524)          888       (3,636)       (0.30)        0.06       (0.24)
Q3                              38,553        11,111      (7,510)            0       (7,510)       (0.51)           0       (0.51)
Q4                              40,538        14,768      (3,664)       36,281       32,617        (0.25)        2.47        2.22
                            -------------------------------------------------------------------------------------------------------
                              $156,996       $53,749    $(26,624)      $38,244      $11,620       $(1.79)       $2.57      $ 0.78

1998[B]
Q1                             $39,258       $15,398       $ 923       $ 1,389      $ 2,312       $ 0.06       $ 0.08      $ 0.14
Q2                              45,955        19,007         938           934        1,872         0.06         0.06        0.11
Q3                              44,340        17,303       1,653       (11,048)      (9,395)        0.10        (0.67)      (0.57)
Q4                              45,747        11,183      (3,756)        1,207       (2,549)       (0.24)        0.08       (0.16
                            ------------ ------------- ------------ ------------ ------------- ------------ ----------- ------------
                              $175,300       $62,891       $(242)      $(7,518)     $(7,760)      $(0.0l)      $(0.46)     $(0.47)

[A] Fiscal year 1999 first-quarter loss from continuing operations includes pre-tax charges of $8.2 million for write off of in-process research and development costs.

     Fiscal year 1999 second-quarter loss from continuing operations includes pre-tax charges of $3.6 million for the write off of in-process research and development costs.

     Fiscal year 1999 third-quarter gross margin includes pre-tax charges of $3.0 million excess manufacturing costs. Fiscal year 1999 third-quarter loss from continuing operations includes pre-tax charges of $3.3 million restructuring and other charges.

[B] Fiscal year 1998 second-quarter income from continuing operations includes pre-tax charges of $1.9 million for a court-approved class action litigation settlement.

     Fiscal year 1998 fourth-quarter gross margin includes pre-tax charges of $7.3 million for inventory write-downs. Fiscal year 1998 fourth-quarter loss from continuing operations includes pre-tax charges of $4.1 million for restructuring and other charges.



STOCK AND QUARTERLY DATA (UNAUDITED)

Adaptive Broadband Corporation has one series of $10 par value common stock. Holders of common stock have full voting rights and have the right to cumulate votes for the election of directors. Adaptive Broadband reinvests earnings to finance expansion of its business, has paid no cash dividends, and does not anticipate changing its dividend policy in the foreseeable future. At June 30, 1999, the number of Adaptive Broadband Corporation shareholders totaled approximately 11,500, of which approximately 1,500 were holders of record. Adaptive Broadband Corporation stock is traded in the Nasdaq National Market under the trading symbol ADAP.

THE FOLLOWING TABLE SETS FORTH, FOR THE FISCAL PERIODS INDICATED, THE HIGH AND LOW STOCK PRICES.

STOCK PRICES BY QUARTER FISCAL YEARS
1999 AND 1998                     1999                                            1998
----------------------------------------------------------------------------------------------------------
                Q1          Q2          Q3          Q4         Q1          Q2          Q3         Q4
----------------------------------------------------------------------------------------------------------
High          17 1/4        14          14        21 7/8     21 1/8      21 3/4      22 1/4     24 1/4
Low            7             6 3/4       8 3/8     9 9/16    14          16 1/16     16 l/2     14 1/4

FORWARD LOOKING STATEMENTS
ADAPTIVE BROADBAND CORPORATION



This Annual Report contains forward-looking statements that involve risks and uncertainties, including statements regarding the Company's markets, the Company's ability to be a leader in its markets and to achieve its growth objectives, the future of network computing, telecommunications and broadcasting and other matters, as well as statements about the results of litigation or disputes, the results of post-closing procedures in connection with sales agreements, product mix and international operations, the effect of new accounting pronouncements, the realization of certain tax assets, adequacy of funds for the foreseeable future, and expectations for fiscal year 2000 and beyond. Words such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Readers are cautioned that forward-looking statements reflect management's analysis only as of the date of this Report, and the Company assumes no obligation to update these statements. Actual events or results may differ materially from the events or results discussed in the forward-looking statement. Factors that could cause the Company's actual results to differ materially from management's projections, estimates and expectations include, but are not limited to, the level of demand for products, competition, new product introductions by competitors, market acceptance of the Company's new products, the ability of the Company to anticipate and respond to rapid technological change, availability of qualified personnel, risks related to international sales, delays in the receipt of orders or in the shipment of products, changes in demand for products, price competition, new product introductions by competitors or the Company, cost overruns, foreign currency exchange rate fluctuations, timely availability of supply of components, dependence on major orders from a small number of customers, limitations on the Company's ability to reduce inventory and expenses if forecasts and expected demand are not realized, general economic conditions, the impact of Year 2000 and whether the Company's claims and defenses in litigation and disputes are viewed as meritorious. For a more detailed discussion of these and other factors, see "Information Regarding Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.